Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-232313

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated August 8, 2019 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this prospectus supplement and the base shelf prospectus, as amended or supplemented, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell such securities. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary’s office of Acreage Holdings, Inc. at 366 Madison Avenue, 11th Floor, New York, New York, 10017, telephone (646) 600-9181, email corporatesecretary@acreageholdings.com and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED AUGUST 8, 2019

New Issue	February 25, 2020

ACREAGE HOLDINGS, INC.

Up to US$50,000,000

6,085,192 Units Issuable on Automatic Exercise of 6,085,192 Special Warrants

4,056,795 Units Issuable on Exercise of Purchaser’s Option

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated August 8, 2019 (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of: (i) 6,085,192 units (the “Initial Units”) of Acreage Holdings, Inc. (the “Company”, “Acreage”, “us” or “we”); (ii) up to 4,056,795 units of the Company (the “Additional Units” and collectively with the Initial Units, the “Units”) issuable upon exercise on or before March 16, 2020 of an option (the “Purchaser’s Option”) granted to the Lead Purchaser (as defined herein); and (iii) Warrant Shares (as defined herein) issued on or before March 16, 2020 upon the exercise of the Warrants (including the Warrants issuable upon exercise of the Purchaser’s Option). The Initial Units will be distributed by the Company, without payment of any additional consideration and without any further action of the holders, upon the automatic exercise of 6,085,192 outstanding special warrants of the Company (the “Special Warrants”). The Special Warrants are governed by the terms and conditions of a special warrant indenture (the “Special Warrant Indenture”) entered into between the Company and Odyssey Trust Company (“Odyssey”), as special warrant agent, on February 10, 2020 (the “Closing Date”), the date of completion of the sale of the Special Warrants. Each Initial Unit is comprised of one Class A subordinate voting share of the Company (each, an “Initial Unit Share” and the Class A subordinate voting shares, the “Subordinate Voting Shares”) and one Subordinate Voting Share purchase warrant (each, an “Initial Warrant”). Each Additional Unit is comprised of one Subordinate Voting Share (each, an “Additional Unit Share” and together with the Initial Unit Shares, the “Unit Shares”) and one Class A subordinate voting share purchase warrant (each, an “Additional Warrant” and together with the Initial Warrants, the “Warrants”). The Warrants are governed by the terms of a Warrant Indenture (as defined herein). Each Warrant is exercisable to acquire one Subordinate Voting Share (each, a “Warrant Share”) at an exercise price of US$5.80 per Warrant Share, until February 10, 2025, subject to adjustment in certain events. This Prospectus Supplement qualifies for distribution the Unit Shares and Warrants comprising the Units. No additional Special Warrants are available for purchase pursuant to this Prospectus Supplement and no additional funds will be received by the Company from the distribution of the Units upon exercise of these Special Warrants.

This Prospectus Supplement also qualifies for distribution Warrant Shares issued upon exercise of the Warrants, if any, on or before 8:00 a.m. (Eastern time) on March 16, 2020.

The Special Warrants were distributed by the Company on February 10, 2020 pursuant to an agency agreement dated February 10, 2020 (the “Agency Agreement”) between the Company and Canaccord Genuity Corp. (the “Agent”). The Special Warrants were sold on a “best efforts” private placement basis at a price of US$4.93 per Special Warrant (the “Offering Price”) for aggregate gross proceeds of US$29,999,996.56 (the “Offering”) to the Company. The Offering Price of the Special Warrants was determined by arm’s length negotiation between the Company and the Agent with reference to the prevailing market price of the Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) and certain other factors. See “Description of Securities Being Distributed - Pricing of the Offering”.

Price: US$4.93 per Special Warrant
	Price to the Public	Agent’s Commission(2)	Net Proceeds to the Company(3)
Per Initial Unit	US$4.93	US$0.2958	US$4.6342
Total Offering(1)(2)	US$29,999,996.56	US$1,799,999.79	US$28,199,996.77

Notes:

(1)

The Purchaser’s Option may be exercised in the sole discretion of the Lead Purchaser, in whole or in part, to permit the Purchasers to purchase, in such proportion among the Purchasers as the Lead Purchaser may determine, up to 4,056,795 Additional Units at the Offering Price per Unit. If the Purchaser’s Option is exercised in full, the total “Price to the Public”, “Agent’s Commission” and “Net Proceeds to the Company” will be US$49,999,995.90, US$2,999,999.75 and US$46,999,996.15, respectively (before deducting the expenses of the Offering, estimated to be US$882,577.79). See “Plan of Distribution”.

(2)	The Company has paid the Agent a cash commission (the “Agent’s Commission”) equal to 6.0% of the gross proceeds from the Offering. See “Plan of Distribution” for additional information regarding the Agent’s Commission.

(3)	Before deducting the expenses of the Offering, estimated to be US$882,577.79. The Agent’s Commission has been, and the expenses of the entire Offering have been or will be, paid by the Company. See “Plan of Distribution”.

Up to 4,056,795 Additional Units may be issued if the Purchaser’s Option is exercised in full. The Purchaser’s Option may be exercised at any time and from time to time until 8:00 a.m. (Eastern time) on March 16, 2020, for an exercise price of US$4.93 per Additional Unit.

The Subordinate Voting Shares are listed for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “ACRG.U”, are quoted on the OTCQX® Best Market by OTC Markets Group (the “OTCQX “) under the symbol “ACRGF” and are traded on the Open Market of the Frankfurt Stock Exchange (“FRA”) under the symbol “0VZ”. On February 6, 2020, the last trading day prior to the announcement of the Offering, the closing price of the Subordinate Voting Shares on the CSE was US$5.92. On February 24, 2020, the last trading day completed prior to the date of this Prospectus Supplement, the closing price of the Subordinate Voting Shares on the CSE was US$4.58.

The Special Warrants are governed by the terms and conditions set forth in the Special Warrant Indenture. Subject to the terms and conditions of the Special Warrant Indenture, each Special Warrant entitles the holder thereof to acquire one Unit, subject to adjustments in certain circumstances, without payment of additional consideration. Under the Special Warrant Indenture, the Company agreed to file this prospectus supplement in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick and Nova Scotia (the “Qualifying Jurisdictions”), on or before March 10, 2020, to qualify the distribution of the Unit Shares and Warrants issuable upon the automatic exercise of the Special Warrants, the Additional Unit Shares and Additional Warrants issuable upon the exercise of the Purchaser’s Option and any Warrant Shares issued on or before March 16, 2020 upon exercise of the Warrants. Pursuant to the terms of the Special Warrant Indenture, the Special Warrants may not be voluntarily exercised. The Special Warrants will be automatically exercised and the Initial Units issued on the date (the “Automatic Exercise Date”) that is earlier of: (i) the third business day after the date (the “Qualification Date”) on which: (A) the Prospectus Supplement has been filed by the Company with the securities regulatory authorities in each of the Qualifying Jurisdictions: and (B) the Company has filed an amendment to the Company’s Form F-10 registration statement (File No. 333-232313) registering the issuance of the Unit Shares and the Warrants upon automatic exercise of the Special Warrants, the Additional Unit Shares and Additional Warrants issuable upon exercise of the Purchaser’s Option, and the Warrant Shares upon exercise of the Warrants (including upon exercise of the Additional Warrants), with the United States Securities and Exchange Commission (the “SEC”), and (ii) the date that is four months and one day following the Closing Date.

Following March 16, 2020, the Company has agreed to file a registration statement on Form S-3 (and if not then available, Form S-1) registering the Warrant Shares with the SEC under U.S. securities laws.

The Warrants are governed by a warrant indenture (the “Warrant Indenture”) dated as of the Closing Date entered into between the Company and Odyssey. Each Warrant will entitle the holder thereof (the “Warrantholder”) to purchase one Warrant Share at an exercise price of US$5.80 per Warrant Share at any time on or before 4:00 p.m. (Toronto time) on February 10, 2025 (the “Warrant Expiry Date”), subject to adjustment in certain events. The Unit Shares and the Warrants comprising the Units will separate immediately upon issuance of the Units. See “Plan of Distribution”.

The Company has applied to list the Unit Shares and the Warrant Shares on the CSE. Listing will be subject to the Company fulfilling all of the requirements of the CSE. There is currently no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement and the accompanying Shelf Prospectus. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices and the liquidity of the Warrants. See “Risk Factors”.

An investment in the Units is subject to a number of risks. A purchaser should review this Prospectus Supplement, together with the Shelf Prospectus, in their entirety and carefully consider the risk factors described under “Risk Factors” and the risks identified in the documents incorporated by reference herein and therein before purchasing the Units.

Purchasing Units may subject purchasers to tax consequences in Canada. Purchasers should consult their own tax advisors with respect to their own particular circumstances.

Certain of the Company’s directors, officers and promoters reside outside of Canada. Each of the following persons has appointed DLA Piper (Canada) LLP, 2800 Park Place, 666 Burrard St, Vancouver, British Columbia, Canada V6C 2Z7 as agent for service of process:

Directors and Officers
Kevin Murphy, Director and Chief Executive Officer
John Boehner, Director
Douglas Maine, Director
Larissa L. Herda, Director
William C. Van Faasen, Director
Glen Leibowitz, Chief Financial Officer
Robert Daino, Chief Operating Officer
James A. Doherty, General Counsel
Steven Hardardt, EVP, Chief People Officer and Administration

Promoter
Kevin Murphy

The Company’s head office is located at 366 Madison Avenue, 11th Floor, New York, NY 10017 USA and the Company’s registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2Z7.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process.

For investors outside of the U.S. and Canada, neither the Company nor the Agent has done anything that would permit the Offering or distribution of this Prospectus Supplement and the accompanying Shelf Prospectus in any jurisdiction where action for the purpose is required other than in Canada. Investors are required to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement.

Note to U.S. Holders

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some of its officers and directors may be residents of a foreign country and that some or all of the agents or experts named in the registration statement may be residents of a foreign country.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus Supplement is being filed in relation to the distribution of securities of an entity that currently derives, directly or indirectly, substantially all of its consolidated revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. Acreage is indirectly involved (through its indirect subsidiary, High Street Capital Partners, LLC (“HSCP”)) in the cannabis industry in the United States where state and local laws permit such activities. Currently, HSCP and its licensed subsidiaries are engaged in, or have management or consulting services agreements in place with license holders to assist in the manufacture, possession, sale or distribution of cannabis in the adult-use and medical cannabis marketplaces in various U.S. states.

The United States federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which schedules controlled substances, including cannabis, based on their approved medical use and potential for abuse. Cannabis is classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. The United States Food and Drug Administration has not approved cannabis as a safe and effective drug for any indication. The FDA has approved CBD, a component of cannabis, for a narrow spectrum of medical conditions.

Despite the current state of the United States federal law and the CSA, medical cannabis is currently legal in 33 states, Washington D.C., and the territories of Guam, Puerto Rico, the U.S. Virgin Islands, and the Northern Mariana Islands. Recreational, adult-use cannabis is legal in 11 states and Washington D.C., although Washington D.C. has not legalized commercial sale of cannabis. State laws that permit and regulate the production, distribution and use of cannabis for adult-use or medical purposes are in direct conflict with the CSA. Although certain states authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and in case of conflict between federal and state law, federal law shall apply.

On January 4, 2018, former United States Attorney General Jeff Sessions issued a memorandum to United States district attorneys which rescinded previous guidance from the United States Department of Justice specific to cannabis enforcement in the United States, including the Cole Memorandum (as defined herein). With the Cole Memorandum rescinded, United States federal prosecutors have been given discretion in determining whether to prosecute cannabis related violations of United States federal law. Mr. Sessions resigned on November 7, 2018. Following the brief tenure of Matthew Whitaker as the acting United States Attorney General, on December 7, 2018, President Donald Trump announced the nomination of William Barr and, on February 14, 2019, Mr. Barr was confirmed as Attorney General. The Department of Justice under Mr. Barr has not taken a formal position on federal enforcement of laws relating to cannabis. Mr. Barr has stated publicly that his preference would be to have a uniform federal rule against cannabis, but, absent such a uniform rule, his preference would be to permit the existing federal approach of leaving it up to the states to make their own decisions. There is no guarantee that the position of the Department of Justice will not change. If the Department of Justice policy under Attorney General William Barr were to aggressively pursue financiers or owners of cannabis-related businesses, and United States Attorneys followed such Department of Justice policies through pursuing prosecutions, then the Company could face (i) seizure of its cash and other assets used to support or derived from its cannabis operations, (ii) the arrest of its employees, directors, officers, managers and investors, and charges of ancillary criminal violations of the CSA for aiding and abetting and conspiring to violate the CSA by virtue of providing financial support to cannabis companies that service or provide goods to state-licensed or permitted cultivators, processors, distributors, and/or retailers of cannabis, and/or (iii) the barring of its employees, directors, officers, managers and investors who are not United States citizens from entry into the United States for life.

On December 20, 2019, President Donald Trump signed the Consolidated Appropriations Act, 2020 which included the Rohrabacher/Blumenauer Amendment, which prohibits the funding of federal prosecutions with respect to medical cannabis activities that are legal under state law, extending its application until September 30, 2020. There can be no assurances that the Rohrabacher/Blumenauer Amendment will be included in future appropriations bills. See the “Regulatory Overview” section in the Shelf Prospectus and the “Regulatory Framework” section in this Prospectus Supplement.

v

There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed, amended or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends or repeals the CSA with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendment or repeal there can be no assurance), there is a significant risk that federal authorities may enforce current federal law. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected.

Marijuana remains a Schedule I controlled substance under the CSA, and neither the Cole Memorandum nor its rescission nor the continued passage of the Rohrabacher/Blumenauer Amendment has altered that fact. The federal government of the United States has always reserved the right to enforce federal law in regard to the sale and disbursement of medical or adult-use marijuana, even if state law sanctions such sale and disbursement. If the United States federal government begins to enforce United States federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects would be materially adversely affected.

In light of the political and regulatory uncertainty surrounding the treatment of United States cannabis-related activities, on February 8, 2018, the Canadian Securities Administrators published Staff Notice 51-352 – (Revised) Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) setting out the Canadian Securities Administrator’s disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

For these reasons, the Company’s operations in the United States cannabis market may subject the Company to heightened scrutiny by regulators, stock exchanges, clearing agencies and other United States and Canadian authorities. There are a number of risks associated with the business of the Company. See sections entitled “Regulatory Overview” and “Risk Factors” in the Shelf Prospectus including under “The Company’s business activities, while compliant with applicable state and local U.S. law, are illegal under U.S. federal law”, “United States Regulatory Uncertainty” and “Heightened Scrutiny by Canadian and U.S. Authorities”.

GLOSSARY

In this Prospectus Supplement, unless otherwise indicated or the context otherwise requires, the following terms shall have the indicated meanings. Words importing the singular include the plural and vice versa and words importing a gender include any genders. A reference to an agreement means the agreement as it may be amended, supplemented or restated from time to time.

“Additional Units” means Units which may be acquired upon exercise of the Purchaser’s Option;

“Additional Unit Shares” means Subordinate Voting Shares comprised in the Additional Units;

“Additional Warrants” means Warrants comprised in the Additional Units;

“Agency Agreement” has the meaning ascribed thereto on the face page hereof;

“Agent” has the meaning ascribed thereto on the face page hereof;

“Agent’s Commission” has the meaning ascribed thereto on the face page hereof;

“AIF” means the annual information form of the Company for the year ended December 31, 2018 dated April 24, 2019;

“allowable capital loss” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Leases”;

“Annual MD&A” means the management’s discussion and analysis of financial condition and financial performance of the Company for the year ended December 31, 2018;

“Applied Inventions” means Applied Inventions Management Corp.;

“Arrangement” has the meaning ascribed thereto under “Recent Developments-Arrangement with Canopy Growth”;

“Automatic Exercise Date” has the meaning ascribed thereto on the face page hereof;

“BCBCA” means the Business Corporations Act (British Columbia);

“Board” or “Board of Directors” means the board of directors of the Company;

“business day” means a day other than a Saturday, Sunday or a day on which the principal chartered banks located in New York, New York or Vancouver, British Columbia are not open for business;

“Cannabis” means Cannabis sativa L.;

“Cannabis Act” means the Cannabis Act (Canada);

“Canopy Growth” means Canopy Growth Corporation;

“Code” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations — Tax Classification of the Company as a U.S. Domestic Corporation”;

“Company” has the meaning ascribed thereto on the face page hereof;

“Company Shares” means the issued and outstanding shares of the Company;

“Closing Date” means February 10, 2020;

“Connecticut Secured Collateral” has the meaning set out under the heading “Description of Material Indebtedness - Poppins Credit Facility”

“Controlling Individual” has the meaning ascribed thereto under the heading “Eligibility for Investment”;

“Credit Agreements” means, collectively, the Poppins Credit Agreement and the Institutional Credit Agreement;

“Credit Facilities” means the Poppins Credit Facility and the Institutional Credit Facility;

“CSA” means the U.S. Controlled Substances Act;

“CSE” means the Canadian Securities Exchange;

“Deep Roots” means Deep Roots Medical LLC;

“Deep Roots Agreement” has the meaning ascribed thereto under the heading “Recent Developments”;

“DPSP” has the meaning ascribed thereto under the heading “Eligibility for Investment”;

“DRS Registration Statement” means an ownership statement under a direct registration system that reflects a holder’s book entry, rather than physically certificated, securityholding;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“FATCA” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations — Tax Considerations for U.S. Holders — Additional Withholding Tax on Payments Made to Foreign Accounts”;

“FRA” means the Frankfurt Stock Exchange;

“Form Factory” means Form Factory, Inc., a subsidiary of the Company;

“forward-looking statements” has the meaning ascribed thereto under the heading “Cautionary Note Regarding Forward-Looking Statements”;

“HSCP C-1 Profits Interest Units” means the Class C-1 units in the capital of HSCP outstanding from time to time;

“Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“HSCP” means High Street Capital Partners, LLC;

“HSCP Units” means the common membership units of HSCP;

“Initial Units” has the meaning ascribed thereto on the face page hereof;

“Initial Unit Shares” means the Subordinate Voting Shares comprised in the Initial Units;

“Initial Warrants” has the meaning ascribed thereto on the face page hereof;

“Interest Shares” has the meaning set out under the heading “Description of Material Indebtedness – Poppins Credit Facility”;

“Institutional Borrower” means HSCP CN Holdings ULC;

“Institutional Credit Agreement” means the credit agreement dated February 7, 2020 between the Institutional Borrower, Acreage Finance Delaware, LLC, a Delaware limited liability company as guarantor, an institutional lender, and such lender’s administrative agent;

“Institutional Credit Facility” has the meaning set out under the heading “Description of Material Indebtedness – Institutional Credit Facility”;

“IP Security” has the meaning set out under the heading “Description of Material Indebtedness – Poppins Credit Facility”;

“IRS” means the United States Internal Revenue Service;

“Lead Purchaser” means the lead purchaser in the Private Placement;

“Lock-Up Period” has the meaning ascribed thereto under the heading “Plan of Distribution — Lock-Up Arrangements”;

“Multiple Voting Shares” means Class C multiple voting shares of the Company;

“Net Income” has the meaning set out under the heading “Description of Material Indebtedness – Poppins Credit Facility”;

“NI 41-101” means National Instrument 41-101 — General Prospectus Requirements of the Canadian Securities Administrators;

“Non-Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations — Non-Resident Holders”;

“October 2018 Management Information Circular” has the meaning ascribed thereto under “Documents Incorporated by Reference”;

“Odyssey” means Odyssey Trust Company;

“Offered Securities” means the Unit Shares and the Warrants, including the Additional Unit Shares and the Additional Warrants;

“Offering” has the meaning ascribed thereto on the face page hereof;

“Offering Price” has the meaning ascribed thereto on the face page hereof;

“OTCQX” has the meaning ascribed thereto on the face page hereof;

“Person” means any individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

“Poppins Borrower” means Acreage Finance Delaware, LLC, an indirect subsidiary of the Company;

“Poppins Credit Agreement” means the definitive agreement in respect of the Poppins Credit Facility anticipated to be entered into between the Poppins Borrower, Acreage IP Holdings, LLC, a Nevada limited liability company, as guarantor (the “Guarantor”), the administrative and collateral agent (the “Administrative and Collateral Agent”) and the Poppins Lender;

“Poppins Credit Facility” has the meaning ascribed thereto under the heading “Description of Material Indebtedness – Poppins Credit Facility”;

“Poppins Lender” means IP Investment Company, LLC;

“Private Placement” means the issue and sale of the Special Warrants on a “private placement” basis pursuant to applicable prospectus exemptions;

“Prospectus Supplement” means this prospectus supplement;

“Proportionate Voting Shares” means the Class B proportionate voting shares of the Company;

“Purchaser” means the persons who (as purchaser or beneficial purchaser) purchased Special Warrants and, in the case of the Lead Purchaser the Purchaser’s Option and permitted assignees or transferees of such persons from time to time, and includes the Lead Purchaser on behalf of entities advised by the Lead Purchaser;

“Purchaser’s Option” has the meaning ascribed thereto on the face page hereof;

“Qualification Date” has the meaning ascribed thereto on the face page hereof;

“Qualifying Jurisdictions” has the meaning ascribed thereto on the face page hereof;

“RTO” means the reorganization of Applied Inventions described in the October 2018 Management Information Circular completed on November 14, 2018;

“Registered Plans” has the meaning ascribed thereto under the heading “Eligibility for Investment”;

“Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada”;

“Restricted Account” has the meaning set out under the heading “Description of Material Indebtedness – Institutional Credit Facility”;

“SEC” means the U.S. Securities and Exchange Commission;

“Secured Assets” has the meaning set out under the heading “Description of Material Indebtedness – Poppins Credit Facility”;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shelf Prospectus” has the meaning ascribed thereto on the face page hereof;

“Special Warrants” has the meaning ascribed thereto on the face page hereof;

“Special Warrant Indenture” means the special warrant indenture between the Company and Odyssey, as special warrant agent, dated the Closing Date providing for the issuance of the Special Warrants;

“Staff Notice 51-352” has the meaning ascribed thereto under “Regulatory Framework”;

“Subordinate Voting Shares” has the meaning ascribed thereto on the face page hereof;

“Tax Act” means the Income Tax Act (Canada) as amended from time to time, including the regulations promulgated thereunder;

“Tax Proposals” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations — Holders Resident in Canada — Taxation of Capital Gains and Capital Leases”;

“THC” means delta-9 tetrahydrocannabinol;

“Treaty” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“Treasury Regulations” has the meaning ascribed thereto under the heading “Certain U.S. Federal Income Tax Considerations”;

“T & T system” means a track and trace system used to track commercial cannabis activity required under applicable U.S. state law;

“UMIR” means the Universal Market Integrity Rules for Canadian Marketplaces;

“Units” means, collectively, the Initial Units and the Additional Units;

“Unit Shares” means, collectively, the Initial Unit Shares and the Additional Unit Shares;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrantholder” has the meaning ascribed thereto on the face page hereof;

“Warrants” means Initial Warrants and the Additional Warrants;

“Warrant Indenture” means the warrant indenture between the Company and Odyssey, as warrant agent dated the Closing Date providing for the issuance of Warrants; and

“Warrant Share” has the meaning ascribed thereto on the face page hereof.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes: (i) the specific terms of the Private Placement of Special Warrants and the Units to be issued upon automatic exercise thereof; and (ii) the offering of the Additional Units pursuant to the exercise of the Purchaser’s Option, and which adds to and supplements the information contained in the Shelf Prospectus and the documents incorporated by reference therein. The second part is the accompanying Shelf Prospectus, which provides more general information about the Company, its business and offerings it may undertake from time to time. This Prospectus Supplement may add, update, or change information contained in the Shelf Prospectus. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.

This Prospectus Supplement and the accompanying Shelf Prospectus are part of a “shelf” registration statement on Form F-10 that the Company has filed with the SEC. Each time the Company sells its securities under the accompanying Shelf Prospectus, the Company will provide a prospectus supplement that will contain specific information about the terms of that offering including price, the number and type of securities being offered, and the plan of distribution. The Form F-10 shelf registration statement became effective under the rules and regulations of the SEC on August 12, 2019. This Prospectus Supplement describes the specific details regarding the Offering including the price, type and number of securities being offered, and the placement arrangements. The accompanying Shelf Prospectus provides general information about the Company, some of which, such as the section entitled “Plan of Distribution”, may not apply to the Offering. This Prospectus Supplement does not contain all of the information contained in the Form F-10 registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Investors should refer to the Form F-10 registration statement and the exhibits therein for further information with respect to the Company and its securities.

An investor should read this Prospectus Supplement along with the accompanying Shelf Prospectus. An investor should rely only on the information contained or incorporated by reference in this Prospectus Supplement or, for the purpose of the Offering, the accompanying Shelf Prospectus. Neither the Company or the Agent has authorized any other person to provide investors with additional or different information. The information contained on the Company’s corporate website is not intended to be included in or incorporated by reference into this Prospectus Supplement or the accompanying Shelf Prospectus. If anyone provides an investor with different or inconsistent information, the investor should not rely on it.

For investors in jurisdictions outside Canada and the United States, neither the Company or the Agent has done anything that would permit the direct or indirect, offer, sale or delivery of any Units under this Prospectus Supplement, together with the Shelf Prospectus or any other document to any person in any such jurisdiction, except in a manner which will not require the Company to comply with the registration, prospectus, continuous disclosure, filing or other similar requirements under the applicable securities laws of any jurisdictions (other than in the Qualifying Jurisdictions and in the United States). Investors are required to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement, together with the Shelf Prospectus.

Subject to the Company’s obligations under applicable securities laws, the information contained in or incorporated by reference in this Prospectus Supplement, or for the purpose of the Offering, the accompanying Shelf Prospectus, is accurate only as of the date of the applicable document or any earlier date expressly stated within the applicable document, regardless of the time of delivery of this Prospectus Supplement along with the accompanying Shelf Prospectus or any issuance of Additional Units under this Prospectus Supplement.

Unless otherwise noted or the context otherwise requires, all references in this Prospectus Supplement to “Acreage” and the “Company” refer to Acreage Holdings, Inc. and its subsidiary entities, on a consolidated basis as constituted on the Closing Date.

If the information varies between this Prospectus Supplement and the Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the Shelf Prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate”, “believe”, “envision”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “target”, “potential”, “will”, “would”, “could”, “should”, “continue”, “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. Forward-looking statements in this Prospectus Supplement, the Shelf Prospectus or the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

•	the performance of the Company’s business and operations;

•	our intention to grow the business, operations and product offerings of the Company;

•	the competitive conditions of the industry;

•	applicable laws, regulations and any amendments thereof;

•	the competitive and business strategies of the Company;

•	the sufficiency of capital including the Company’s ability to obtain capital to develop its business;

•	the Company’s operations in the United States, the characterization and consequences of those operations under United States federal law and applicable State law, and the framework for the enforcement of applicable laws in the United States;

•	the Company’s entering into and execution of the Poppins Credit Agreement and the closing of the Credit Facilities;

•	the general economic, financial market, regulatory and political conditions in which the Company operates; and

•	the Company’s proposed use of the net proceeds of the Offering.

Although we base the forward-looking statements contained in this Prospectus Supplement on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus Supplement. In addition, even if results and developments are consistent with the forward-looking statements contained in this Prospectus Supplement, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this Prospectus Supplement include:

•	the Company’s ability to implement our growth strategies and business plan;

•	the Company’s ability to maintain strong business relationships with its customers, suppliers, wholesalers and distributors;

•	the Company’s ability to keep pace with changing consumer preferences;

•	ongoing ability to conduct business in the regulatory environments in which the Company operates and may operate in the future;

•	the Company’s future access to additional capital; and

•	the absence of material adverse changes in the Company’s industry or the global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described or referenced in the “Risk Factors” section. These factors should not be construed as exhaustive and should be read with the other cautionary statements in this Prospectus Supplement and the Shelf Prospectus. Although we have attempted to identify important risk factors, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus Supplement. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus Supplement.

Given these risks and uncertainties, you are cautioned not to place substantial weight or undue reliance on these forward-looking statements when making an investment decision. Any forward-looking statement that we make in this Prospectus Supplement speaks only as of the date of this Prospectus Supplement, and, except as required by law, we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference in the Shelf Prospectus for the purpose of the Offering and reference should be made to the Shelf Prospectus for full particulars thereof.

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar regulatory authorities in each of the Qualifying Jurisdictions. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of Acreage at 366 Madison Avenue, 11th Floor, New York, NY 10017 USA, telephone: (646) 600-9181, and are also available electronically at www.sedar.com.

The following documents, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and with the SEC as exhibits to the Company’s registration statement on Form F-10 (File No. 333-232313) of which the Shelf Prospectus and this Prospectus Supplement form a part, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and, for the purpose of the Offering, the Shelf Prospectus:

(a)	the annual information form of the Company for the year ended December 31, 2018 dated April 29, 2019 (the “AIF”);

(b)	the audited annual consolidated financial statements of the Company for the years ended December 31, 2018 and December 31, 2017, together with the notes thereto, and the auditor’s report thereon;

(c)	the Annual MD&A;

(d)	the Company’s condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2019 and 2018, and related notes thereto;

(e)	the Company’s management’s discussion and analysis for the three and nine month periods ended September 30, 2019 and 2018;

(f)	the management information circular of the Company dated March 25, 2019 prepared in connection with the Company’s annual general and special meeting held on May 7, 2019;

(g)	the management information circular of the Company dated May 17, 2019 prepared in connection with the Company’s special meeting held on June 19, 2019 at which the Arrangement was adopted (the “May 2019 Management Information Circular”), excluding the fairness opinion dated August 14, 2018 attached as Schedule “B” to Canopy Growth’s management information circular dated August 22, 2018 for its annual and special meeting of shareholders held on September 26, 2018 related to the approval of a transaction with CBG Holdings LLC (the “Canopy 2018 Management Information Circular”) that has been consummated, which Canopy 2018 Management Information Circular was incorporated by reference in the May 2019 Management Information Circular;

(h)	the management information circular of Applied Inventions dated October 5, 2018, as amended, prepared in connection with an annual and special meeting of shareholders of Applied Inventions to approve the RTO held on November 6, 2018 (the “October 2018 Management Information Circular”);

(i)	the material change report of the Company dated April 29, 2019 in respect of the execution by the Company of the Arrangement Agreement (as defined herein);

(j)	the material change report of the Company dated July 4, 2019 in respect of the implementation of the Arrangement by the Company; and

(k)	the material change report of the Company dated February 18, 2020, in respect of the Credit Facilities and the closing of the Private Placement.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus will be deemed to be modified or superseded for purposes of this Prospectus Supplement or the Shelf Prospectus to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus Supplement or Shelf Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Shelf Prospectus.

Any document of the type required by National Instrument 44-101 - Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including any applicable exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company filed by the Company with securities commissions or similar authorities in the Qualifying Jurisdictions after the date of this Prospectus Supplement and prior to the completion or withdrawal of any offering under this Prospectus Supplement or the Shelf Prospectus shall be deemed to be incorporated by reference into this Prospectus Supplement. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and we disclaim any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless the context otherwise requires, all references to “$”, “US$” and “dollars” mean references to the lawful money of the United States. All references to “C$” refer to Canadian dollars. On February 24, 2020, the Bank of Canada daily average rate of exchange was US$1.00 = C$1.3279 or C$1.00 = US$0.7531.

PRINCIPAL SECURITYHOLDERS

To the knowledge of management, after due inquiry, subsequent to the Offering, except for Kevin Murphy, our Chief Executive Officer, no Person will be the direct or indirect beneficial owner of, or exercise control or direction over, more than 10% of the Subordinate Voting Shares, Multiple Voting Shares and/or Proportionate Voting Shares on an as-converted basis. See “Promoters”.

DESCRIPTION OF THE BUSINESS

Acreage Holdings, Inc., formerly known as Applied Inventions Management Corp., was continued into the Province of British Columbia under the BCBCA on November 9, 2018. The Company’s Subordinate Voting Shares are listed on the CSE under the symbol “ACRG.U”, quoted on the OTCQX under the symbol “ACRGF” and traded on the Frankfurt Stock Exchange under the symbol “0VZ”. The Company operates through its consolidated subsidiary HSCP. HSCP, doing business as Acreage Holdings, a Delaware limited liability company, was formed on April 29, 2014. The Company became the indirect parent of HSCP on November 14, 2018 upon completion of the RTO.

HSCP was founded by Kevin Murphy to invest in the burgeoning U.S. regulated cannabis market. Historically, HSCP’s principal business activity was to make debt and equity capital investments in existing cannabis license holders, cannabis license applicants and related management companies. These portfolio companies were party to financing and consulting services agreements with HSCP in states throughout the U.S. where medical and/or adult use of cannabis is legal. Such investments included (but were not limited to) debt securities (secured or unsecured), convertible debt instruments, LLC membership interests, and common or preferred equity securities issued by the portfolio company.

After completion of the RTO, the Company continued the process that HSCP began in 2017 of obtaining controlling positions in nearly all portfolio companies under its ownership with the intent of becoming a single cohesive company operating across multiple states. The Company strives towards controlling as much of the supply chain as possible on a national scale, while also expanding investment in new cannabis technologies and products. The Company will seek to leverage its breadth of operations and first-mover advantage to create brands and intellectual property that will have enduring value as the market matures and becomes increasingly competitive.

In 2020 and forward, the Company plans to continue to build out its existing operations and to seek strategic investments to further its reach across the U.S.

The Company has invested in geographically diverse licensed dispensaries, cultivation and processing facilities and other cannabis related companies that operate in both adult use and medical authorized states across the U.S. In states where medical cannabis license holders may only be non-profit entities, the Company provided, and continues to provide, management services to non-profit medical cannabis license holders on a contractual basis.

Today, we believe the Company is one of the leading vertically integrated multi-state cannabis operators in the U.S. Headquartered in New York City, the Company has one of the largest footprints of any cannabis company in the U.S. and is dedicated to building and scaling operations to create a seamless, consumer-focused, branded cannabis experience. The Company’s mission is to champion and provide access to the beneficial properties of cannabis by creating the highest-quality products and experiences. We have fostered strong partnerships with regulators, physicians and medical researchers, with the aim of setting a new standard for the industry. As legislation and regulations evolve, we believe we are poised to build on our leadership position by expanding our footprint and capabilities in bringing safe, affordable cannabis to the market.

For certain other details about the Company’s business, please refer to the AIF and other documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus that are available on SEDAR at www.sedar.com.

Inter-Corporate Relationships

The following chart illustrates the Company’s corporate structure including details of the jurisdiction of formation of each subsidiary and entities with which the Company has management or consulting services agreements as of the date of this Prospectus Supplement. HSCP owns or has entered into management or consulting services agreements with license holders to assist such license holders with their operations of state-licensed medical and adult-use cannabis businesses in California, Connecticut, Florida, Illinois, Iowa, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania and Washington.

Unless otherwise noted, all lines represent 100% ownership of outstanding securities of the applicable subsidiary. The Company does not have any ownership interest in entities with which it has a management or consulting services agreement.

RECENT DEVELOPMENTS

RSU Grants

On February 20, 2020, the Board approved award grants pursuant to the Company’s Omnibus Incentive Plan to the Company’s directors, executive officers and employees. The Board approved granting 2,611,951 RSUs in total. 147,950 RSUs granted to executive officers will vest effective February 20, 2020, while 260,000 RSUs granted to employees will vest effective March 31, 2020. The Board also approved the issuance of 2,204,001 RSUs as part of the Company’s long-term incentive award program. Under the long-term incentive program, RSU grants to members of the Board will vest after one year and RSU grants to executive officers and employees will vest over three years.

As previously disclosed, certain executive officers are parties to lock-up and incentive award agreements (the “Lock-Up Agreements”) entered into in connection with the Arrangement with Canopy Growth between such executive officers and Canopy Growth. The RSUs granted on February 20, 2020 to executive officers that vested immediately upon grant will be subject to the terms and conditions of the Lock-Up Agreements for the executive officers party to such Lock-Up Agreements.

Resignation of William Weld

On February 14, 2020, the Company announced the resignation of William Weld from the Company’s Board. Mr. Weld resigned to focus on his political campaign.

Credit Facilities

On February 7, 2020, the Company announced its entry into the Institutional Credit Agreement pursuant to which the US$100,000,000 Institutional Credit Facility was established, with US$49,000,000 to be available upon the first closing, expected to take place in March, 2020. On the same day, the Company also announced its entry into non-binding letters of intent pursuant to which a subsidiary of Acreage is proposing to enter into the Poppins Credit Agreement to provide cash collateral as security for the Institutional Credit Facility. See “Description of Material Indebtedness”.

Arrangement with Canopy Growth

On April 18, 2019, the Company entered into an arrangement agreement (the “Original Arrangement Agreement”) with Canopy Growth, as amended by an amending agreement dated May 15, 2019 (the “Arrangement Agreement Amendment”, and, together with the Original Arrangement Agreement, the “Arrangement Agreement”), pursuant to which the Company agreed to complete an arrangement (the “Arrangement”) under the provisions of the BCBCA. The Arrangement was approved by shareholders at the Company’s special meeting held on June 19, 2019 and a final order approving the Arrangement was obtained from the Supreme Court of British Columbia on June 21, 2019. Upon implementation of the Arrangement on June 27, 2019 (the “Initial Effective Date”), the Company’s Articles were amended to provide Canopy Growth with the option (the “Canopy Growth Call Option”) to acquire all of the issued and outstanding Company Shares in exchange for the payment of 0.5818 of a common share in the capital of Canopy Growth for each Subordinate Voting Share held (with payment to: (i) holders of Proportionate Voting Shares being adjusted as though each Proportionate Voting Share was converted into 40 Subordinate Voting Shares; and (ii) holders of Multiple Voting Shares was made as though each Multiple Voting Share was converted into one Subordinate Voting Share; in accordance with their respective terms) (the “Exchange Ratio”), which Exchange Ratio is subject to adjustment in accordance with the Arrangement Agreement.

Pursuant to the Arrangement, on the initial Effective Date, holders of Subordinate Voting Shares, Proportionate Voting Shares, Multiple Voting Shares, and certain other parties, received approximately $US2.63 per Subordinate Voting Share, being their pro rata portion (on an as converted to Subordinate Voting Share basis) of US$300 million paid as consideration by Canopy Growth for the grant of the Canopy Growth Call Option (the “Aggregate Option Premium”) based on the number of outstanding securities of the Company and certain subsidiaries as of the close of business on June 26, 2019, the record date for payment of the Aggregate Option Premium.  The Aggregate Option Premium was distributed to such holders of record on or about July 3, 2019.

Canopy Growth is required to exercise the Canopy Growth Call Option upon a change in federal laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal laws of the United States. Alternatively, Canopy Growth may elect to exercise the Canopy Growth Call Option at any time prior to the date that is 90 months following the Initial Effective Date. The completion of the acquisition of the Company Shares upon exercise or deemed exercise of the Canopy Growth Call Option (the “Acquisition”) is subject to certain conditions set out in the Arrangement Agreement.

Prior to the completion of the Acquisition, the Company will continue to operate as a stand-alone entity and to conduct its business independently, subject to compliance with certain covenants contained in the Arrangement Agreement, and we intend that the Subordinate Voting Shares will remain listed on the CSE, and posted for trading on the OTCQX and the Frankfurt Stock Exchange. If the Acquisition is completed, Canopy Growth will acquire all of the Company Shares, the Company will become a wholly-owned subsidiary of Canopy Growth and Canopy Growth will continue the operations of Canopy Growth and the Company on a combined basis.

On June 27, 2019 Acreage entered into a license agreement with Canopy Growth, TS Brandco Inc. and Tweed Inc. (the “Licensing Agreement”). The Licensing Agreement grants Acreage access to Canopy Growth’s award-winning line-up of brands such as Tweed and Tokyo Smoke, along with other intellectual property.

See “Description of the Arrangement” in the May 2019 Management Information Circular.

Change of Auditor

Effective as of October 4, 2019, the Company changed its auditor from MNP LLP to Marcum LLP.

Compassionate Care Foundation

Effective as of November 15, 2019 certain subsidiaries of the Company and Compassionate Care Foundation, Inc. (“CCF”), a New Jersey vertically integrated cannabis non-profit corporation, entered into a Reorganization Agreement, pursuant to which Company will acquire 100% of the equity interests in CCF. Closing of the transaction is subject to state approval. Upon the closing of the transaction, all amounts payable pursuant to an existing line of credit owing to the Company by CCF will convert into 54% of the equity of the resulting for-profit corporation. The Company will pay $10 million in cash or 1,612,903 Subordinate Voting Shares in exchange for the remaining 46% of the equity of the resulting for-profit corporation.

Deep Roots Medical LLC

On April 17, 2019, HSCP entered into an agreement and plan of merger (the “Original Deep Roots Agreement”) with Deep Roots, which was subsequently amended by a first amendment to the agreement and plan of merger dated July 22, 2019 (the “Deep Roots Agreement Amendment”, and, together with the Original Deep Roots Agreement, the “Deep Roots Agreement”), pursuant to which HSCP will acquire 100% of Deep Roots, a vertically integrated cannabis operator in Nevada, for aggregate consideration of approximately US$120 million payable as to US$100 million in common HSCP Units and US$20 million in cash. Deep Roots marks Acreage Holding’s entry into Nevada. In connection with the acquisition of Deep Roots, HSCP will issue up to 4,761,905 common HSCP Units at a deemed value of US$21.00 per common HSCP Unit. The transaction is subject to customary purchase price adjustments and other customary closing conditions. Certain Deep Roots employees will have a portion of their HSCP Units be subject to a lock-up schedule. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired in January 2020. The transaction remains subject to local and state approvals. The acquisition of Deep Roots is expected to close during 2020.

GreenAcreage Real Estate Corp. Sale-Leaseback Transactions

In October and November of 2019, the Company closed on a series of sale-and-leaseback transactions with GreenAcreage Real Estate Corp. (“GreenAcreage”) for aggregate cash proceeds of approximately $19 million. As part of these transactions, the Company disposed of real property assets in Pennsylvania, Florida, Massachusetts and Connecticut. GreenAcreage has committed to provide up to approximately $43.9 million in additional financing in commitments or funding related to properties in Florida and Illinois. Assuming full utilization of this expansion financing, GreenAcreage’s total investment in the properties will be approximately $77.3 million, with $72.3 million specifically allocated to the Company. Concurrent with the closings, the Company entered into long-term, triple-net lease agreements with GreenAcreage and will continue to operate the properties as licensed cannabis facilities.

Massachusetts Regulatory Update

Effective as of February 13, 2020, South Shore Biopharma, LLC (“SSBP”) and MA RMD SVCS, LLC, subsidiaries of the Company, entered into termination and separation agreements with Patient Centric of Martha’s Vineyard, Ltd. (“PCMV”) and Health Circle, Inc. (“Heath Circle”), respectively. SSBP previously entered into a termination and separation agreement with Mass Medi Spa, Inc. However, such terminations are not effective until approval from Cannabis Control Commission of Massachusetts (the “CCC”), the timing of which is in the CCC’s discretion. Once such terminations are accepted by the CCC, the Company’s only operating relationship with a licensed entity in Massachusetts will be with its wholly owned subsidiary, The Botanist, Inc. Following termination, PCMV and Health Circle will still have notes outstanding to the Company for all amounts previously advanced by the Company. As of the date hereof, notes payable of approximately $6 million and $4.3 million remain outstanding for PCMV and Health Circle, respectively.

REGULATORY FRAMEWORK

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently involved, through HSCP, in the cannabis industry. HSCP is, through its subsidiaries, engaged in, or has management or consulting services agreements in place with license holders to assist in the manufacture, possession, sale or distribution of cannabis in the adult-use or medical cannabis marketplace in California, Connecticut, Florida, Illinois, Iowa, Maine, Maryland, Massachusetts, Michigan, New Hampshire, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania and Washington. In addition, the Company has a pending transaction which, if consummated, would result in it being engaged, through its subsidiaries, in the manufacture, possession, sale or distribution of cannabis in the adult-use and medicinal marketplaces, respectively, in Nevada and Rhode Island. In accordance with Staff Notice 51-352, the Company will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation. Any non-compliance, citations or notices of violation which may have an impact on the Company’s license, business activities or operations will be promptly disclosed by the Company.

United States Federal Overview

The United States federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811) (the “CSA”) which schedules controlled substances, including cannabis, based on their approved medical use and potential for abuse. Cannabis is classified as a Schedule I controlled substance. The U.S. Department of Justice (the “DOJ”) defines Schedule I drugs, substances or chemicals as “drugs with no currently accepted medical use and a high potential for abuse.” The United States Food and Drug Administration (the “FDA”) has not approved cannabis as a safe and effective drug for any condition. The FDA has approved CBD, a component of cannabis, for a narrow segment of medical conditions.

State laws that permit and regulate the production, distribution and use of cannabis for adult-use or medical purposes are in direct conflict with the CSA, which makes cannabis distribution and possession federally illegal. Although certain states and territories of the U.S. authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under U.S. federal law, the possession, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts under any and all circumstances under the CSA. Although the Company’s activities are believed to be compliant with applicable United States state and local law, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law, nor may it provide a defense to any federal proceeding which may be brought against the Company.

As of the date of this Prospectus Supplement, 33 U.S. states, and the District of Columbia and the territories of Guam, Puerto Rico, the U.S. Virgin Islands, and the Northern Mariana Islands have legalized the cultivation and sale of full-strength cannabis for medical purposes. In 11 U.S. states, the sale and possession of cannabis is legal for both medical and adult-use, and the District of Columbia has legalized adult-use but not commercial sale. Thirteen states have also enacted low-THC / high-cannabidiol (“CBD”) only laws for medical cannabis patients. All considered, approximately 95% of Americans now live in states where some form of cannabis is legal.

The prior U.S. administration attempted to address the inconsistencies between federal and state regulation of cannabis in a memorandum which then-Deputy Attorney General James Cole sent to all United States Attorneys in August 2013 (the “Cole Memorandum”) outlining certain priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum noted that in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The DOJ did not provide (and has not provided since) specific guidelines for what regulatory and enforcement systems would be deemed sufficient under the Cole Memorandum. In light of limited investigative and prosecutorial resources, the Cole Memorandum concluded that the DOJ should be focused on addressing only the most significant threats related to cannabis, a non-exhaustive list of which was enumerated therein.

On January 4, 2018, U.S. Attorney General Jeff Sessions formally issued a new memorandum (the “Sessions Memorandum”), which rescinded the Cole Memorandum. The Sessions Memorandum stated, in part, that current law reflects “Congress’ determination that cannabis is a dangerous drug and cannabis activity is a serious crime”, and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress by following well-established principles when pursuing prosecutions related to cannabis activities. There can be no assurance that the federal government will not enforce federal laws relating to cannabis in the future. As a result of the Sessions Memorandum, federal prosecutors are now free to utilize their prosecutorial discretion to decide whether to prosecute cannabis activities despite the existence of State-level laws that may be inconsistent with federal prohibitions. No direction was given to federal prosecutors in the Sessions Memorandum as to the priority they should ascribe to such cannabis activities, and resultantly it is uncertain how active U.S. federal prosecutors will be in relation to such activities.

The Company believes it is still unclear what prosecutorial effects will be created by the rescission of the Cole Memorandum. The sheer size of the cannabis industry, in addition to participation by state and local governments and investors, suggests that a large-scale enforcement operation would more than likely create unwanted political backlash for the DOJ and the Trump administration. Regardless, cannabis remains a Schedule I controlled substance at the federal level, and neither the Cole Memorandum nor its rescission has altered that fact. The federal government of the United States has always reserved the right to enforce federal law in regard to the sale and disbursement of medical or adult-use cannabis, even if state law sanctioned such sale and disbursement. The Company believes, from a purely legal perspective, that the criminal risk today remains similar to the risk on January 3, 2018. It remains unclear whether the risk of enforcement has been altered. Additionally, under United States federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of cannabis or any other Schedule I controlled substance. Canadian banks are likewise hesitant to deal with cannabis companies, due to the uncertain legal and regulatory framework of the industry. Banks and other financial institutions, particularly those that are federally chartered in the United States, could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses. While Congress is considering legislation that may address these issues, there can be no assurance that such legislation passes.

Despite these laws, the U.S. Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) issued a memorandum on February 14, 2014 (the “FinCEN Memorandum”) outlining the pathways for financial institutions to bank state-sanctioned cannabis businesses in compliance with federal enforcement priorities. The FinCEN Memorandum echoed the enforcement priorities of the Cole Memorandum and states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. Under these guidelines, financial institutions must submit a Suspicious Activity Report (“SAR”) in connection with all cannabis-related banking activities by any client of such financial institution, in accordance with federal money laundering laws. These cannabis-related SARs are divided into three categories – cannabis limited, cannabis priority, and cannabis terminated – based on the financial institution’s belief that the business in question follows state law, is operating outside of compliance with state law, or where the banking relationship has been terminated, respectively. On the same day that the FinCEN Memorandum was published, the DOJ issued a memorandum (the “2014 Cole Memorandum”) directing prosecutors to apply the enforcement priorities of the Cole Memorandum in determining whether to charge individuals or institutions with crimes related to financial transactions involving the proceeds of cannabis-related conduct. The 2014 Cole Memorandum has been rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes against state-compliant actors was not a DOJ priority.

However, former Attorney General Sessions’ revocation of the Cole Memorandum and the 2014 Cole Memorandum has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 Cole Memorandum and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum is a standalone document which explicitly lists the eight enforcement priorities originally cited in the Cole Memorandum. As such, the FinCEN Memorandum remains intact, indicating that the Department of the Treasury and FinCEN intend to continue abiding by its guidance. However, in the United States, it is difficult for cannabis-based businesses to open and maintain a bank account with any bank or other financial institution.

Although the Cole Memorandum has been rescinded, one legislative safeguard for the medical cannabis industry remains in place: Congress adopted a so-called “rider” provision to the fiscal years 2015, 2016, 2017, and 2018, 2019 and 2020 Consolidated Appropriations Acts (currently referred to as the “Rohrabacher/Blumenauer Amendment”) to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The Rohrabacher/Blumenauer Amendment was included in the consolidated appropriations bill signed into legislation by President Trump in December 2019 and will remain in effect until September 30, 2020. In signing the Rohrabacher/Blumenauer Amendment, President Trump issued a signing statement noting that the Rohrabacher/Blumenauer Amendment “provides that the Department of Justice may not use any funds to prevent implementation of medical marijuana laws by various States and territories,” and further stating “I will treat this provision consistent with the President’s constitutional responsibility to faithfully execute the laws of the United States.” While the signing statement can fairly be read to mean that the executive branch intends to enforce the CSA and other federal laws prohibiting the sale and possession of medical marijuana, the president did issue a similar signing statement in 2017 and no major federal enforcement actions followed. At such time, it may or may not be included in the omnibus appropriations package or a continuing budget resolution once the current continuing resolution expires.

Despite the legal, regulatory, and political obstacles the cannabis industry currently faces, the industry has continued to grow. It was anticipated that the federal government would eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.

Given current political trends, however, these developments are considered unlikely in the near-term. As an industry best practice, despite the recent rescission of the Cole Memorandum, the Company abides by the following to ensure compliance with the guidance provided by the Cole Memorandum:

•	ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;

•	ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

•	implement policies and procedures to ensure that cannabis products are not distributed to minors;

•	implement policies and procedures in place to ensure that funds are not distributed to criminal enterprises, gangs or cartels;

•	implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or cross any state lines in general;

•	ensure that its state-authorized cannabis business activity is not used as a cover or pretence for trafficking of other illegal drugs, and is not engaged in any other illegal activity, or any activities that are contrary to any applicable anti-money laundering statutes; and

•	ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company may (and frequently does) conduct background checks to ensure that the principals and management of its operating subsidiaries are of good character, and have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Risk Factors.”

The Cole Memorandum and the Rohrabacher/Blumenauer Amendment gave medical cannabis operators and investors in states with legal regimes greater certainty regarding federal enforcement as to establish cannabis businesses in those states. While the Sessions Memorandum has introduced some uncertainty regarding federal enforcement, the cannabis industry continues to experience growth in legal medical and adult-use markets across the United States. U.S. Attorney General Jeff Sessions resigned on November 7, 2018. On February 14, 2019, William Barr was confirmed as U.S. Attorney General. It is unclear what impact this development will have on U.S. federal government enforcement policy.  However, in a written response to questions from U.S. Senator Cory Booker made as a nominee, Attorney General Barr stated “I do not intend to go after parties who have complied with state law in reliance on the Cole Memo.” Nonetheless, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

Despite the expanding market for legal cannabis, traditional sources of financing, including bank lending or private equity capital, are lacking which can be attributable to the fact that cannabis remains a Schedule I substance under the CSA. These traditional sources of financing are expected to remain scarce unless and until the federal government legalizes cannabis cultivation and sales.

Pursuant to Staff Notice 51-352, issuers with U.S. cannabis-related activities are expected to clearly and prominently disclose certain prescribed information in prospectus filings and other required disclosure documents, such as this Prospectus Supplement. In accordance with the Staff Notice 51-352, below is a table of concordance that is intended to assist readers in identifying those parts of this Prospectus Supplement that address the disclosure expectations outlined in Staff Notice 51-352.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	Prospectus Cross Reference

All Issuers with U.S. Marijuana-Related Activities	Describe the nature of the Company’s involvement in the U.S. marijuana industry and include the disclosures indicated for at least one of the direct, indirect and ancillary industry involvement types noted in this table.	“Description of the Business” “Regulatory Overview”
Prominently state that marijuana is illegal under U.S. federal law and that enforcement of relevant laws is a significant risk.

Pages v and vi (disclosure in bold typeface)

“Regulatory Overview - United States Federal Overview”

“Risk Factors - Risks Related to the United States Regulatory System - The Company’s business activities, while compliant with applicable state and local U.S. law, are illegal under U.S. federal law”

Discuss any statements and other available guidance made by federal authorities or prosecutors regarding the risk of enforcement action in any jurisdiction where the Company conducts U.S. marijuana-related activities.

“Regulatory Overview - United States Federal Overview”

“Risk Factors - Risks Related to the United States Regulatory System - The Company’s business activities, while compliant with applicable state and local U.S. law, are illegal under U.S. federal law”

“Risk Factors - Risks Related to the United States Regulatory System - United States Regulatory Uncertainty”

Outline related risks including, among others, the risk that third-party service providers could suspend or withdraw services and the risk that regulatory bodies could impose certain restrictions on the Company’s ability to operate in the U.S.

“Risk Factors - Risks Related to the United States Regulatory System - The Company’s business activities, while compliant with applicable state and local U.S. law, are illegal under U.S. federal law”

“Risk Factors - Risks Related to the United States Regulatory System - Service Providers”

	Given the illegality of marijuana under U.S. federal law, discuss the Company’s ability to access both public and private capital and indicate what financing options are / are not available in order to support continuing operations.	“Risk Factors - Risks Related to the United States Regulatory System - Ability to Access Public and Private Capital”
	Quantify the Company’s balance sheet and operating statement exposure to U.S. marijuana-related activities.	At the date of this Prospectus Supplement, 100% of the Company’s operations are in the United States.

Disclose if legal advice has not been obtained, either in the form of a legal opinion or otherwise, regarding (a) compliance with applicable state regulatory frameworks and (b) potential exposure and implications arising from U.S. federal law.

The Company and its subsidiaries have obtained legal advice regarding (a) compliance with applicable state regulatory frameworks, and (b) potential exposure and implications arising from U.S. federal law.

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	Prospectus Cross Reference

U.S. Marijuana Issuers with direct involvement in cultivation or distribution	Outline the regulations for U.S. states in which the Company operates and confirm how the Company complies with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

“Description of the Business”

“Regulatory Overview - State-Level Overview & Compliance Summary”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - California”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Connecticut”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Florida”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Illinois”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Iowa”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Maine”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Maryland”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Massachusetts”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Michigan”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Nevada”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - New Hampshire”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - New Jersey”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - New York”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - North Dakota”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Ohio”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Oklahoma”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Oregon”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Pennsylvania”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Rhode Island”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Washington”

	Discuss the Company’s program for monitoring compliance with U.S. state law on an ongoing basis, outline internal compliance procedures and provide a positive statement indicating that the Company is in compliance with U.S. state law and the related licensing framework. Promptly disclose any non-compliance, citations or notices of violation which may have an impact on the Company’s license, business activities or operations.	“Regulatory Overview - State-Level Overview & Compliance Summary”

Industry Involvement	Specific Disclosure Necessary to Fairly Present all Material Facts, Risks and Uncertainties	Prospectus Cross Reference
U.S. Marijuana Issuers with indirect involvement in cultivation or distribution	Outline the regulations for U.S. states in which the Company’s investee(s) operate.

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - California”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Maine”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Massachusetts”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - New Jersey”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Ohio”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Oklahoma”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Rhode Island” “Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Washington”
Provide reasonable assurance, through either positive or negative statements, that the investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state. Promptly disclose any non-compliance, citations or notices of violation, of which the Company is aware, that may have an impact on the investee’s license, business activities or operations.

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - California”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Maine”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Massachusetts”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - New Jersey”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Ohio”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Oklahoma”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Rhode Island”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Washington”

U.S. Marijuana Issuers with material ancillary involvement

Provide reasonable assurance, through either positive or negative statements, that the applicable customer’s or investee’s business is in compliance with applicable licensing requirements and the regulatory framework enacted by the applicable U.S. state.

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Maine”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Massachusetts”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - New Jersey”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Ohio”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Oklahoma”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Rhode Island”

“Regulatory Overview - The Regulatory Landscape on a U.S. State Level - Washington”

In accordance with Staff Notice 51-352, the Company will evaluate, monitor and reassess the foregoing disclosure, and any related risks, on an ongoing basis and any supplements or amendments hereto will be reflected in, and provided to, investors in public filings of the Company, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation. Any non-compliance, citations or notices of violation which may have an impact on any subsidiary’s licenses, business activities or operations will be promptly disclosed by the Company.

The following chart sets out, for each of the subsidiaries and other entities through which the Company conducts its operations, the U.S. state(s) in which it operates, the nature of its operations (adult-use/medicinal), whether such activities carried on are direct, indirect or ancillary in nature (as such terms are defined in Staff Notice 51-352), the number of sales, cultivation and other licenses held by such entity and whether such entity has any operational cultivation or processing facilities.

State	Entity	Adult-Use / Medicinal	Direct / Indirect / Ancillary	Dispensary Licenses	Cultivation / Processing / Distribution Licenses	Operational Dispensaries	Operational Cultivation / Processing Facilities
California[3,4]	CWG Botanicals, Inc.[2,5]	Adult-Use / Medicinal	Ancillary	—	3	—	1
	Kanna, Inc.	Adult-Use / Medicinal	Direct	1	—	—	—
	Gravenstein Foods LLC	Adult-Use / Medicinal	Direct	—	1	—	1
Connecticut	D&B Wellness, LLC	Medicinal	Direct	1	—	1	—
	Prime Wellness of Connecticut, LLC	Medicinal	Direct	1	—	1	—
	Thames Valley Apothecary, LLC	Medicinal	Direct	1	—	1	—
Florida	Acreage Florida, Inc.	Medicinal	Direct	40	2	—	1
Illinois	In Grown Farms LLC 2	Adult-Use / Medicinal	Direct	—	1	—	1
	NCC LLC	Adult-Use / Medicinal	Direct	1	—	1	—
Iowa	Iowa Relief, LLC	Medicinal	Direct	—	1	—	1
Maine	Wellness Connection of Maine[2]	Medicinal	Ancillary	4	1	4	1
Maryland	Maryland Medicinal Research & Caring, LLC	Medicinal	Direct	1	—	1	—
Massachusetts	The Botanist, Inc.	Medicinal	Direct	3	1	1	1
	Health Circle, Inc.[2]	Medicinal	Ancillary	3	1	—	—
	Mass Medi-Spa, Inc.[2]	Medicinal	Ancillary	3	1	—	—
	Patient Centric Martha’s Vineyard, Inc. [2]	Medicinal	Ancillary	3	1	—	—
Michigan	N/A	Medicinal	Direct	—	—	—	—
New Hampshire[2]	Prime Alternative Treatment Centers of NH, Inc.	Medicinal	Direct	1	1	1	1
Nevada[3,4,6]	Deep Roots Medical LLC	Adult-Use / Medicinal	Direct	7	2	2	1
New Jersey	Compassionate Care Foundation, Inc.[2]	Medicinal	Ancillary	3	1	2	1
New York	NYCANNA, LLC (d/b/a The Botanist)	Medicinal	Direct	4	1	4	1

North Dakota	Acreage North Dakota, LLC (d/b/a The Botanist)	Medicinal	Direct	1	—	1	—
Ohio	Greenleaf Apothecaries, LLC[2]	Medicinal	Ancillary	5	—	5	—
	Greenleaf Therapeutics, LLC[2]	Medicinal	Ancillary	—	1	—	—
	Greenleaf Gardens, LLC[2]	Medicinal	Ancillary	—	1	—	—
Oklahoma	Acreage OK Holdings, LLC[2]	Medicinal	Ancillary	—	2	—	—
	Acreage Relief Holdings OK, LLC[2]	Medicinal	Ancillary	1	—	—	—
Oregon	HSCP Oregon, LLC	Adult-Use	Direct	2	1	2	1
	22nd & Burn, Inc.	Adult-Use	Direct	1	—	1	—
	The Firestation 23, Inc.	Adult-Use	Direct	1	—	1	—
	East 11th, Inc.	Adult-Use	Direct	1	—	1	—
	Gesundheit Foods LLC[7]	Adult-Use	Direct	—	2	—	1
Pennsylvania	Prime Wellness of Pennsylvania, LLC	Medicinal	Direct	—	1	—	1
Rhode Island	Greenleaf Compassionate Care Center, Inc.[8]	Medicinal	Ancillary	1	1	1	1
Washington	Central Processors LLC[2]	Adult-Use	Ancillary	—	1	—	—

Notes:

(1)	Michigan licenses are in the process of being granted by the state – Acreage has a pending relationship in the state to develop our footprint there.

(2)	Acreage provides goods and/or services including but not limited to financing, management, consulting and/or administrative services with these license holders to assist in the operations of their cannabis businesses.

(3)	Separate grow/process licenses.

(4)	A distribution license has been issued in this U.S. state.

(5)	Acreage has entered into an agreement to acquire CWG. The acquisition remains subject to regulatory approval.

(6)	Under the Deep Roots Agreement, HSCP has agreed to acquire 100% of Deep Roots, a vertically integrated cannabis operator in Nevada. The acquisition of Deep Roots remains subject to regulatory approval and is expected to close during 2020. See “Recent Developments”

(7)	Gesundheit Foods LLC is party to an option agreement with Central Processors LLC and its sole member which permits Gesundheit Foods LLC to acquire Central Processors LLC at Gesundheit Foods LLC’s option subject to certain conditions.

(8)	On October 9, 2018, HSCP entered into a securities purchase agreement among HSCP, GCCCM (as defined herein) and the holders of all of the outstanding equity in GCCCM, pursuant to which HSCP will acquire all of the outstanding equity in GCCCM. See disclosure below.

The above-noted licenses have been entered into in the ordinary course of business. The Company is not substantially dependent on any one such license and, as such, does not consider such licenses as material contracts.

State-Level Overview & Compliance Summary

While the Company and HSCP are in compliance with the rules, regulations and license requirements governing each state in which the subsidiaries operate, there are significant risks associated with their business and the business of the subsidiaries. Further, the rules and regulations as outlined below are not a full complement of all the rules that the subsidiaries are required to follow in each applicable state.

Although each state has its own laws and regulations regarding the operation of cannabis businesses, certain of the laws and regulations are consistent across jurisdictions. As a general matter, to operate legally under state law, cannabis operators must obtain a license from the state and in certain states must also obtain local approval. In those states where local approval is required, local authorization is a prerequisite to obtaining state licenses, and local governments are permitted to prohibit or otherwise regulate the types and number of cannabis businesses allowed in their locality. The license application and license renewal processes are unique to each state. However, each state’s application process requires a comprehensive criminal history, regulatory history, financial and personal disclosures, coupled with stringent monitoring and continuous reporting requirements designed to ensure only good actors are granted licenses and that licensees continue to operate in compliance with the state regulatory program.

License applicants for each state must submit standard operating procedures describing how the operator will, among other requirements, secure the facility, manage inventory, comply with the state’s seed-to-sale tracking requirements, dispense cannabis, and handle waste, as applicable to the license sought. Once the standard operating procedures are determined compliant and approved by the applicable state regulatory agency, the licensee is required to abide by the processes described and seek regulatory agency approval before any changes to such procedures may be made. Licensees are additionally required to train their employees on compliant operations and are only permitted to transact with other legal and licensed businesses.

As a condition of each state’s licensure, operators must consent to inspections of the commercial cannabis facility as well as the facility’s books and records to monitor and enforce compliance with state law. Many localities have also enacted similar standards for inspections and have already commenced both site-visits and compliance inspections for operators who have received state temporary or annual licensure.

To strengthen the communication and transparency between HSCP and its subsidiaries, HSCP and its subsidiaries utilize a third-party enterprise compliance platform, which facilitates a regulatory document control workflow for each state and can issue alerts for time sensitive information requests for events such as license renewal or an impending inspection. The software features a robust auditing system that allows for both internal as well as third-party compliance auditing, covering all state, municipal, facility and operational requirements. The third-party software facilitates the implementation and maintenance of compliant operations and can track all required licensing maintenance criteria, which includes countdown features and automatically generated reminders for initiating renewals and required reporting. Though the Company and HSCP strive to comply with all aspects of the required state regulations, they believe that the core to ensuring a comprehensive compliance program is to weigh the risk of each regulation and ensure on a regular basis that the operators are properly controlling these risks.

Acreage monitors the applicable rules and regulations of each state in which it has, indirectly through its subsidiaries, licenses, permits, or operations. Acreage maintains a database and tracks each license or permit held by its subsidiaries, showing the renewal date, inspection schedules, and the results of any regulatory inspection reports. Acreage enhances its compliance program through subscription to a web-based service that provides access to cannabis-related state, county, municipal and federal rules and regulations which organizes the laws into distinct categories (such as taxation, zoning, application and licensing, and packaging and labeling) and sorts them by license type (such as cultivation, dispensary and testing). Acreage will also monitor any action taken by its subsidiaries in response to a change of governing regulations or suggestions from regulators.

Acreage’s legal compliance team continually monitors and reviews correspondence and changes to, and updates of, rules or regulatory policies impacting Acreage and the operation of the businesses carried on by its subsidiaries in each U.S. state in which it has operations. Acreage has employed an experienced team of legal and compliance professionals with expertise in regulatory and corporate compliance to oversee its activities. The team led by the Company’s General Counsel, includes a former Assistant U.S. Attorney; a former SEC enforcement attorney and experienced compliance professional; and three experienced corporate attorneys and two paralegals. Acreage has a Director of Operational Compliance who oversees a team that focuses on state-by-state operational compliance issues. Acreage’s legal compliance team has implemented internal policies and procedures at corporate and subsidiary levels designed to mitigate any lapses in its overall infrastructure and facilitate compliance with relevant laws and regulations. Acreage strives to ensure its overall operations are in compliance with U.S. state law and the related licensing framework (see “Regulatory Framework - The Regulatory Landscape on a U.S. State Level). Marijuana remains a Schedule I controlled substance in the U.S. and therefore federally illegal. Acreage has not received any non-compliance citations or notices of violation which may have a material impact on its licenses, business activities or operations.

Acreage is classified as having a “direct,” “indirect” and “ancillary” involvement in the United States cannabis industry and it, each of its subsidiaries and, to the best of its knowledge, each entity through which it has ancillary involvement in the United States cannabis industry, is in compliance with applicable United States state law and related licensing requirements and the regulatory framework enacted by each of the states in which it has operations. The Company is not subject to any citations or notices of violation with applicable licensing requirements and the regulatory frameworks which may have a material impact on its licenses, business activities or operations. The Company uses reasonable commercial efforts to ensure that its business is in compliance with applicable licensing requirements and the regulatory frameworks enacted by each state, through the advice of its Director of Legal Compliance, Gary S. Kaminsky, and its Director of Compliance, Larry Wagner, who monitor and review its business practices and changes to U.S. federal and state enforcement priorities and rules. The Company’s General Counsel, James A. Doherty, and his legal team work with external legal counsel to ensure that the Company is in on-going compliance with applicable state law. These advisors have provided legal advice to the subsidiaries regarding, among other things, (a) compliance with applicable state regulatory frameworks, and (b) potential exposure and implications arising from U.S. federal law. In addition, the Company has designated individuals with responsibility for overseeing day-to-day compliance at each facility in which the Company maintains operational control.

The Company will continue to use reasonable commercial efforts to ensure it is in compliance with applicable licensing requirements and the regulatory framework enacted in states where it conducts business by continuous review of its licenses and affirmation certifications from management. The Company has engaged state and local regulatory/compliance counsel engaged in jurisdictions in which it operates.

The Company has a commitment to training its personnel on the relevant issues in order to facilitate its overall compliance effort. The Company’s training program includes, among other items, the following topics:

•	importance of compliance with state and local laws

•	dispensing procedures

•	patient privacy

•	security and safety policies and procedures

•	inventory control

•	quality control

•	cash management and control

•	transportation procedures

The Company’s training program emphasizes security and inventory control to ensure strict monitoring of cannabis and inventory from delivery to sale or disposal. Only authorized, properly trained employees are allowed to access the Company’s computerized seed- to-sale system. All of the Company’s facilities are monitored 24-hours a day, seven days a week. Visitors to the facilities are only permitted in strict accordance with relevant state laws and appropriately monitored and logged in.

The Company’s compliance team closely monitors and promptly addresses all compliance notifications from the regulators and inspectors in each market, in an effort to resolve any issues identified on a timely basis. The Company keeps records of all compliance notifications received from the state regulators or inspectors and how and when the issue was resolved.

Further, the Company has created comprehensive standard operating procedures that include detailed descriptions and instructions for receiving shipments of inventory, inventory tracking, recordkeeping and record retention practices related to inventory, as well as procedures for performing inventory reconciliation and ensuring the accuracy of inventory tracking and recordkeeping. The Company maintains records of its inventory at all licensed facilities. Adherence to the Company’s standard operating procedures is mandatory and ensures that the Company’s operations are compliant with the rules set forth by the applicable state and local laws, regulations, ordinances, licenses and other requirements. The Company ensures adherence to standard operating procedures by regularly conducting internal inspections and is committed to ensuring any issues identified are resolved quickly and thoroughly.

In order to comply with industry best practices, despite the rescission of the Cole Memorandum, the Company continues to do the following to ensure compliance with the guidance provided by the Cole Memorandum:

•	Ensure the operations are compliant with all licensing requirements that are set forth with regards to cannabis operation by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions. To this end, the Company uses its internal Legal Department including its Legal Compliance team and retains appropriately experienced legal counsel to conduct the necessary due diligence to ensure compliance of such operations with all applicable regulations;

•	The activities relating to cannabis business adhere to the scope of the licensing obtained. For example, in Florida only medical cannabis is permitted and therefore the products are only sold to patients who have the appropriate recommendation in the state registry and have a valid state-issued medical identification card;

•	The Company only works through licensed operators, which must pass a range of requirements, adhere to strict business practice standards and be subjected to strict regulatory oversight whereby sufficient checks and balances ensure that no revenue is distributed to criminal enterprises, gangs and cartels; and

•	The Company conducts reviews of products and product packaging to ensure that the products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

The Company will continue to monitor compliance on an ongoing basis in accordance with its compliance program and standard operating procedures. While the Company’s operations strive to be in compliance with all applicable state laws, regulations and licensing requirements, some of such activities remain illegal under United States federal law. For the reasons described above and the risks further described in Risk Factors below, there are significant risks associated with the business of the Company. See “Risk Factors”.

The Regulatory Landscape on a U.S. State Level

California

California Legislative History

In 1996, California voters passed Proposition 215, the Compassionate Use Act allowing physicians to legally recommend medical cannabis for patients who would benefit from cannabis. The Compassionate Use Act legalized the use, possession and cultivation of medical cannabis for a set of qualifying conditions including AIDS, anorexia, arthritis, cachexia, cancer and chronic pain. The law established a not-for-profit patient/caregiver system but there was no state licensing authority to oversee the businesses that emerged as a result.

In September 2015, the California legislature passed three bills, collectively known as the “Medical Marijuana Regulation and Safety Act”. The Medical Marijuana Regulation and Safety Act established a licensing and regulatory framework for the medical cannabis businesses in California. Multiple agencies oversee different aspects of the program and require businesses obtain a state license and local approval to operate.

In November 2016, voters in California passed Proposition 64, the Adult Use of Marijuana Act (“AUMA”) creating an adult-use cannabis program for individuals 21 years of age or older. AUMA contained conflicting provisions with the Medical Marijuana Regulation and Safety Act. Consequently, in June 2017, the California State Legislature passed Senate Bill No. 94, known as the Medicinal and Adult-Use Cannabis Regulation and Safety Act (“MAUCRSA”), which combined the Medical Marijuana Regulation and Safety Act and AUMA to provide a set of regulations to govern medical and adult-use licensing regime for cannabis businesses. The three agencies that regulate cannabis at the state level are: (a) the California Department of Food and Agriculture, via CalCannabis, which issues licenses to cannabis cultivators; (b) the California Department of Public Health, via the Manufactured Cannabis Safety Branch, which issues licenses to cannabis manufacturers; and (c) the California Department of Consumer Affairs, via the Bureau of Cannabis Control, which issues licenses to cannabis distributors, testing laboratories, retailers, and micro-businesses. These agencies also oversee the various aspects of implementing and maintaining California’s cannabis landscape, including the statewide track and trace system.

To legally operate a medical or adult-use cannabis business in California, the operator must have both local approval and a state license. This requires license holders to operate in cities with cannabis licensing and approval programs. Municipalities in California are authorized to determine the number of licenses they will issue to cannabis operators, or can choose to outright ban the cultivation, manufacturing or the retail sale of cannabis. MAUCRSA went into effect on January 1, 2018.

On May 18, 2018, the California Department of Consumer Affairs, the California Department of Public Health and the California Department of Food and Agriculture proposed to re-adopt their emergency cannabis regulations. The three licensing authorities proposed changes to the regulatory provisions to provide greater clarity to licensees and to address issues that have arisen since the emergency regulations went into effect in December 2017. Highlighted among the changes are that applicants may now complete one license application which will allow for both medical and adult-use cannabis activity. These emergency cannabis regulations were officially readopted on June 4, 2018 and came into effect on June 6, 2018. On January 16, 2019, California’s three state cannabis licensing authorities announced that the Office of Administrative Law officially approved state regulations for cannabis businesses. The final cannabis regulations took effect immediately and superseded the previous emergency regulations.

California Licenses

Although vertical integration across multiple license types is allowed under the state regulations, it is not required.  CWG Botanicals, Inc. (“CWG”) holds three licenses in California and has received local approval to operate under such licenses. HSRC NorCal, LLC (“HSRC”), a subsidiary of the Company, has entered into a management or consulting services agreement with CWG but does not own or control CWG at this time. CWG holds cultivation/grow, manufacturing and distribution licenses. The manufacturing license is denoted as a Type 7 which provides CWG the authorization to manufacture cannabis products using volatile solvent as well as non-volatile extraction methods. Each license issued gives CWG the ability to operate as a medical and adult-use provider. Gravenstein Foods LLC (“Gravenstein”), a subsidiary of Form Factory, holds a temporary manufacturing license. The manufacturing license is denoted as a Type 6 which provides Gravenstein the authorization to manufacture cannabis products using only non-volatile extraction methods. On July 15, 2019, Kanna, Inc. (“Kanna”), a subsidiary of the Company, was awarded an Adult-Use and Medicinal – Retailer Provisional License, which allows Kanna to open a dispensary.

California License Types

Once an operator obtains local approval, the operator must obtain state licenses before conducting any commercial marijuana activity. There are 12 different license types that cover all commercial activity. License types 1-3 authorize the cultivation of medical and/or adult-use marijuana plants. Type 4 licenses are for nurseries that cultivate and sell clones and “teens” (immature marijuana plants that have established roots but require further vegetation prior to being sent into the flowering period). Type 6 and 7 licenses authorize manufacturers to process marijuana biomass into certain value-added products such as shatter or marijuana distillate oil with the use of volatile or non-volatile solvents, depending on the license type. Type 8 licenses are held by testing facilities who test samples of marijuana products and generate “certificates of analysis,” which include important information regarding the potency of products and whether products have passed or failed certain threshold tests for pesticide and microbiological contamination. Type 9 licenses are issued to “non-storefront” retailers, commonly called delivery services, who bring marijuana products directly to customers and patients at their residences or other chosen delivery location. Type 10 licenses are issued to storefront retailers, or dispensaries, which are open to the public and sell marijuana products onsite. Type 11 licenses are known as “Transport-Only” distribution licenses, and they allow the distributor to transport marijuana and marijuana products between licensees, but not to retailers. Type 12 licenses are issued to distributors who move marijuana and marijuana products to all license types, including retailers.

The below table lists the licenses issued to CWG, Gravenstein, and Kanna, Inc.:

Subsidiary	License Number	City	Expiration Date	Description
CWG Botanicals, Inc.	PML18-0000104	Oakland	4/17/2020	Grow
CWG Botanicals, Inc.	CDPH-10002775	Oakland	4/24/2020	Manufacturing
CWG Botanicals, Inc.	C11-0000434-LIC	Santa Cruz	6/19/2020	Distribution
Gravenstein Foods LLC	CDPH-10003051	Oakland	5/1/2020	Manufacturing
Kanna, Inc.	C10-0000419-LIC	Oakland	7/14/2020	Retailer

In September 2018, the Governor of California approved the Senate Bill 1459 (“SB-1459”). SB-1459 created a new scheme of provisional licenses for cannabis operators. This provisional licensing scheme was essentially intended to replace the temporary licensing scheme. SB-1459 was necessary because the three main state cannabis licensing agencies — the Bureau of Cannabis Control (“BCC”), California Department of Public Health (“CDPH”), and California Department of Food and Agriculture (“CDFA”) — and localities which issue permits to cannabis operators, were all backlogged with numerous applications and couldn’t process all of the applications in time for applicants to get operational in 2018. The steps, per SB-1459 to obtain a provisional license are as follows: (1) an applicant must hold or previously have held a temporary license for the same commercial cannabis activity for which it seeks a provisional, and (2) the applicant must submit a completed annual license application and proof that California Environmental Quality Act (“CEQA”) compliance is underway. Provisional licenses last for 12 months and can be issued through the end of 2019.

Currently CWG holds one provisional license for distribution, one provisional license for manufacturing and one provisional license for cultivation. Gravenstein holds one provisional manufacturing license. Kanna holds a provisional license for a dispensary. CWG, Gravenstein, and Kanna are in the process of filing for annual licenses for their respective licenses CalCannabis is live on Franwell Inc.’s Marijuana Enforcement Tracking Reporting Compliance (“METRC”) solution. Those license holders which have a provisional or annual license, must be compliant with METRC 30 days after receiving their licenses. An application for renewal of a cultivation license shall be submitted to the state at least 30 calendar days prior to the expiration date of the current license. A license holder that does not submit a completed license renewal application to the state within 30 calendar days after the expiration of the current license forfeits their eligibility to apply for a license renewal and, instead, would be required to submit a new license application. The license holders must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of the state.

Retail Compliance in California

California requires that certain warnings, images, and content information be printed on all marijuana packaging. BCC regulations also include certain requirements about tamper-evident and child-resistant packaging. Distributors and retailers are responsible for confirming that products are properly labeled and packaged before they are sold to a customer.

Consumers aged 21 and up may purchase marijuana in California from a dispensary with an “adult-use” license. Some localities still only allow medicinal dispensaries. Consumers aged 18 and up with a valid physician’s recommendation may purchase marijuana from a medicinal-only dispensary or an adult-use dispensary. Consumers without valid physician’s recommendations may not purchase marijuana from a medicinal-only dispensary. All marijuana businesses are prohibited from hiring employees under the age of 21.

California Record-keeping/Reporting

California has selected METRC as the T&T system used to track commercial cannabis activity. CWG uses a third-party platform, QuantumLeap, which feeds data to METRC to meet all reporting requirements.

Licensees are required to maintain records for at least seven years from the date a record is created. These records include: (a) a cultivation plan, (b) all supporting documentation for data or information input into the T&T system, (c) all unique identifiers (“UID”) assigned to product in inventory and all unassigned UIDs, (d) financial records related to the licensed commercial cannabis activity, including bank statements, tax records, sales invoices and receipts, and records of transport and transfer to other licensed facilities, (e) records related to employee training for the T&T system, and (f) permits, licenses, and other local authorizations to conduct the licensee’s commercial cannabis activity.

California Inventory/Storage

Each licensee is required to assign an account manager to oversee the T&T system. The account manager is fully trained on the system and is accountable to record all commercial cannabis activities accurately and completely. The licensee is expected to correct any data that is entered into the T&T system in error within three business days of discovery of the error.

The licensee is required to report information in the T&T system for each transfer of cannabis or non-manufactured cannabis products to, or cannabis or non-manufactured cannabis products received from, other licensed operators. Licensees must use the T&T system for all inventory tracking activities at a licensed premise, including, but not limited to, reconciling all on-premise and in-transit cannabis or non-manufactured cannabis product inventories at least once every 14 business days. The licensee must store cannabis and cannabis products in a secure place with locked doors.

California Security

A licensee is required to maintain an alarm system capable of detecting and signaling the presence of a threat requiring urgent attention and to which law enforcement are expected to respond. A licensee must also ensure a professionally qualified alarm company operator or one of its registered alarm agents installs, maintains, monitors, and responds to the alarm system.

The manufacturing and cultivation of cannabis must use a digital video surveillance system which runs 24 hours a day, seven days a week and effectively and clearly records images of the area under surveillance. Each camera must be placed in a location that clearly records activity occurring within 20 feet of all points of entry and exit on the licensed premises. The areas that will be recorded on the video surveillance system should include the following: (a) areas where cannabis goods are weighed, packed, stored, loaded, and unloaded for transportation, prepared, or moved within the premises, (b) limited-access areas, (c) security rooms, and (d) areas storing a surveillance-system storage device with at least one camera recording the access points to the secured surveillance recording area. Surveillance recordings must be kept for a minimum of 90 days.

California Transportation

Transporting cannabis goods between licensees and a licensed facility may only be performed by persons holding a distributor license. The vehicle or trailer used must not contain any markings or features on the exterior which may indicate or identify the contents or purpose. All cannabis products must be locked in a box, container, or cage that is secured to the inside of the vehicle or trailer. When left unattended, vehicles must be locked and secured. At a minimum, the vehicle must be equipped with an alarm system, motion detectors, pressure switches, duress, panic, and hold-up alarms.

California Inspections

All licensees are subject to annual and random inspections of their premises. Cultivators may be inspected by the California Department of Fish and Wildlife, the California Regional Water Quality Control Boards, and the California Department of Food and Agriculture. Manufacturers are subject to inspection by the California Department of Public Health, and Retailers, Distributors, Testing Laboratories, and Delivery services are subject to inspection by the Bureau of Cannabis Control. Inspections can result in notices to correct, or notices of violation, fines, or other disciplinary action by the inspecting agency.

Marijuana Taxes in California

Several types of taxes are imposed in California for adult use sale. As of January 1, 2020, the California Department of Tax and Fee Administration raised the tax rate on wholesale cannabis from 60% to 80%. Cultivators have the choice of being taxed at $9.65, per dry-weight ounce of cannabis flowers or $1.35 per ounce of wet-weight plants. Further, cultivators are required to pay $2.87 per ounce for cannabis leaves. California also imposes an excise tax of 15%. Cities and counties apply their sales tax along with the state’s excise and many cities and counties have also authorized the imposition of special cannabis business taxes which can range from 2% to 10% of gross receipts of the business.

The Company has retained legal counsel and/or other advisors in connection with California’s marijuana regulatory program. The Company has developed standard operating procedures for licenses who are operational.

U.S. Attorney Statements in California

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in California.

Connecticut

Connecticut Legislative History

Connecticut’s Medical Marijuana Program (the “CT Program”) was enacted on June 1, 2012 with the signing into law of Act 12-55, the Act Concerning the Palliative Use of Marijuana (the “CT Act”). The CT Program protects patients and caregivers who hold valid medical cannabis registration cards from prosecution for possession of cannabis obtained from licensed dispensaries. Patients are eligible for a medical cannabis registration card if they have a qualifying debilitating medical condition, obtain a medical cannabis recommendation from a CT Program registered physician, and register as a qualified patient through the CT Program. In August 2018, the list of qualifying debilitating medical conditions was raised from 22 to 31 adding among other conditions, muscular dystrophy, chronic neuropathic pain and severe rheumatoid arthritis to the list which already included, among others, cancer, HIV/AIDS, Parkinson’s disease, and Multiple Sclerosis. In 2019, the list of qualifying conditions was expanded from 31 to 36 adding among other conditions, Tourette syndrome and intractable neuropathic pain that is unresponsive to standard medical treatments. Caregivers may register with the CT Program if they are designated by a qualifying patient, receive certification from a registered physician, and pass a criminal background check. The good standing of patients, caregivers, and physicians under the CT Program is subject to timely reporting and annual renewal requirements.

In April 2014, Connecticut’s Department of Consumer Protection (the “CT DCP”) initially approved six dispensary licenses. In January 2016, the CT DCP approved three additional dispensaries and in December 2018 the CT DCP approved nine additional dispensaries bringing the total to 18. Connecticut began accepting written certifications from physicians to qualify patients on October 1, 2012. As of June 16, 2019, there were approximately 33,575 patients certified to obtain cannabis through the CT Program.

Connecticut Licenses

The CT DCP is responsible for the CT Program and is authorized to issue dispensary and producer/grower licenses. Currently, the CT DCP has issued nine dispensary and four producer/grower licenses. Three of the 18 dispensary licenses have been issued to a subsidiary.

The table below lists the licenses issued to the Company’s indirect subsidiaries operating in Connecticut:

Subsidiary	License number	City	Expiration Date	Description
D&B Wellness, LLC	MMDF.0000003	Bethel	5/13/2020	Dispensary Facility
Prime Wellness of Connecticut, LLC	MMDF.0000004	South Windsor	4/10/2020	Dispensary Facility
Thames Valley Apothecary, LLC	MMDF.0000005	Uncasville	4/15/2020	Dispensary Facility

Each license qualifies a dispensary to purchase medical cannabis in good faith from licensed medical cannabis producers and to dispense cannabis to qualifying patients or primary caregivers that are registered under the CT Program. Dispensary license holders are required to ensure that no cannabis is sold, delivered, transported, or distributed to a location outside of Connecticut. Under the CT Program, dispensary licenses are renewed annually. Renewal applications must be submitted 45 days prior to license expiration and any renewal submitted more than 30 days after expiration will not be renewed.

Connecticut Record-keeping/Reporting

Connecticut does not mandate use of any singular unified T&T system by which all dispensary license holders submit data directly to the state. Acreage’s license holders, D&B Wellness, LLC, d/b/a Compassionate Care Center of Connecticut, and Prime Wellness of Connecticut, LLC, use a third-party solution, THC BioTrack, to push data to the state in order to meet all reporting requirements. Thames Valley Apothecary, LLC (“Thames Valley”) uses Leaf Logix Technology as their third-party solution.

The CT Program provides strict guidelines for reporting via the license holder’s third-party T&T system. Every cannabis sale must be documented at the point of sale including recording the date and purchaser’s signature. At least once per day, all sales must be uploaded via the T&T system to the Connecticut Prescription Monitoring Program which accumulates and tracks medical cannabis purchases across all Connecticut dispensaries. The CT Program requires that records are kept for a minimum of three years.

Connecticut Inventory

Upon receipt of a cannabis product, each product must be cataloged and entered in the dispensary’s T&T system. The information required by the CT Program includes the quantity of product received, its lot number, expiration date, and strain. Only registered dispensary pharmacists may accept delivery of cannabis and related products. A delivery receipt for cannabis and cannabis products must be signed by the accepting dispensary pharmacist and be attached to the delivery manifest. Each delivery manifest must be kept on file for three years. Once per week, a count of cannabis product stock is to be conducted by a dispensary pharmacist which includes tracking the producer’s name, type and quantity of cannabis, and a summary of inventory findings. Any discrepancies must be rectified and documented. Any unrectified discrepancy must be disclosed to the dispensary manager who, if necessary, will notify the CT DCP. Annual controlled substance inventories are required to be conducted on a date specified by the dispensary manager and to be kept on file for three years.

Connecticut Storage/Security

The CT Program requires that dispensaries adhere to strict cannabis storage and security guidelines to maintain control against diversion, theft, and loss of cannabis or cannabis products. Each dispensary is required to (a) establish a security plan including approved safes for storage of all cannabis products, (b) maintain daily supplies of product in locked cabinets, (c) install safes accessible only to the dispensary pharmacist or manager, (d) utilize commercial grade motion detectors and video cameras in all areas that contain cannabis, and (e) install cameras directed at all safes, vaults, dispensing and sale areas, or any other area where cannabis is stored or handled.

Furthermore, the CT Act prescribes that dispensaries must retain and present all video upon request of the Connecticut Department of Public Health (“DPH”). Specifically, dispensaries must (a) make the latest 24 hours of video readily available for immediate viewing upon request of a state authorized representative, and (b) retain all videos for at least 30 calendar days. Additionally, dispensaries must install strategically placed duress and panic alarms, both silent and audible, that trigger a law enforcement response. Employees are also required to wear panic alarm buttons for an additional level of safety and security.

Connecticut Training & Education

All dispensary staff pharmacists must go through a training program on cannabis and cannabis products. Such training must include covering the chemical components of cannabis and use of ancillary cannabis delivery devices. Pharmacist training should prepare pharmacists how to best assess the needs of qualified patients during required new-patient private consultations. During such consultations, pharmacists are required to educate new patients on their qualified debilitating medical condition, allergies, medication profile, cannabis use, and cannabis delivery methods. Pharmacists have sole responsibility to recommend products based on the patients’ individual needs.

Like dispensary staff pharmacists, dispensary technicians and employees also must meet training guidelines as set forth by the CT Program. Dispensary technicians must be trained on professional conduct, ethics, patient confidentiality, and developments in the field of medical cannabis use, among other pertinent topics commensurate with the technician’s professional responsibilities. Dispensary employees, among other things, must be trained on the proper use of security measures and controls, procedures for responding to an emergency, and patient confidentiality. A record of all staff training and patient education must be maintained and made available for review at the request of the DPH.

Connecticut Inspections

For the purposes of supervision and enforcement of the CT Program, the Connecticut Commissioner of Consumer Protection is authorized to (i) enter, at reasonable times, any place, including a vehicle, in which marijuana is held, dispensed, sold, produced, delivered, transported, manufactured or otherwise disposed of, (ii) inspect within reasonable limits and in a reasonable manner, such place and all pertinent equipment, finished and unfinished material, containers and labeling, and all things in such place, including records, files, financial data, sales data, shipping data, pricing data, employee data, research, papers, processes, controls and facilities, and (iii) inventory any stock of marijuana therein and obtain samples of any marijuana or marijuana product, any labels or containers for marijuana, paraphernalia, and of any finished and unfinished material.

U.S. Attorney Statements in Connecticut

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Connecticut.

Florida

Florida Legislative History

On June 16, 2014, the Florida state governor signed Senate Bill 1030, also known as the Compassionate Medical Cannabis Act of 2014 (“CMCA”). The CMCA legalized low THC for medical patients suffering from cancer or “a physical medical condition that chronically produces symptoms of seizures”, such as epilepsy, “or severe and persistent muscle spasms”. The CMCA requires physician approval and determination that no other satisfactory alternative treatment options exist for that patient. The CMCA also authorizes medical centers to conduct research on low THC cannabis.

On November 8, 2016, Amendment 2 was added to Florida’s state constitution. Amendment 2 protects qualifying patients, caregivers, physicians, and medical cannabis dispensaries and their staff from criminal prosecution or civil sanctions under Florida law. Amendment 2 also expanded the definition of debilitating diseases to include 12 conditions including HIV/AIDS, Crohn’s disease and post-traumatic stress disorder. Amendment 2 became effective on January 3, 2017. Amendment 2 provides a regulatory framework that requires licensed producers, which are statutorily defined as Medical Marijuana Treatment Centers (each, a “MMTC”), to cultivate, process and dispense medical cannabis in a vertically integrated marketplace.

Florida Licenses

Licenses are issued by the Florida Department of Health (“FDH”). Applicants are required to provide comprehensive business plans with demonstrated knowledge and experience on execution, detailed facility plans, forecasted performance and robust financial resources. Technical ability on plant and medical cannabis cultivation, infrastructure, processing, dispensing and safety are also assessed.

License holders are permitted to maintain one license. However, the one license allows the licensee to open one cultivation/processing site and up to 40 dispensaries. Each licensee is required to cultivate, process and dispense medical cannabis. The license permits the sale of derivative products produced from extracted cannabis plant oil as medical cannabis to qualified patients. The state does not allow the smoking of cannabis for medical use and does not permit the dispensing of whole flowers. As of January 31, 2020, there were 308,353 patients with an approved medical ID card, 22 approved medical cannabis treatment centers and 222 approved retail dispensing locations. Licensed medical cannabis treatment centers are authorized to cultivate, process and dispense medical cannabis.

On January 4, 2019, HSCP completed the acquisition of Acreage Florida, Inc. (“Acreage Florida”) for $69 million, with $65 million paid in cash and $4 million paid by the issuance of 198,019 HSCP Units, and assumed certain transaction expenses of the sellers. This disclosure supersedes previous disclosure regarding the completion of the acquisition of Acreage Florida. Acreage Florida acquired a cultivation and production facility in Sanderson, Florida, and has secured via lease agreements seven locations to build or remodel dispensaries in Hollywood, Spring Hill, Daytona, Orange Park, North Miami Beach and two locations in Miami.

Under its license, Acreage Florida is permitted to sell cannabis to those patients who are entered into Florida’s electronic medical marijuana use registry by a qualified physician and possess a state-issued medical marijuana identification card. The physician determines patient eligibility as well as the routes of administration (e.g. topical, oral, inhalation) and number of milligrams per day a patient is able to obtain under the program. The physician may order a certification for up to three 70-day supply limits of marijuana, following which the certification expires and a new certification must be issued by a physician. The number of milligrams dispensed, the category of cannabis (either low-THC or medical cannabis) and whether a delivery device such as a vaporizer has been authorized is all recorded in the registry for each patient transaction. On March 18, 2019, Governor Ron DeSantis signed SB 182 into law, repealing the ban on smoking medical cannabis. Patients and their doctors now have greater access to administer medical cannabis and to decide for themselves which mode of administration is best for them. SB 182 also allows patients to receive up to 2.5 ounces of whole flower cannabis every 35 days as recommended by their doctor and requires patients under the age of 18 to have a terminal condition and to get a second opinion from a pediatrician before smoking medical cannabis.

Dispensaries may be located in any location throughout the State of Florida as long as the local government has not issued a prohibition against MMTC dispensaries in their respective municipality. Provided there is not a ban, the Company may locate a dispensary in a site zoned for a pharmacy so long as the location is greater than 500 feet from a public or private elementary, middle, or secondary school.

Florida Reporting Requirements

The FDH is to establish, maintain, and control a computer software tracking system that traces cannabis from seed to sale and allows real-time, 24-hour access by the FDH to such data. The tracking system must allow for integration of other seed-to-sale systems and, at a minimum, include notification of certain events, including when marijuana seeds are planted, when marijuana plants are harvested and destroyed and when cannabis is transported, sold, stolen, diverted, or lost. Each medical marijuana treatment center shall use the seed-to-sale tracking system established by the department or integrate its own seed-to-sale tracking system with the seed-to-sale tracking system established by the department. Additionally, the FDH also maintains a patient and physician registry and the licensee must comply with all requirements and regulations relative to the provision of required data or proof of key events to said system in order to retain its license. Florida requires all MMTCs to abide by representations made in their original application to the State of Florida. Any changes or expansions must be requested via an amendment or variance process.

Florida Licensing Requirements

Licenses issued by the Department may be renewed biennially so long as the licensee continues to meet the requirements of the Florida Statute 381.986 and pays a renewal fee. License holders can only own one license within the State of Florida. MMTC’s can operate up to a maximum of 25 dispensaries throughout the State with an additional five locations granted with every 100,000 additional patients added to the registry provided. Currently, license holders are permitted to operate up to 40 dispensaries each. Applicants must demonstrate (and licensed MMTC’s must maintain) that: (i) they have been registered to do business in the State of Florida for the previous five years, (ii) they possess a valid certificate of registration issued by the Florida Department of Agriculture & Consumer Services, (iii) they have the technical and technological ability to cultivate and produce cannabis, including, but not limited to, low-THC cannabis, (iv) they have the ability to secure the premises, resources, and personnel necessary to operate as an MMTC, (v) they have the ability to maintain accountability of all raw materials, finished products, and any by-products to prevent diversion or unlawful access to or possession of these substances, (vi) they have an infrastructure reasonably located to dispense cannabis to registered qualified patients statewide or regionally as determined by the FDH, (vii) they have the financial ability to maintain operations for the duration of the two-year approval cycle, including the provision of certified financial statements to the FDH, (viii) all owners, officers, board members and managers have passed a Level II background screening, inclusive of fingerprinting, and ensure that a medical director is employed to supervise the activities of the MMTC, and (ix) they have a diversity plan and veterans plan accompanied by a contractual process for establishing business relationships with veterans and minority contractors and/or employees. Upon approval of the application by the FDH, the applicant must post a performance bond of up to US$5 million, which may be reduced to US$2 million once the licensee has served 1,000 patients.

Florida Inventory Storage

The FDH requires that the MMTC license holder establish, maintain, and control a computer software tracking system that traces cannabis from seed to sale and allows real-time, 24-hour access by the department to data from all MMTCs and cannabis testing laboratories. At a minimum, the T&T system will track when cannabis seeds are planted, harvested and destroyed, and when cannabis is transported, sold, stolen, diverted, or lost. The FDH has not chosen a unified system. Therefore, the licensee can choose their own T&T system.

Florida Security

With respect to security requirements for cultivation, processing and dispensing facilities, a MMTC must maintain a fully operational alarm system that secures all entry points and perimeter windows, and is equipped with motion detectors, pressure switches, duress, panic and hold-up alarms. The MMTC must also have a 24-hour video surveillance system with the following features: (a) cameras positioned for the clear identification of persons and activities in controlled areas including growing, processing, storage, disposal and point-of-sale rooms, (b) cameras fixed on entrances and exits to the premises, and (c) ability to record images clearly and accurately together with the time and date. Facilities may not display products or dispense cannabis or cannabis delivery devices in the waiting area and may not dispense cannabis from its premises between the hours of 9:00 p.m. and 7:00 a.m. However, it may perform all other operations and deliver cannabis to qualified patients 24 hours a day.

Cannabis must be stored in a secured, locked room or a vault. A MMTC must have at least two employees, or two employees of a security agency, on the premises at all times where cultivation, processing, or storing of cannabis occurs. A cannabis transportation manifest must be maintained in any vehicle transporting cannabis or a cannabis delivery device. The manifest must be generated from the MMTC’s seed-to-sale tracking system. Further, a copy of the transportation manifest must be provided to the MMTC when receiving a delivery. Each MMTC must retain copies of all cannabis transportation manifests for at least three years. Cannabis and cannabis delivery devices must be locked in a separate compartment or container within the vehicle and employees transporting cannabis or cannabis delivery devices must always have their employee identification on them. Lastly, at least two people must be in a vehicle transporting cannabis, and at least one person must remain in the vehicle while the cannabis is physically delivered.

Florida Transportation

When transporting cannabis to dispensaries or to patients for delivery, a manifest must be prepared and transportation must be done using an approved vehicle. The cannabis must be stored in a separate, locked area of the vehicle and at all times there must be two people in a delivery vehicle. During deliveries, one person must remain with the vehicle. The delivery employees must at all times have identification badges. The manifest for all deliveries must be generated by the State approved tracking software. The manifest must include the following information: (i) departure date and time; (ii) name, address and license number of the originating MMTC; (iii) name and address of the receiving entity; (iv) the quantity, form and delivery device of the cannabis; (v) arrival date and time; (vi) the make, model and license plate of the delivery vehicle; and (vii) the name and signatures of the MMTC delivery employees. These manifests must be kept by the MMTC for inspection for at least three years. During the delivery, a copy of the manifest is also provided to the recipient.

Florida Inspections

The FDH may conduct announced or unannounced inspections of MMTC’s to determine compliance with applicable laws and regulations. The FDH is to inspect an MMTC upon receiving a complaint or notice that the MMTC has dispensed cannabis containing mold, bacteria, or other contaminants that may cause an adverse effect to humans or the environment. The FDH is to conduct at least a biennial inspection of each MMTC to evaluate the MMTC’s records, personnel, equipment, security, sanitation practices, and quality assurance practices.

U.S. Attorney Statements in Florida

To the knowledge of management of the Company, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Florida.

Illinois

Illinois Legislative history

The Compassionate Use of Medical Cannabis Pilot Program Act (the “IL Medical Act”) was signed into law in August 2013 and took effect on January 1, 2014. The IL Medical Act provides medical cannabis access to registered patients who suffer from a list of over 40 medical conditions including epilepsy, cancer, HIV/AIDS, Crohn’s disease and post-traumatic stress disorder. As of April 9, 2019, approximately 61,200 patients have been registered under the IL Medical Act and are qualified to purchase cannabis and cannabis products from registered dispensaries. The program is expected to remain in a pilot stage through July 2020, at which point the IL Medical Act will be re-evaluated for future implementation.

On June 25, 2019, Illinois Gov. J.B. Pritzker signed into law the Cannabis Regulation & Tax Act (the “IL Adult Use Act” and, together with the IL Medical Act, the “IL Acts”), which permits persons 21 years of age or older to possess, use, and purchase limited amounts of cannabis for personal use. The IL Adult Use Act went into effect on January 1, 2020.

Illinois Licenses

Oversight and implementation under the Acts are divided among three Illinois state departments: the Department of Public Health (the “IL DPH”), the Department of Agriculture (the “IL DA”), and the Department of Financial and Professional Regulation (the “IL DFPR”). The IL DPH oversees the following IL Medical Act mandates: (a) establish and maintain a confidential registry of caregivers and qualifying patients authorized to engage in the medical use of cannabis, (b) distribute educational materials about the health risks associated with the abuse of cannabis and prescription medications, (c) adopt rules to administer the patient and caregiver registration program, and (d) adopt rules establishing food handling requirements for cannabis-infused products that are prepared for human consumption.

It is the responsibility of the IL DA to enforce the provisions of the IL Acts relating to the registration and oversight of cultivation centers and the responsibility of the IL DFPR to enforce the provisions of the IL Acts relating to the registration and oversight of dispensing organizations. The IL DPH, IL DA and IL DFPR may enter into inter-governmental agreements, as necessary, to carry out the provisions of the IL Acts.

Illinois has issued a limited amount of dispensary, producer/grower, and processing licenses. As of June 30, 2019, there were 55 licensed dispensaries and 22 licensed cultivators. NCC LLC (d/b/a Nature’s Care Company) (“NCC”), an indirect subsidiary of the Company, was awarded both medical and adult use cannabis dispensary licenses and In Grown Farms, LLC 2 (“IGF”), an indirect subsidiary of the Company, was awarded both medical and adult-use cultivation licenses.

Under the IL Adult Use Act, medical cannabis operators have the ability to apply for “early approval” for adult use licenses. Medical dispensaries are permitted to apply for one adult use license at its medical dispensary site and one additional early approval license at a secondary site. NCC has applied for a same site adult use license for its Rolling Meadows dispensary and will apply for a secondary site license as well.

The table below lists the licenses issued to the subsidiaries:

Subsidiary	License number	City	Expiration	Description
NCC LLC	DISP.000024	Rolling Meadows	1/22/2021	Medical Cannabis Dispensary Facility
NCC LCC	AUDO.000050	Rolling Meadows	3/31/2021	Registered Adult Use Dispensing Organization
IGF	1503060729	Freeport	3/9/2020	Medical Cannabis Cultivation/ Processing Facility
IGF	1503060729-EA	Freeport	3/21/2021	Early Approval Adult Use Cultivation

Under the IL Medical Act, dispensary, grower, and processing licenses are valid for one year. After the initial term, licensees are required to submit renewal applications. Pursuant to the IL Act, registration renewal applications must be received 45 days prior to expiration and may be denied if the licensee has a history of non-compliance and penalties.

Under the IL Adult Use Act, an early approval adult use dispensing license is valid until March 31, 2021. Renewal applications and required fees must be submitted to the IL DFPR 60 days prior to expiration.

Illinois Dispensing Limitations

Dispensing organizations may not dispense more than 2.5 ounces of usable cannabis to qualifying patients, provisional patients, or designated caregivers during a period of 14 days, unless pre-approved by the IL DFPR.

Dispensing limitations for adult-use purchasers are as follows:

•	Illinois Residents: 30 grams of flower, 500 mg THC in cannabis infused products, and/or 5 grams of cannabis concentrate.

•	Non-Illinois Residents: 15 grams of flower, 250 mg THC in cannabis infused products, and/or 2.5 grams of cannabis concentrate.

Illinois Record-keeping/Reporting

Illinois uses the BioTrack THC T&T system to manage the flow of reported data between each licensee and the state. NCC also uses the T&T system to ensure all reporting requirements are met. Information processed through the T&T system must be maintained in a secure location at the dispensing organization for five years.

Licensees are mandated by the IL Acts to maintain records electronically and make them available for inspection by the IL DFPR upon request. Records that must be maintained and made available, as described in the IL Acts, include: (a) operating procedures, (b) inventory records, policies, and procedures, (c) security records, and (d) staffing plans. All dispensing organization records, including business records such as monetary transactions and bank statements, must be kept for a minimum of three years. Records of destruction and disposal of all cannabis not sold, including notification to the IL DFPR and State Police, must be retained at the dispensary organization for a period of not less than five years.

Illinois Inventory/Storage

The IL Acts have similar requirements regarding inventory tracking and storage. An organization’s agent-in-charge has primary oversight of the dispensing organization’s cannabis inventory control system. Under the IL Acts, a dispensary’s inventory control system must be real-time, web-based, and accessible by the IL DFPR 24 hours a day, seven days a week. The T&T system used by NCC complies with such requirements.

The inventory control system of a dispensing organization must record all cannabis sales, waste, and acquisitions. Specifically, the inventory system must track and reconcile through the T&T system each day’s cannabis beginning inventory, acquisitions, sales, disposal and ending inventory. Tracked information must include (a) product descriptions including the quantity, strain, variety and batch number of each product received, (b) the name and registry identification number of the permitted cultivation center providing the cannabis, (c) the name and registry identification number of the permitted cultivation center agent delivering the cannabis, (d) the name and registry identification number of the dispensing organization agent receiving the cannabis, and (e) the date of acquisition. Dispensary managers are tasked with conducting and documenting monthly audits of the dispensing organization’s daily inventory according to generally accepted accounting principles.

The inventory control system of a cultivator and processing organization must conduct a weekly inventory of cannabis stock, which includes at a minimum, the date of the inventory, a summary of the inventory findings, the name, signature and title of the individuals who conducted the inventory and the agent-in-charge who oversaw the inventory, and the product name and quantity of cannabis plants or cannabis-infused products at the facility. The record of all cannabis sold must include the date of sale, the name of the dispensary facility to which the  cannabis was sold and the batch number, product name and quantity of cannabis sold.

In addition, the T&T permits NCC to set up separate sales reports for (i) sales to qualifying patients and (ii) sales to purchasers, and NCC uses such software to generate separate such reports as is required by the IL Adult Use Act.

Storage of cannabis and cannabis product inventory is also regulated by the IL Acts. Inventory must be stored on the dispensary’s licensed premises in a restricted access area. Appropriate storage temperatures, containers, and lighting are required to ensure the quality and purity of cannabis inventory is not adversely affected.

Illinois Security

Under the IL Acts, dispensaries must implement security measures to deter and prevent entry into and theft from restricted access areas containing either cannabis or currency. Mandated security measures include security systems, panic alarms, and locked doors or barriers between the facility’s entrance and limited access areas. Admission to the limited access areas must be restricted to only purchasers, registered qualifying patients, designated caregivers, principal officers, and agents conducting business with the dispensing organization. Visitors and persons conducting business with the licensee in limited access areas must always wear identification badges and be escorted by a licensee’s agent authorized to enter the restricted access area, and such persons must be pre-approved by the IL DFPR. A visitor’s log must be kept on-site and be maintained for five years.

The IL Acts provide that 24-hour video surveillance of both a licensee’s interior and exterior are required to be taken and kept for at least 90 days. Unless prohibited by law, video of all interior dispensary areas, including all points of entry and exit, safes, sales areas, and storage areas must be kept. Unobstructed video of the exterior perimeter, including the storefront, grow facility and the parking lot, must also be kept. Video surveillance cameras are required to be angled to allow for facial recognition and the capture of clear and certain identification of any person entering or exiting the dispensary area. Additionally, all video must be taken in lighting sufficient for clear viewing during all times of night or day. The IL Acts also require all security equipment to be inspected and tested within regular 30-day intervals.

Illinois Transportation

Prior to transporting any cannabis or cannabis-infused product, a cultivation facility must:

•	Complete a shipping manifest using a form prescribed by the IL DA; and

•	Securely transmit a copy of the manifest to the dispensary facility that will receive the products and to the IL DA before the close of business the day prior to transport. The manifest must be made available to the Illinois State Police upon request.

The cultivation facility shall maintain all shipping manifests and make them available at the request of the IL DA.

Cannabis products that are being transported shall:

•	Only be transported in a locked, safe and secure storage compartment that is part of the motor vehicle transporting the cannabis, or in a locked storage container that has a separate key or combination pad; and

•	Not be visible from outside the motor vehicle.

Any motor vehicle transporting cannabis is required travel directly from the cultivation facility to the dispensary facility, or a testing laboratory, and must not make any stops in between except to other dispensary facilities or laboratories, for refueling or in case of an emergency. A cultivation center shall ensure that all delivery times and routes are randomized. A cultivation center shall staff all transport motor vehicles with a minimum of two employees. At least one delivery team member shall remain with the motor vehicle at all times that the motor vehicle contains cannabis. Each delivery team member shall have access to a secure form of communication with personnel at the cultivation center and the ability to contact law enforcement through the 911 emergency system at all times that the motor vehicle contains cannabis. Each delivery team member shall possess his or her department issued identification card at all times when transporting or delivering cannabis and shall produce it for the IL DA or IL DA’s authorized representative or law enforcement official upon request.

Illinois Inspections

Dispensing organizations are subject to random and unannounced dispensary inspections and cannabis testing by the IL DFPR and Illinois State Police. The IL DFPR and its authorized representatives may enter any place, including a vehicle, in which cannabis is held, stored, dispensed, sold, produced, delivered, transported, manufactured or disposed of and inspect in a reasonable manner, the place and all pertinent equipment, containers and labeling, and all materials, data and processes, and inventory any stock of cannabis and obtain samples of any cannabis or cannabis product, any labels or containers for cannabis, or paraphernalia.

The IL DFPR may conduct an investigation of an applicant, application, dispensing organization, principal officer, dispensary agent, third party vendor or any other party associated with a dispensing organization for an alleged violation of the IL Acts or to determine qualifications to be granted a registration by the IL DFPR. The IL DFPR may require an applicant or dispensing organization to produce documents, records or any other material pertinent to the investigation of an application or alleged violations of the IL Act.

Cannabis cultivation centers are also subject to random inspections by the IL DA.

Guarantee of Cannabis and Cannabis-Infused Product Variety

The IL Adult Use Act requires that dispensing organizations maintain inventory from any one supplier representing greater than 40% of the dispensing organization’s total Inventory. NCC monitors inventory offered for sale on a weekly basis and ensure that no single cultivator’s products comprise more than 40% of the inventory offered for sale at NCC. NCC produces a periodic inventory report from BioTrackTHC to determine the inventory percentages of purchases by cultivator.

The IL Adult Use Act further requires that a dispensing organization have a policy to prioritize serving patients and other medical program participants over purchasers.

U.S. Attorney Statements in Illinois

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Illinois. See “Risk Factors - United States Regulatory Uncertainty”.

Iowa

Iowa Legislative History

In May 2014, Governor Terry Branstad signed into law the Medical Cannabidiol Act (the “IS Act”), allowing possession of cannabis with less than 3% THC with a neurologist’s recommendation for the treatment of intractable epilepsy in children. In May 2017, House File 524 was signed into law, expanding the number of health conditions eligible for the program to 11 debilitating diseases, including cancer, chronic pain, HIV/AIDs, Crohn’s and Parkinson’s disease.

The Medical Cannabidiol Act authorizes the Iowa Department of Public Health (“IDPH”) to govern the selection of up to two growers/manufacturers and five dispensaries, oversee the cultivating and dispensary control processes, modify qualifying health conditions, and recommend changes in THC levels. The IDPH is responsible for developing and updating administrative rules and oversees the implementation of the Medical Cannabidiol Program. The 2017 Medical Cannabidiol Act directs the IDPH, in collaboration with the Iowa Department of Transportation, to administer a process to approve and generate Medical Cannabidiol Registration Cards (“CBD Cards”) for patients and their primary caregivers. As of June 14, 2019, 2,787 Iowa residents have a CBD Card.

Iowa Licensing

The IDPH is responsible for selecting and issuing medical cannabis manufacturer licenses. The applicant owner is subject to various public safety reviews including criminal background checks, records against other licensed activity, and timeliness of his/her federal/local income tax filings. As part of the selection process, the IDPH considers the applicant’s technical expertise regarding medical CBD, qualifications of the manufacturer’s employees, the long-term financial stability, security measures on the premises, and the applicant’s ability to meet certain medical CBD needs such as range of recommended dosages, chemical compositions of a plant and the applicant’s projected assessment of wholesale product costs. The licenses are renewed on an annual basis.

The table below lists the license issued to Iowa Relief, LLC, an indirect subsidiary of the Company:

Subsidiary	License Number	City	Expiration Date	Description
Iowa Relief, LLC	2018-M02	Cedar Rapids	11/30/2020	Manufacturing

Iowa Record-keeping/Reporting

Iowa uses BioMauris, LLC to manage their T&T system for medical cannabis. The state requires complete and accurate electronic sales transaction records in a secure sales and inventory tracking system that includes details such as: (a) the date of each sale or distribution, (b) inventory of plant material, medical CBD, and waste material, (c) transport of plant material, waste material, and laboratory samples, (c) sales of medical CBD from dispensaries to patients and primary caregivers, and (d) the sales price. Financial transaction records reflecting the financial condition of the business are also required and should be maintained at least five years and be readily available upon request by the state. Financial records include but are not limited to: (a) purchase invoices, (b) bank statements and canceled checks for all business accounts, and (c) records of all financial transactions, contracts and agreements for services performed or services received. The records must be maintained at least five years and readily available upon request by the state. Finally, a manufacturer shall use the state’s secure sales and inventory tracking system to maintain crop input records, production records, transportation records, and inventory records, including disposal of waste.

Iowa Inventory/Storage

A manufacturer is required to store plant material and medical CBD during production, transport, and testing to prevent diversion, theft or loss. The manufacturer should ensure: (a) plant material and medical CBD are returned to a secure location immediately after completion of the process or at the end of the scheduled business day, and (b) tanks, vessels, bins, or bulk containers containing plant material or medical CBD are locked inside a secure area if a process is not completed at the end of a business day. Moreover, to prevent degradation, storage containers must protect the cannabis against physical, chemical and microbial contamination and deterioration. A separate secure storage area must be established to house material returned from a dispensary, including medical CBD that is outdated, damaged, deteriorated, mislabeled, or contaminated, or whose containers or packaging have been opened or breached, until the returned medical CBD is destroyed.

Iowa Security

A cannabis manufacturer is required to install and maintain a professionally monitored alarm system that provides intrusion and fire detection for all facility entrances and exits, rooms with exterior windows, rooms with exterior walls, roof hatches, skylights and storage rooms. The system must be able to summon law enforcement in an alarm situation and be hardwired with radio frequency methods such as cellular/private radio signals that transmit remote or local audio, visual, or electronic signals, has motion detectors, pressure switches, duress, panic, and holdup alarms, an automatic voice dialer, and a failure notification system. The manufacturer must be able to provide documentation of the annual inspection and device testing to the state upon request.

A manufacturer must operate and maintain in good working order a video surveillance system on its premises that operates 24 hours per day, seven days a week. The surveillance system must be able to record all phases of medical CBD production, all areas that might contain plant material and medical CBD, including all safes and vaults, all points of entry and exit and parking areas. The videos must be maintained for one year.

Iowa Transportation

A manufacturer is authorized to transport medical CBD to and from a dispensary, a laboratory for testing and a waste facility for disposal.

Iowa Inspections

The IA Act provides that medical CBD dispensaries are subject to reasonable inspection by the IDPH. The Iowa administrative code provides that an inspection means an on-site evaluation by the IDPH, the department of public safety, or a department-approved independent consultant of facilities, records, personnel, equipment, methodology, and quality assurance practices for compliance with the Iowa code. The Iowa code also provides for inspection of CBD manufacturers, and such inspections are required to occur regularly.

U.S. Attorney Statements in Iowa

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Iowa. See “Risk Factors - United States Regulatory Uncertainty”.

Maine

Maine Legislative history

Maine has allowed qualified patients with specific conditions to grow for their own usage and possess limited amounts of medical cannabis since November 1999, but the law lacked any distribution mechanism. On November 3, 2009, Maine voters approved Question 5, which established dispensaries and caregivers are able to grow and dispense up to 2.5 oz. of medical grade cannabis every two weeks to persons with one of 17 debilitating and chronic medical conditions including HIV/AIDS, Crohn’s disease, cancer and post-traumatic stress disorder. The registered dispensaries and caregivers were regulated by the Maine Department of Health and Human Services (“MDHHS”), but oversight was recently shifted to the Maine Department of Administrative and Financial Services (“MDAFS”).

In November 2016, Maine approved cannabis legalization at the ballot. On January 27, 2017, the legislature approved a moratorium on implementing parts of the law regarding retail sales and taxation until at least February 2018, giving time to resolve issues and promulgate rules. The portion of the law that allows persons over 21 years to grow six mature plants and possess, transport and gift up to 2.5 ounces became effective on January 30, 2017  (although this was limited to three mature plants in the 2018 legislation). A 17-member special legislative committee was formed to address the complex issues surrounding full implementation of the law. In April 2018, the Governor of Maine vetoed the bill to legalize cannabis for adult-use. However, in May 2018, Maine lawmakers overrode the Governor’s veto clearing the way for adult-use. In February 2019, MDAFS created the Office of Marijuana Policy (“OMP”) to oversee all aspects of adult-use marijuana. The OMP is currently in the process of drafting, in concert with their hired cannabis consultants, the rules that will establish govern an adult-use program. Furthermore, a mandatory “opt-in” mechanism allows municipalities to control whether they want retail cannabis establishments in their communities.

Maine Registration Certificates

The Maine Medical Use of Marijuana Program Rules and the enabling statute, the Maine Medical Use of Marijuana Act, govern the Maine Medical Use of Marijuana Program (“MMUMP”). The MDHHS was originally responsible for administering the MMUMP to ensure qualifying patients’ access to safe cannabis for medical use and was responsible for issuing dispensary registration certificates as well as caregiver certificates. The MMUMP through the MDHHS issued eight dispensary registration certificates. However, the MMUMP was transferred to the MDAFS in May 2018, as part of LD 1719, which implemented the adult-use program.

Northeast Patient Group d/b/a Wellness Connection of Maine (“WCM”), an indirect subsidiary of the Company, holds four of the eight vertically integrated dispensary certificates of registration.

The table below lists the certificates issued to WCM:

MSA Party	Certificate of Registration	City	Expiration Date	Description
WCM	DSP107	Portland	4/11/2020	Dispensary
WCM	DSP102	South Portland	9/16/2020	Dispensary
WCM	DSP103	Gardiner	12/22/2020	Dispensary
WCM	DSP108	Brewer	6/15/2020	Dispensary
WCM	DSP102	Auburn	9/16/2020	Cultivation

The Maine vertically integrated dispensary certificate of registration is valid for one year from the date of issuance. Each certificate of registration for dispensaries allows cultivation, processing and dispensing. WCM cultivates and processes at one centralized location for its four dispensaries. The cultivation facility and retail site of a dispensary must comply with all requirements and prohibitions of the Maine statutes and regulations. Failure to comply may result in enforcement action including, but not limited to, termination of the registration certificate. The dispensary must receive both state licensing and municipal approval.

The dispensary must submit an application for the renewal of a current registration certificate with all required documentation and the required fees 60 days prior to the expiration date. Failure to submit a timely, complete renewal packet may be grounds for denial of the renewal and may result in expiration of the registration certificate to operate the dispensary. Once the application is received and validated, an inspection is scheduled which is conditional for the renewal. The certificate of registration holders must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of Maine.

Maine Record-keeping/Reporting

Maine does not yet have a unified, mandatory T&T system, although one will be implemented through the development of the adult-use program. However, WCM tracks seed-to-sale via an integrated platform. Required information is forwarded to the MMUMP through email. The operating documents of a registered dispensary must include procedures to ensure accurate record keeping. Registered dispensaries must maintain at least the following: business records, including records of assets and liabilities, tax returns, contracts, monetary transactions, checks, invoices and vouchers which the dispensary keeps as its books of accounts. Business records also include the sales record that indicates the name of the qualifying patient or primary caregiver to whom cannabis has been distributed, sold or donated, including the quantity and form. The registered dispensary must also keep on file and available for MDHHS (now MDAFS) inspection upon request, a copy of each current patient’s registry identification, a copy of the medical provider written certification and the MMUMP approved dispensary designation form. All business records must be available upon request by the MDHHS (now MDAFS) and maintained and retained for six years.

Maine Inventory/Storage

All cultivation facilities for medical use are restricted to cultivating in an enclosed, locked facility or area. Cannabis at a registered dispensary must be kept under double lock and inventoried daily by two cardholders. Each patient’s transactions are recorded and controlled in the POS system to prevent any patient to access more than the allowed limit. WCM monitors inventory daily and reports inventory supply monthly.

Maine Security

Cultivation of cannabis for medical use requires implementation of appropriate security measures to discourage theft of cannabis, ensure safety and prevent unauthorized entrance to a cultivation site in accordance with the MMUMP statute and rules. Requirements include but are not limited to an enclosed, locked facility and enclosed outdoor areas must have durable locks to discourage theft and unauthorized entrance.

Registered dispensaries must implement appropriate security measures to deter and prevent unauthorized entrance into areas containing cannabis and the theft of cannabis at the registered dispensary and the grow location for the cultivation of cannabis. Security measures to protect the premises, the public, qualifying patients, primary caregivers and principal officers, board members and employees of the registered dispensary must include, but are not limited to (a) on-site parking, (b) exterior lighting sufficient to deter nuisance activity and facilitate surveillance, (c) devices or a series of devices, including, but not limited to, a signal system interconnected with a radio frequency method such as cellular, private radio signals, or other mechanical or electronic device to detect an unauthorized intrusion, and (d) interior electronic monitoring, video cameras, and panic buttons. Electronic monitoring and video camera recordings must be maintained by the dispensary and cultivation facility a minimum of 14 days.

Maine Inspections

Registered dispensaries, including all retail and cultivation locations, are subject to inspection at least annually by the MDAFS in accordance with this rule and the statute. Submission of an application for a dispensary registration certificate constitutes permission for entry and inspection of dispensary locations. Failure to cooperate with required inspections may be grounds to revoke the dispensary’s registration certificate. During an inspection, the MDAFS may identify violations of this rule, the statute and the dispensary’s policies and procedures. The dispensary shall receive written notice of the nature of the violations. The dispensary shall notify the MDAFS in writing with a postmark date within ten business days of the date of the notice of violations and identify the corrective actions taken and the date of the correction.

During an inspection, the MDAFS shall (1) collect soil and plant samples, and samples of products containing marijuana prepared at the dispensary, (2) place the dispensary’s registration number on each sample container, (3) label the sample containers with the description and quantity of its content, (4) seal sample containers, and (5) have dispensary and MDAFS staff initial each sample container.

U.S. Attorney Statements in Maine

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Maine. See “Risk Factors - United States Regulatory Uncertainty”.

Maryland

Maryland Legislative history

In May 2013, the then Governor of Maryland signed House Bill 1101, Chapter 403 which established the Natalie M. LaPrade Maryland Medical Cannabis Commission (“MMCC”). The MMCC is an independent commission that functions within the Department of Health and Mental Hygiene. The MMCC was created for investigational use of medical cannabis. MMCC develops policies, procedures, and regulations to implement programs that ensure medical cannabis is available to qualifying patients in a safe and effective manner.

On December 1, 2017, after close to a five-year delay, the Maryland Medical Marijuana program (“MMMP”) became operational and sales commenced. The program was written to allow access to medical cannabis for patients with conditions that are considered severe and for which other medical treatments have proven ineffective, including chronic pain, nausea, seizures, glaucoma and post-traumatic stress disorder. As of September 29, 2019, approximately 84,451 certified patients are registered and hold medical licenses allowing them to purchase cannabis and cannabis products from a dispensary.

Maryland Licenses

The MMCC oversees all licensing, registration, inspection, and testing measures pertaining to the MMMP and provides relevant program information to patients, providers, caregivers, growers, processors, dispensaries and testing laboratories. A dispensary is licensed under Subtitle 33 Section § 13-3307 and a dispensary agent registered under § 13-3308.

The MMCC have issued a limited number of dispensary, producer/growers and processing licenses. There are currently 77 state licensed dispensaries, 14 growers and 14 processors throughout Maryland.

The table below lists the licenses issued to Maryland Medical Research & Caring, LLC, an indirect subsidiary of the Company:

Subsidiary	License Number	City	Expiration Date	Description
Maryland Medical Research & Caring, LLC	D-18-00043	Windsor	7/26/2024	Dispensary

After the first expiration of the approved license, the dispensary, grower and processing licensee is required to renew every two years. Licensees are required to submit a renewal application per the guidelines published by the MMCC. 90 days prior to the expiration of a license, the MMCC notifies the licensee of the date on which the license expires, provides the instructions and fee required to renew the license and the consequences of failure to renew. At least 30 business days before a license expires, the licensee must submit the renewal application as provided by the MMCC. The license holders must ensure that no cannabis may be sold, delivered, transported or distributed by a producer from or to a location outside of this state.

Maryland Record-keeping/Reporting

Maryland uses METRC as the T&T system to track commercial cannabis activity. Maryland Medical Research & Caring, LLC also uses METRC to push the data to the State to meet all reporting requirements. All cannabis products dispensed are documented at point of sale via the T&T system. Each dispensary must submit to the MMCC a quarterly report which includes (a) number of patients served, (b) county of residence of each patient served, (c) medical condition for which medical cannabis was recommended, (d) type and amount of medical cannabis dispensed, and (e) if available, a summary of clinical outcomes, including adverse events and any cases of suspected diversion.

A dispensary licensee shall maintain a secure, tamper-evident record of each purchase by a patient that contains the name and address of the patient, the quantity and name of the product purchased by the patient and specific identification number of the product. A dispensary licensee shall maintain a duplicate set of all records at a secure, off-site location. Unless otherwise specified, a licensee shall retain a record for a period of five years.

Maryland Inventory/Storage

The licensee must establish standard operating procedures for all aspects of the receipt, storage, packaging, labeling, handling, tracking and dispensing of products containing medical cannabis and waste. Upon receipt of a cannabis product, each product must be promptly cataloged into the T&T system. The licensee trains each registered dispensary agent on the standard operating procedure.

All medical cannabis inventory must be stored in a secure room which, among other requirements, is constructed of concrete or similar building material resilient enough to prevent and deter unauthorized entry.

Maryland Security

The licensee shall maintain a security alarm system that covers all perimeter entry points, windows and portals at the premises. Facilities must maintain a motion-activated video surveillance recording system at the premises that records all activity in images of high quality and high resolution and clearly reveals facial detail. The system must be able to operate 24 hours a day, seven days a week without interruption. Recordings are kept in a secure area with minimal access in an off-site location. The surveillance videos will be retained for a minimum of 30 calendar days.

Maryland Transportation

Maryland regulations provide that cannabis products must be shipped by either a secure transportation company or a shipping licensee itself. A shipping licensee shall use one transportation agent, who shall carry identification approved by the MMCC, to accompany shipment of products containing medical cannabis and ensure that the product is secured at all times during transport. Upon arrival of a medical cannabis transport vehicle, the transportation agent must notify an appropriate registered processor agent to continue the chain of custody of the shipment of products containing cannabis.

An agent of the receiving licensee must:

•	log into the electronic manifest,

•	take custody of a shipment of products containing cannabis,

o	confirm that:

o	the transportation agent is carrying appropriate identification,

o	the packaging is secure, undamaged, and appropriately labeled,

o	each package in the shipment is labeled as described in the electronic manifest; and

o	the contents of the shipment are as described in the electronic manifest;

•	obtain in the electronic manifest the signature or identification number of the transportation agent who delivers the shipment;

•	record in the electronic manifest the date and time the receiving agent takes custody of the shipment;

•	enter the products containing cannabis into the inventory control system;

•	segregate the items in the shipment from the inventory until the item can be inspected;

•	inspect each item to ensure that the packaging of each item is undamaged, accurate and complete; and

•	upon determining the item passes inspection, release the item into the stock.

The transportation agent must provide a copy of the electronic manifest for the shipment to the receiving licensee. The transportation agent must also provide the completed electronic manifest to the shipping licensee and retain the electronic manifest for the shipment for five years.

A transportation agent driving a medical cannabis transport vehicle shall have a current driver’s license. While on duty, a transportation agent may not wear any clothing or symbols that may indicate ownership or possession of cannabis.

Maryland Inspections

The Maryland Act provides that the MMCC may inspect a licensed cultivators, processors and dispensaries to ensure compliance with Maryland rules. The MMCC will inspect each licensed facility prior to granting license renewals. Any member of the MMCC or any state employee or contractor designated by the MMCC may carry out an inspection.

Inspections may be announced or announced, and failure by a licensed grower, licensed processor, licensed dispensary or registered independent testing laboratory to provide the Commission with immediate access to any part of a premises, requested material, information, or agent as part of an inspection may result in the imposition of a civil fine, suspension of license, or revocation of license.

During an inspection, the MMCC may: (1) review and make copies of all records; (2) enter any place, including a vehicle, in which medical cannabis is held, dispensed, sold, produced, tested, delivered, transported, manufactured or otherwise disposed of; (3) inspect all equipment, raw and processed material, containers and labeling, and all things therein including records, files, data and research, among other items; (4) inventory any medical cannabis; (5) inspect any equipment, instruments, tools or machinery used to process medical cannabis or medical cannabis products; and (6) question personnel present at the location and any agent of the licensee.

U.S. Attorney Statements in Maryland

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Maryland. See “Risk Factors - United States Regulatory Uncertainty”.

Massachusetts

Massachusetts Legislative history

The Massachusetts Medical Use of Marijuana Program (the “MA Program”) was formed pursuant to the Act for the Humanitarian Medical Use of Marijuana (the “MA ACT”). The MA Program allows registered persons to purchase medical cannabis and applies to any patient, personal caregiver, Registered Marijuana Dispensary (each, a “RMD”), and RMD agent that qualifies and registers under the MA Program. To qualify, patients must suffer from a debilitating condition as defined by the MA Program. Currently there are eight conditions that allow a patient to acquire cannabis in Massachusetts, including AIDS/HIV, ALS, cancer and Crohn’s disease. As of May 31, 2019, approximately 59,000 patients have been registered to purchase medical cannabis products in Massachusetts. The MA Program is administrated by the Department of Public Health, Bureau of Health Care Safety and Quality.

In November 2016, Massachusetts voted affirmatively on a ballot petition to legalize and regulate cannabis for adult-use. The Massachusetts legislature amended the law on December 28, 2016, delaying the date adult-use cannabis sales would begin by six months. The delay allowed the legislature to clarify how municipal land-use regulations would treat the cultivation of cannabis and authorized a study of related issues. After further debate, the state House of Representatives and state Senate approved H.3818 which became Chapter 55 of the Acts of 2017, An Act to Ensure Safe Access to Marijuana, and established the Cannabis Control Commission. The CCC consists of five commissioners and regulates the Massachusetts Recreational Marijuana Program. Adult-use of cannabis in Massachusetts started in July 2018.

Massachusetts Licenses

Under the MA Program, RMDs are heavily regulated. Vertically integrated RMDs grow, process, and dispense their own cannabis. As such, each RMD is required to have a retail facility as well as cultivation and processing operations, although retail operations may be separate from grow and cultivation operations. A RMD’s cultivation location may be in a different municipality or county than its retail facility. RMD’s are required to be Massachusetts non-profit corporations.

The MA Program mandates a comprehensive application process for RMDs. Each RMD applicant must submit a Certificate of Good Standing, comprehensive financial statements, a character competency assessment, and employment and education histories of the senior partners and individuals responsible for the day-to-day security and operation of the RMD. Municipalities may individually determine what local permits or licenses are required if an RMD wishes to establish an operation within its boundaries.

The table below lists the licenses issued to the subsidiaries and entities operating in Massachusetts with which the Company has a consulting services agreement:

Subsidiary / MSA Party	License Number	City	Expiration Date	Description
Health Circle, Inc.	Provisional	Rockland	Not applicable	RMD Cultivation/Processing/Dispensary
Mass Medi-Spa, Inc.	Provisional	TBD	Not applicable	RMD Cultivation/Processing/Dispensary
Patient Centric Martha’s Vineyard, Ltd.	Provisional	Framingham	Not applicable	RMD Cultivation/Processing/Dispensary*
The Botanist, Inc.	No. 043	Sterling	5/17/2020	RMD Cultivation/Processing
The Botanist, Inc.	No. 043	Worcester	5/17/2020	RMD Dispensary
The Botanist, Inc.	Provisional	Leominster	Not applicable	RMD Dispensary
The Botanist, Inc.	Provisional	Shrewsbury	Not applicable	RMD Dispensary

Effective as of February 13, 2020, South Shore Biopharma, LLC and MA RMD SVCS, LLC, subsidiaries of the Company, entered into termination and separation agreements with PCMV and Health Circle, respectively. SSBP previously entered into a termination and separation agreement with Mass Medi Spa, Inc. However, such terminations are not effective until approval from Cannabis Control Commission of Massachusetts, the timing of which is in the CCC’s discretion. Once such terminations are accepted by the CCC, the Company’s only operating relationship with a licensed entity in Massachusetts will be with its wholly owned subsidiary, The Botanist, Inc. Following termination, PCMV and Health Circle will still have notes outstanding to the Company for all amounts previously advanced by the Company. As of the date hereof, notes payable of approximately $6 million and $4.3 million remain outstanding for PCMV and Health Circle, respectively.

Each Massachusetts dispensary, grower and processor license is valid for one year and must be renewed no later than 60 calendar days prior to expiration. As in other states where cannabis is legal, the CCC can deny or revoke licenses and renewals for multiple reasons, including (a) submission of materially inaccurate, incomplete, or fraudulent information, (b) failure to comply with any applicable law or regulation, including laws relating to taxes, child support, workers compensation and insurance coverage, (c) failure to submit or implement a plan of correction (d) attempting to assign registration to another entity, (e) insufficient financial resources, (f) committing, permitting, aiding, or abetting of any illegal practices in the operation of the RMD, (g) failure to cooperate or give information to relevant law enforcement related to any matter arising out of conduct at an RMD, and (h) lack of responsible RMD operations, as evidenced by negligence, disorderly or unsanitary facilities or permitting a person to use a registration card belonging to another person. Additionally, license holders must ensure that no cannabis is sold, delivered, or distributed by a producer from or to a location outside of this state.

Massachusetts Dispensary Requirements (Medical)

A RMD is to follow its written and approved operation procedures in the operation of its dispensary locations. Operating procedures shall include (i) security measures in compliance with the MA Program; (ii) employee security policies including personal safety and crime prevention techniques; (iii) hours of operation and after-hours contact information; (iv) a price list for marijuana; (v) storage protocols in compliance with state law; (vi) a description of the various strains of marijuana that will be cultivated and dispensed, and the forms that will be dispensed; (vii) procedures to ensure accurate recordkeeping including inventory protocols; (viii) plans for quality control; (ix) a staffing plan and staffing records; (x) diversion identification and reporting protocols; and (xi) policies and procedures for the handling of cash on RMD premises including storage, collection frequency and transport to financial institutions. The siting of dispensary locations is expressly subject to local/municipal approvals pursuant to state law, and municipalities control the permitting application process that a RMD must comply with. More specifically, a RMD is to comply with all local requirements regarding siting, provided however that if no local requirements exist, a RMD shall not be sited within a radius of 500 feet of a school, daycare center, or any facility in which children commonly congregate. The 500-foot distance under this section is measured in a straight line from the nearest point of the facility in question to the nearest point of the proposed RMD. The MA Program requires that RMDs limit their inventory of seeds, plants, and useable marijuana to reflect the projected needs of registered qualifying patients. A RMD may only dispense to a registered qualifying patient who has a current valid certification.

Massachusetts Record-keeping/Reporting (Medical)

Massachusetts uses METRC as the T&T system. Individual licensees, whether directly or through a third-party application programming interface (an “API”), are required to push data to the state to meet all reporting requirements. Each of Health Circle, Inc., Mass Medi-Spa, Inc., Patient Centric Martha’s Vineyard, Ltd. and The Botanist, Inc. use or will use METRC to capture and send all required data points for cultivation, manufacturing, and retail as required by applicable law.

The MA Program requires that RMD records be readily available for inspection by the Department of Health upon request. Among the records that are required to be maintained and made available are: (a) operating procedures, (b) inventory records, and (c) seed-to-sale tracking records for all cannabis and cannabis infused products.

Massachusetts Inventory/Storage (Medical)

Through the T&T system, RMDs are required to record all actions related to each individual cannabis plant. This robust inventorying requirement includes tracking how each plant is handled and processed from seed and cultivation, through growth, harvest and preparation of cannabis infused products, if any, to final sale of finished products. This system must chronicle every step, ingredient, activity, transaction, and dispensary agent, registered qualifying patient, or personal caregiver who handles, obtains, or possesses the product. To meet this tracking requirement, the inventory tracking process is mandated to utilize unique plant and batch identification numbers. Besides capturing all processes associated with each cannabis plant, RMDs must also establish and abide by inventory controls and procedures for conducting inventory reviews and comprehensive inventories of cultivating, finished, and stored cannabis products. To ensure inventories are accurate, RMDs are not only required to conduct monthly inventories but also to compare monthly inventories to the T&T system records.

The MA Program requires all cannabis and cannabis infused products be securely stored. RMDs must ensure that all safes, vaults, and other equipment or areas used for the production, cultivation, harvesting, processing, or storage of cannabis and cannabis infused products are securely locked and protected against unauthorized entry. The MA Program also specifies that limited access areas, accessible only to authorized personnel, must be established in each dispensary. Furthermore, only the minimum number of employees essential to business operations may be given access to the limited access areas.

Massachusetts Security (Medical)

Adequate security systems that prevent and detect diversion, theft, or loss of cannabis are required of each RMD under the MA Program. Such security systems must utilize commercial grade equipment and are required to include (a) a perimeter alarm on all entry and exit points and perimeter windows, (b) a failure notification system that provides an audible, text, or visual notification of any failure in the surveillance system, and (c) a duress alarm, panic alarm, or holdup alarm connected to local public safety or law enforcement authorities.

To ensure RMDs meet the rigorous security standards laid out by the MA Program, use of surveillance cameras is mandated. RMDs must install video cameras in the following areas: (a) all areas that may contain cannabis, (b) all points of entry and exit, and (c) in any parking lot. Video cameras must be appropriate for the lighting conditions of the area under surveillance. Interior video cameras must be directed at all safes, vaults, sales areas, and areas where cannabis is cultivated, harvested, processed, prepared, stored, handled, or dispensed. Video surveillance is required to be operational 24 hours a day, seven days a week and all recordings must be retained for at least 90 calendar days.

Massachusetts Transportation (Medical)

The MA Program regulates the means and methods by which cannabis is transported. A RMD transporting cannabis must ensure the product is in a secure, locked storage compartment. If a cannabis establishment, pursuant to a cannabis transporter license is transporting cannabis products for more than one cannabis establishment at a time, the cannabis products for each cannabis establishment must be kept in separate locked storage compartments during transportation and separate manifests are required for each cannabis establishment. Vehicles transporting cannabis must be equipped with an approved alarm system and functioning heating and air conditioning systems appropriate for maintaining correct temperatures for storage of cannabis products. Additionally, cannabis products may not be visible from outside the vehicle and RMDs must ensure that all transportation times and routes are randomized. Cannabis and cannabis infused products may not be transported outside Massachusetts.

Massachusetts CCC Inspections (Medical)

The CCC or its agents may inspect a RMD and affiliated vehicles at any time without prior notice. A RMD shall immediately upon request make available to the CCC information that may be relevant to a CCC inspection, and the CCC may direct a RMD to test marijuana for contaminants. Any violations found will be noted in a deficiency statement that will be provided to the RMD, and the RMD shall thereafter submit a Plan of Correction to the CCC outlining with particularity each deficiency and the timetable and steps to remediate the same. The CCC shall have the authority to suspend or revoke a certificate of registration in accordance with 935 CMR 501.510 of the Regulation of adult-use cannabis in Massachusetts.

Regulation of the Adult Use Cannabis Market in Massachusetts

Adult-use (recreational) marijuana has been legal in Massachusetts since December 15, 2016, following a ballot initiative in November of that year. The CCC, a regulatory body created in 2018, licenses adult use cultivation, processing and dispensary facilities (collectively, “Marijuana Establishments”) pursuant to 935 CMR 500.000 et seq. The first adult-use marijuana facilities in Massachusetts began operating in November 2018.

Massachusetts Licensing Requirements (Adult-Use)

Many of the same application requirements exist for a Marijuana Establishment license as a RMD application, and each owner, officer or member must undergo background checks and fingerprinting with the CCC. Applicants must submit the location and identification of each site, and must establish a property interest in the same, and the applicant and the local municipality must have entered into a host agreement authorizing the location of the adult-use Marijuana Establishment within the municipality, and said agreement must be included in the application. Applicants must include disclosure of any regulatory actions against it by the Commonwealth of Massachusetts, as well as the civil and criminal history of the applicant and its owners, officers, principals or members. The application must include the RMD applicant’s plans for separating medical and adult-use operations, proposed timeline for achieving operations, liability insurance, business plan, and a detailed summary describing and/or updating or modifying the RMD’s existing medical marijuana operating policies and procedures for adult-use including security, prevention of diversion, storage, transportation, inventory procedures, quality control, dispensing procedures, personnel policies, record keeping, maintenance of financial records and employee training protocols.

No person or entity may own more than 10% or “control” more than three licenses in each Marijuana Establishment class (i.e., marijuana retailer, marijuana cultivator, marijuana product manufacturer). Additionally, there is a 100,000 square foot cultivation canopy for adult-use licenses; however, there is no canopy restriction for RMD license holders relative to their cultivation facility.

Massachusetts Dispensary Requirements (Adult-Use)

Marijuana retailers are subject to certain operational requirements in addition to those imposed on marijuana establishments generally. Dispensaries must immediately inspect patrons’ identification to ensure that everyone who enters is at least twenty-one years of age. Dispensaries may not dispense more than one ounce of marijuana or five grams of marijuana concentrate per transaction. Point-of-sale systems must be approved by the CCC, and retailers must record sales data. Records must be retained and available for auditing by the CCC and Department of Revenue. Dispensaries must also make patient education materials available to patrons. Such materials must include:

•	A warning that marijuana has not been analyzed or approved by the FDA, that there is limited information on side effects, that there may be health risks associated with using marijuana, and that it should be kept away from children;

•	A warning that when under the influence of marijuana, driving is prohibited by M.G.L. c. 90, § 24, and machinery should not be operated;

•	Information to assist in the selection of marijuana, describing the potential differing effects of various strains of marijuana, as well as various forms and routes of administration;

•	Materials offered to consumers to enable them to track the strains used and their associated effects;

•	Information describing proper dosage and titration for different routes of administration, with an emphasis on using the smallest amount possible to achieve the desired effect;

•	A discussion of tolerance, dependence, and withdrawal;

•	Facts regarding substance abuse signs and symptoms, as well as referral information for substance abuse treatment programs;

•	A statement that consumers may not sell marijuana to any other individual;

•	Information regarding penalties for possession or distribution of marijuana in violation of Massachusetts law; and

•	Any other information required by the CCC.

Massachusetts Security and Storage Requirements (Adult-Use)

Each marijuana establishment must implement sufficient safety measures to deter and prevent unauthorized entrance into areas containing marijuana and theft of marijuana at the establishment. Security measures taken by the establishments to protect the premises, employees, consumers and general public shall include, but not be limited to, the following:

•	Positively identifying individuals seeking access to the premises of the Marijuana Establishment or to whom or marijuana products are being transported pursuant to 935 CMR 500.105(14) to limit access solely to individuals 21 years of age or older;

•	Adopting procedures to prevent loitering and ensure that only individuals engaging in activity expressly or by necessary implication permitted by these regulations and its enabling statute are allowed to remain on the premises;

•	Disposing of marijuana in accordance with 935 CMR 500.105(12) in excess of the quantity required for normal, efficient operation as established within 935 CMR 500.105;

•	Securing all entrances to the Marijuana Establishment to prevent unauthorized access;

•	Establishing limited access areas pursuant to 935 CMR 500.110(4), which shall be accessible only to specifically authorized personnel limited to include only the minimum number of employees essential for efficient operation;

•	Storing all finished marijuana products in a secure, locked safe or vault in such a manner as to prevent diversion, theft and loss;

•	Keeping all safes, vaults, and any other equipment or areas used for the production, cultivation, harvesting, processing or storage of marijuana products securely locked and protected from entry, except for the actual time required to remove or replace marijuana;

•	Keeping all locks and security equipment in good working order;

•	Prohibiting keys, if any, from being left in the locks or stored or placed in a location accessible to persons other than specifically authorized personnel;

•	Prohibiting accessibility of security measures, such as combination numbers, passwords or electronic or biometric security systems, to persons other than specifically authorized personnel;

•	Ensuring that the outside perimeter of the marijuana establishment is sufficiently lit to facilitate surveillance, where applicable;

•	Ensuring that all marijuana products are kept out of plain sight and are not visible from a public place without the use of binoculars, optical aids or aircraft;

•	Developing emergency policies and procedures for securing all product following any instance of diversion, theft or loss of marijuana, and conduct an assessment to determine whether additional safeguards are necessary;

•	Developing sufficient additional safeguards as required by the CCC for marijuana establishments that present special security concerns; and

•	Sharing the marijuana establishment’s security plan and procedures with law enforcement authorities and fire services and periodically updating law enforcement authorities and fire services if the plans or procedures are modified in a material way.

•	Marijuana must be stored in special limited access areas, and alarm systems must meet certain technical requirements, including the ability to record footage to be retained for at least 90 days.

Massachusetts Transportation Requirements (Adult-Use)

Marijuana products may only be transported between licensed marijuana establishments by registered marijuana establishment agents. A licensed marijuana transporter may contract with a licensed marijuana establishment to transport that licensee’s marijuana products to other licensed establishments. The originating and receiving licensed establishments shall ensure that all transported marijuana products are linked to the seed-to-sale tracking program. For the purposes of tracking, seeds and clones will be properly tracked and labeled in a form and manner determined by the CCC. Any marijuana product that is undeliverable or is refused by the destination marijuana establishment shall be transported back to the originating establishment. All vehicles transporting marijuana products shall be staffed with a minimum of two marijuana establishment agents. At least one agent shall remain with the vehicle at all times that the vehicle contains marijuana or marijuana products. Prior to the products leaving a marijuana establishment for the purpose of transporting marijuana products, the originating marijuana establishment must weigh, inventory, and account for, on video, all marijuana products to be transported. Within eight hours after arrival at the destination marijuana establishment, the destination establishment must re-weigh, re-inventory, and account for, on video, all marijuana products transported. When videotaping the weighing, inventorying, and accounting of marijuana products before transportation or after receipt, the video must show each product being weighed, the weight, and the manifest. Marijuana products must be packaged in sealed, labeled, and tamper or child-resistant packaging prior to and during transportation. In the case of an emergency stop during the transportation of marijuana products, a log must be maintained describing the reason for the stop, the duration, the location, and any activities of personnel exiting the vehicle. A marijuana establishment or a marijuana transporter transporting marijuana products is required to ensure that all transportation times and routes are randomized. An establishment or transporter transporting marijuana products shall ensure that all transport routes remain within Massachusetts. All vehicles and transportation equipment used in the transportation of cannabis products or edibles requiring temperature control for safety must be designed, maintained, and equipped as necessary to provide adequate temperature control to prevent the cannabis products or edibles from becoming unsafe during transportation, consistent with applicable requirements pursuant to 21 CFR 1.908(c).

Vehicles used for transport must be owned or leased by the marijuana establishment or transporter, and they must be properly registered, inspected, and insured in Massachusetts. Marijuana may not be visible from outside the vehicle, and it must be transported in a secure, locked storage compartment. Each vehicle must have a global positioning system, and any agent transporting marijuana must have access to a secure form of communication with the originating location.

Massachusetts CCC Inspections

The CCC or its agents may inspect a marijuana establishment and affiliated vehicles at any time without prior notice in order to determine compliance with all applicable laws and regulations. All areas of a marijuana establishment, all marijuana establishment agents and activities, and all records are subject to such inspection. Marijuana establishments must immediately upon request make available to the Commission all information that may be relevant to a CCC inspection, or an investigation of any incident or complaint. A marijuana establishment must make all reasonable efforts to facilitate the CCC’s inspection, or investigation of any incident or complaint, including the taking of samples, photographs, video or other recordings by the CCC or its agents, and to facilitate the CCC’s interviews of marijuana establishment agents. During an inspection, the CCC may direct a Marijuana Establishment to test marijuana for contaminants as specified by the CCC, including but not limited to mold, mildew, heavy metals, plant-growth regulators, and the presence of pesticides not approved for use on marijuana by the Massachusetts Department of Agricultural Resources.

Moreover, the CCC is authorized to conduct a secret shopper program to ensure compliance with all applicable laws and regulations.

U.S. Attorney Statements in Massachusetts

On July 10, 2018, the U.S. Attorney for the District of Massachusetts, Andrew Lelling, issued a statement regarding the legalization of adult-use marijuana in Massachusetts. Mr. Lelling stated that since he has a constitutional obligation to enforce the laws passed by Congress, he would not immunize the residents of Massachusetts from federal law enforcement. He did state, however, that his office’s resources would be primarily focused on combating the opioid epidemic. He stated that considering those factors and the experiences of other states that have legalized adult-use marijuana, his office’s enforcement efforts would focus on the areas of (i) overproduction, (ii) targeted sales to minors and (iii) organized crime and interstate transportation of drug proceeds.

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Massachusetts. See “Risk Factors - United States Regulatory Uncertainty”.

Michigan

Michigan Legislative History

In 2008, the Michigan Compassionate Care Initiative established a medical cannabis program for serious and terminally ill patients. This program, which was approved by the House but not acted upon and defaulted to a public initiative on the November ballot. Proposal 1 was approved by 63% of voters on November 8, 2008. Proposal 1 was then written into law and approved by Michigan’s lawmakers in December 2008. The resulting Act became the Michigan Medical Marihuana Act (“MMMA”).

In 2016, the Michigan legislature passed two new acts and also amended the original MMMA. The first act, amended effective January 1, 2019, establishes a licensing and regulation framework for medical marihuana growers, processors, secure transporters, provisioning centers, and safety compliance facilities. The second act establishes a “seed-to-sale” system to track marihuana that is grown, processed, transferred, stored, or disposed of under the Medical Marihuana Facilities Licensing Act.

The Bureau of Medical Marihuana Regulation is responsible for the oversight of medical cannabis in Michigan and consists of the Medical Marihuana Facility Licensing Division and the Michigan Medical Marihuana Program Division.

The MMMA provides access to state residents to cannabis and cannabis related products under one of 11 debilitating conditions, including epilepsy, cancer, HIV/AIDS, cancer and post-traumatic stress disorder. In July 2018, the Medical Marihuana Facility Licensing Division approved 11 additional conditions to the list of aliments to qualify for medical cannabis. The additional 11 include chronic pain, colitis and spinal cord injury.

On July 3, 2019, the Marijuana Regulatory Agency for Michigan promulgated “Emergency Rules for Adult-Use Marihuana Establishments.” On December 1st, 2019, adult-use cannabis sales in commenced.

Michigan Licenses

Blue Tire Holdings, LLC (“BTH”) has engaged in discussions with various municipalities in Michigan to secure municipal approval for operating regulated cannabis businesses using these real estate assets and currently holds municipal licenses for dispensary operations in key cities throughout the state including: Detroit, Bay City, Battle Creek, Lansing, and Ann Arbor. Real estate assets have been secured in strategic locations, including a 55,000 square foot facility in Flint that will serve as a large-scale, mixed-use indoor facility to cultivate high-end cannabis, provide manufacturing and packaging services and to serve as a flagship retail location.

BTH is not affiliated with any HSCP entity, but BTH will assist HSCP in establishing a Michigan based entity to operate regulated cannabis businesses within the state, and the real estate assets will be exclusively acquired for that purpose. At HSCP’s sole direction, BTH will assign any of the real estate assets to HSCP in support of such licensing. HSCP intends to structure its Michigan operations through a consulting agreement structure with an affiliated entity that will obtain the necessary pre-qualification and licenses in Michigan to permit HSCP to assist in the operation of the businesses of such affiliated entity, subject to regulatory requirements, in exchange for fees for providing consulting services. The consulting services agreement will contain such terms and conditions as may be agreed to by HSCP and the relevant affiliated entity.

U.S. Attorney Statements in Michigan

On November 8, 2018, United States Attorneys Matthew Schneider and Andrew Birge for the Eastern and Western Districts of Michigan, respectively, issued a joint statement regarding the legalization of adult-use marijuana in Michigan. They stated that since they had taken oaths to protect and defend the Constitution and the laws of the United States, they would not immunize the residents of Michigan from federal law enforcement. They stated that they would continue to the investigation and prosecution of marijuana crimes as they do with any other crime. They stated they would consider the federal law enforcement priorities set by the DOJ, the seriousness of the crime, the deterrent effect of prosecution, and the cumulative impact of the crime on a community, while also considering their ability to prosecute with limited resources. They stated that combating illegal drugs was just one of many priorities, and that even within the area of drugs, they were focused on combating the opioid epidemic. They stated that they have not focused on prosecution of low-level offenders, which they stated would not change (unless aggravating factors were present). They did state that certain crimes involving marijuana could pose serious risks and harm to a community, including interstate trafficking, involvement of other illegal drugs or activity, persons with criminal records, presence of firearms or violence, criminal enterprises, gangs and cartels, bypassing local laws and regulations, potential for environmental contamination, risks to minors, and cultivation on federal property.

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Michigan. See “Risk Factors - United States Regulatory Uncertainty”.

Nevada

Nevada Legislative History

Legalization of medical marijuana in Nevada took effect October 1, 2001 pursuant to Chapter 453A of the Nevada Medical Marijuana Act (the “NMMA”). The Act permitted patients to possess a maximum of 2.5 oz. of usable cannabis in addition to edible or infused product of a similar amount, and to grow up to 12 cannabis plants for treatment of health conditions such as post-traumatic stress disorder, Parkinson’s, and multiple sclerosis. However, not until 2013, more than a decade after voters passed the Act, did the Nevada legislature approve a bill to allow for the licensing of non-profit medical dispensaries. On the adult-use side, after two failed attempts in 2002 and 2006, Nevada legalized adult-use marijuana in 2017. As of April 1, 2019, there were approximately 65 dispensaries operating in Nevada with an additional 61 conditional adult-use dispensary licenses awarded at the end of 2018. Under Nevada law, a dispensary may accept out of state medical marijuana cards allowing for inter-state medical marijuana reciprocity.

On April 17, 2019, HSCP and Deep Roots entered into the Original Deep Roots Agreement which was subsequently amended by the Deep Roots Agreement Amendment, pursuant to which HSCP will acquire 100% of Deep Roots, a vertically integrated cannabis operator in Nevada, for aggregate consideration of approximately US$120 million payable as to US$100 million in common HSCP Units and US$20 million in cash. Deep Roots marks Acreage’s entry into Nevada. In connection with the acquisition of Deep Roots, HSCP will issue up to 4,761,905 common HSCP Units at a deemed value of US$21.00 per common HSCP Unit. The transaction is subject to customary purchase price adjustments and other customary closing conditions. Certain Deep Roots employees will have a portion of their HSCP Units be subject to a lock-up schedule. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act expired in January 2020. The transaction remains subject to local and state approvals. The acquisition of Deep Roots is expected to close during 2020.

Nevada Licenses

Nevada’s Department of Taxation (the “Nevada DoT”) is responsible for issuing both medical and recreational licenses. There are five types of retail marijuana establishment licenses: cultivation, distributor, product manufacturing, testing and retail. In 2017, through the “Early Start Program”, medical marijuana establishments in ‘good standing’ could apply for a retail marijuana license. The regular retail marijuana program started in mid-2018 and on an annual basis, the Nevada DoT may issue a request for applications if it is determined additional marijuana establishments are necessary. Applicants must demonstrate at least US$250,000 in liquid assets, source of those liquid assets, and are evaluated on knowledge of medical marijuana usage and operations, impact of the proposed location on the local community and the diversity of the proposed owners, officers or board members. Conditional license holders have 12 months to become operational. Thereafter, each marijuana cultivation facility, product manufacturing and retail marijuana store is required to submit quarterly reporting to the Nevada DoT detailing products sold.

The table below lists the cannabis licenses issued to Deep Roots and its subsidiaries:

Entity	License Number	City	Expiration Date	Description
GPRP Distributors LLC	2017306608	Mesquite	6/30/2020	Business License - City of Henderson
GPRP Distributors LLC	114540	Mesquite	2/29/2020	TO23 - Marijuana Distributor
GPRP Distributors LLC	60784621649758886862	Mesquite	6/30/2020	State of Nevada Distributor License
GPRP Distributors LLC	M66-00029	Las Vegas	7/1/2020	City of Las Vegas – Distributor
Deep Roots Harvest	M-6400047	Las Vegas	7/1/2020	City of Las Vegas - Production (Conditional)
Deep Roots Harvest	M64-00017	Las Vegas	7/1/2020	City of Las Vegas – Cultivation (Conditional)
Deep Roots Medical	2016300728	Henderson	4/30/2020	Business License - City of Henderson
Deep Roots Harvest	989347	Mesquite	7/5/2020	Medical - Recreational + Cultivation
Deep Roots Harvest	73000340130776760476	Mesquite	6/30/2020	State of Nevada Department of Taxation Cultivation License
Deep Roots Harvest	9191987956141723323	Mesquite	6/30/2020	State of Nevada Department of Taxation Cultivation License
Deep Roots Harvest	17456701400872901775	Mesquite	6/30/2020	State of Nevada Department of Taxation Manufacturing License
Deep Roots Harvest	7751 3377198140164324	Mesquite	6/30/2020	State of Nevada Product Registration
Deep Roots Harvest	446 13767467345472019	Mesquite	6/30/2020	State of Nevada Retail Store License
Deep Roots Harvest	769 32330735853788850	Mesquite	6/30/2020	State of Nevada Dispensary Registration Certificate
Deep Roots Medical LLC	RD1X2376YS4658DLM6	West Wendover	11/30/2020	Dispensary Registration Certificate
Deep Roots Medical LLC	28778114311315160635	West Wendover	11/30/2020	Dispensary Registration Certificate

Each medical marijuana establishment must register with the Nevada DoT and apply for a medical marijuana establishment registration certificate. As noted above, the application process is competitive, and, among other requirements, there are minimum liquidity requirements and restrictions on the geographic location of a medical marijuana establishment as well as restrictions relating to the age and criminal background of employees, owners, officers and board members of the establishment. All employees must be over 21 and all owners, officers and board members must not have any previous felony convictions or had a previously granted medical marijuana registration revoked. Additionally, each volunteer, employee, officer, board member, and owner of an effective 5% or greater interest of a medical marijuana establishment must be individually registered with the Nevada DoT as a medical marijuana agent and hold a valid medical marijuana establishment agent card. The establishment must have adequate security measures and use an electronic verification system and inventory control system. If the proposed medical marijuana establishment will sell or deliver edible marijuana products or marijuana-infused products, the proposed establishment must establish operating procedures for handling such products, which must be preapproved by the Nevada DoT.

In determining whether to issue a medical marijuana establishment registration certificate pursuant to NRS 453A.322, the Nevada DoT, in addition the application requirements set out, considers the following criteria of merit:

•	the total financial resources of the applicant, both liquid and illiquid;

•	the previous experience of the persons who are proposed to be owners, officers or board members of the proposed medical marijuana establishment at operating other businesses or non- profit organizations;

•	the educational achievements of the persons who are proposed to be owners, officers or board members of the proposed medical marijuana establishment;

•	any demonstrated knowledge or expertise on the part of the persons who are proposed to be owners, officers or board members of the proposed medical marijuana establishment with respect to the compassionate use of marijuana to treat medical conditions;

•	whether the proposed location of the proposed medical marijuana establishment would be convenient to serve the needs of persons who are authorized to engage in the medical use of marijuana;

•	the likely impact of the proposed medical marijuana establishment on the community in which it is proposed to be located;

•	the adequacy of the size of the proposed medical marijuana establishment to serve the needs

•	of persons who are authorized to engage in the medical use of marijuana;

•	whether the applicant has an integrated plan for the care, quality and safekeeping of medical marijuana from seed to sale;

•	the amount of taxes paid to, or other beneficial financial contributions made to, the State of Nevada or its political subdivisions by the applicant or the persons who are proposed to be owners, officers or board members of the proposed medical marijuana establishment; and

•	any other criteria of merit that the Nevada DoT determines to be relevant.

A medical marijuana establishment registration certificate expires one year after the date of issuance and may be renewed upon resubmission of the application information and renewal fee to the Nevada DoT.

Nevada Adult-Use Marijuana Program

The sale of marijuana for adult-use in Nevada was approved by ballot initiative on November 8, 2016, and Nevada Revised Statute 453D exempts a person who is 21 years of age or older from state or local prosecution for possession, use, consumption, purchase, transportation or cultivation of certain amounts of marijuana and requires the Nevada DoT to begin receiving applications for the licensing of marijuana establishments on or before January 1, 2018. The legalization of retail marijuana does not change the medical marijuana program.

In February 2017, the Nevada DoT announced plans to issue “early start” recreational marijuana establishment licenses in the summer of 2017. These licenses, which began on July 1, 2017, allowed marijuana establishments holding both a retail marijuana store and dispensary license to sell their existing medical marijuana inventory as either medical or adult-use marijuana, and expired at the end of the year. As of July 1, 2017, medical and adult-use marijuana have incurred a 15% excise tax on the first wholesale sale (calculated on the fair market value) and adult-use cannabis has incurred an additional 10% special retail marijuana sales tax in addition to any general State and local sales and use taxes.

On January 16, 2018, the Nevada DoT issued final rules governing its adult-use marijuana program, pursuant to which up to sixty-six (66) permanent adult-use marijuana dispensary licenses will be issued. Existing adult-use marijuana licensees under the “early start” regulations must re-apply for licensure under the permanent rules in order to continue adult-use sales.

Under Nevada’s adult-use marijuana law, the Nevada DoT licenses marijuana cultivation facilities, product manufacturing facilities, distributors, retail stores and testing facilities. For the first 18 months, applications to the Nevada DoT for adult-use distribution establishment licenses can only be accepted from existing medical marijuana establishments and existing liquor distributors.

In September 2018, the Nevada DoT accepted applications from existing Nevada medical marijuana establishment certificate owners to be awarded licenses for approximately 65 retail marijuana stores throughout the State. The application period closed on September 20, 2018, and the additional retail store licenses were awarded by the Nevada DoT on December 5, 2018.

Nevada Regulatory Framework

The State of Nevada utilizes METRC as its statewide seed-to-sale tracking system for all marijuana and marijuana products. All licensees within the State system are required, either directly or through third-party software systems that are capable of data integration, to report to the State all creation and transfers of such inventory to other licensees and sales to consumers. The Company intends to designate a third-party computerized seed-to-sale inventory software tracking system designed to integrate with METRC via an application programming interface.

Nevada Licensing Requirements

Administration of the regular retail program in Nevada is governed by Nevada Revised Statutes Section 453D and the Adopted Regulation of the Nevada Department of Taxation, LCB File R092-17 (the “Nevada Adult-Use Regulation”). The Nevada Adult-Use Regulation was adopted on February 27, 2018 and is a regulation relating to marijuana responsible for: (i) revising requirements relating to independent testing laboratories; (ii) providing for the licensing of marijuana establishments and registration of marijuana establishment agents; (iii) providing requirements concerning the operation of marijuana establishments; (iv) providing additional requirements concerning the operation of marijuana cultivation facilities, marijuana distributors, marijuana product manufacturing facilities, marijuana testing facilities and retail marijuana stores; (v) providing standards for the packaging and labeling marijuana and marijuana products; (vi) providing requirements relating to the production of edible marijuana products and other marijuana products; (vii) providing standards for the cultivation and production of marijuana; (viii) establishing requirements relating to advertising by marijuana establishments; (ix) establishing provisions relating to the collection of excise taxes from marijuana establishments; (x) establishing provisions relating to dual licensees; and (xi) providing other matters properly relating thereto.

In the State of Nevada, only cannabis that is grown or produced in the state by a licensed establishment may be sold in the state. The Nevada regulatory regime does not mandate or prohibit vertically integrated facilities and only permits the holder of a retail dispensary license and registration certificate to purchase marijuana from cultivation facilities, marijuana and marijuana products from product manufacturing facilities and marijuana from other retail stores, for the sale of such products to consumers.

A medical cultivation license permits its holder to acquire, possess, cultivate, deliver, transfer, have tested, transport, supply or sell marijuana and related supplies to medical marijuana dispensaries, facilities for the production of edible medical marijuana products and/or medical marijuana-infused products, or other medical marijuana cultivation facilities.

The medical product manufacturing license permits its holder to acquire, possess, manufacture, deliver, transfer, transport, supply, or sell edible marijuana products or marijuana infused products to other medical marijuana production facilities or medical marijuana dispensaries.

Medical marijuana establishment certificates and recreational marijuana facility licenses are issued independently to specific owners and at identified locations. Ownership of certificates and licenses is transferable in accordance with the Nevada DoT’s policies and procedures, including completion of a background investigation. Establishment certificates and facility licenses may only be relocated to a new location within the identified local jurisdiction.

All licenses expire one year after the date of issue. The Nevada DoT shall issue a renewal license within 10 days after the receipt of a renewal application and applicable fee if the license is not then under suspension or has not been revoked.

Nevada Inventory Control

Each marijuana establishment must maintain an inventory control system to monitor and report on chain of custody of marijuana in real-time, from the point of harvest at a cultivation facility until it is sold at a dispensary, or it is processed at a facility for the production of edible marijuana products or marijuana-infused products. For this purpose, Nevada tracks information through METRC which maintains the name of each person or marijuana establishment to marijuana is sold, for dispensaries, the date of sales, quantity, and potency. Marijuana establishments must exercise vigilance to ensure personal identifying information contained in the inventory control system is encrypted, protected and not divulged for any purpose not specifically authorized by law.

Nevada Security

Marijuana establishments are required to prevent unauthorized access to marijuana by installing equipment to deter and inhibit entrance into limited access areas. This includes devices or a series of devices interconnected with a radio frequency, such as cellular or private radio signals, or other mechanical device, covering the entirety of the facility. Exterior lighting to facilitate surveillance, video cameras with a recording rate of at least 15 frames per second covering all entrances and exits of the building, any room or area that hold a vault or point-of-sale location and which records 24 hours per day. Recordings must be accessible remotely by law enforcement in real time upon request. Video quality providing coverage of a point-of-sale location must allow for the identification of any person purchasing marijuana. Video recording must be restored for at least 30 days in a secure off-site location or other service that provides on-demand access to the Department.

Nevada Transportation

In Nevada, marijuana may only be transported from a licensed cultivation or production facility to a licensed retail marijuana establishment by a licensed marijuana distributor. Prior to transporting the marijuana or marijuana products, the distributor must complete a trip plan which includes: the agent name and registration number providing and receiving the marijuana; the date and start time of the trip; a description, including the amount, of the marijuana or marijuana products being transported; and the anticipated route of transportation.

During the transportation of marijuana or marijuana products, the licensed marijuana distributor agent must: (a) carry a copy of the trip plan with him or her for the duration of the trip; (b) have his or her marijuana establishment agent card in his or her immediate possession; (c) use a vehicle without any identification relating to marijuana and which is equipped with a secure lockbox or locking cargo area which must be used for the sanitary and secure transportation of marijuana, or marijuana products; (d) have a means of communicating with the marijuana establishment for which he or she is providing the transportation; and (e) ensure that all marijuana or marijuana products are not visible. After transporting marijuana or marijuana products a licensed marijuana distributor agent must enter the end time of the trip and any changes to the trip plan that was completed.

Each licensed marijuana distributor agent transporting marijuana or marijuana products must report any: (a) vehicle accident that occurs during the transportation to a person designated by the marijuana distributor to receive such reports within two (2) hours after the accident occurs; and (b) loss or theft of marijuana or marijuana products that occurs during the transportation to a person designated by the marijuana distributor to receive such reports immediately after the marijuana establishment agent becomes aware of the loss or theft. A marijuana distributor that receives a report of loss or theft pursuant to this paragraph must immediately report the loss or theft to the appropriate law enforcement agency and to the Nevada DoT. The distributor must report any unauthorized stop that lasts longer than two (2) hours to the Nevada DoT.

A marijuana distributor shall maintain the required documents and provide a copy of the documents required to the Nevada DoT for review upon request. Each marijuana distributor shall maintain a log of all received reports.

Employees of licensed marijuana distributors, including drivers transporting marijuana and marijuana products, must be 21 years of age or older and must obtain a valid marijuana establishment agent registration card issued by the Nevada DoT. If a marijuana distributor is co-located with another type of business, all employees of co-located businesses must have marijuana establishment agent registration cards unless the co-located business does not include common entrances, exits, break room, restrooms, locker rooms, loading docks, and other areas as are expedient for business and appropriate for the site as determined and approved by Nevada DoT inspectors. While engaged in the transportation of marijuana and marijuana products, any person that occupies a transport vehicle when it is loaded with marijuana or marijuana products must have their physical marijuana establishment agent registration card in their possession.

All drivers must carry in the vehicle valid driver’s insurance at the limits required by the State of Nevada and the Nevada DoT. All drivers must be bonded in an amount sufficient to cover any claim that could be brought, or disclose to all parties that their drivers are not bonded. Marijuana establishment agent registration cardholders and the licensed marijuana distributor they work for are responsible for the marijuana and marijuana product once they takes control of the product and leave the premises of the marijuana establishment.

There is no load limit on the amount or weight of marijuana and marijuana products that are being transported by a licensed marijuana distributor. Marijuana distributors are required to adhere to Nevada DoT regulations and those required through their insurance coverage. When transporting by vehicle, marijuana and marijuana product must be in a lockbox or locked cargo area. A trunk of a vehicle is not considered secure storage unless there is no access from within the vehicle and it is not the same key access as the vehicle. Live plants can be transported in a fully enclosed, windowless locked trailer or secured area inside the body/compartment of a locked van or truck so that they are not visible to the outside. If the value of the marijuana and marijuana products being transported by vehicle is in excess of $10,000 (the insured value per the shipping manifest), the transporting vehicle must be equipped with a car alarm with sound or have no less than two (2) of the marijuana distributor’s marijuana establishment agent registration cardholders involved in the transportation. All marijuana and marijuana product must be tagged for purposes of inventory tracking with a unique identifying label as required by the Nevada DoT and remain tagged during transport. This unique identifying label should be similar to the stamp for cigarette distribution. All marijuana and marijuana product when transported by vehicle must be transported in sealed packages and containers and remain unopened during transport. All marijuana and marijuana product transported by vehicle should be inventoried and accounted for in the inventory tracking system. Loading and unloading of marijuana and marijuana products from the transporting vehicle must be within view of existing video surveillance systems prior to leaving the origination location. Security requirements are required for the transportation of marijuana and marijuana products.

Nevada Inspections

Each establishment that has been granted a provisional operating certificate by the Nevada DoT must undergo facility and audit inspections by the Nevada DoT prior to the issuance of a final registration certificate. Additionally, the issuance of a registration certificate is considered provisional until the establishment is in compliance with all applicable local government requirements including, without limitation, the issuance of a local business licenses.

After an establishment registration certificate has been issued, the marijuana establishment is subject to reasonable inspection from the Nevada DoT and a licensee must make himself or herself, or an agent, available and present for any inspection required by the Nevada DoT.

Nevada Delivery and Online Distribution

There are specific situations in which the delivery of marijuana to customers is allowed under the Nevada DoT regulations. Delivery services to customers may only be carried out by retail stores that are licensed properly by the Nevada DoT. Deliveries can only be brought to the residential addresses of customers and only within the State of Nevada. Delivery was allowed as soon as retail marijuana sales began on July 1, 2017, although those regulations were only temporary. Drivers may not deliver more than the legal amount of marijuana, which is currently one ounce, in compliance with the existing seed-to-sale tracking system. Marijuana or marijuana products may not be shipped via the US Postal Service or via any private courier.

Nevada Adult-Use Marijuana

Nevada law permits a person 21 years of age or older to possess, use, consume, purchase, obtain, process, or transport marijuana paraphernalia, one ounce or less of marijuana other than concentrated marijuana, or one-eighth of an ounce or less of concentrated marijuana.

U.S. Attorney Statements in Nevada

In response to the rescission of the Cole Memorandum, Nevada Attorney General Adam Laxalt had issued a public statement, pledging to defend the law after it was approved by voters. Then-Governor Brian Sandoval also stated, “Since Nevada voters approved the legalization of recreational marijuana in 2016, I have called for a well-regulated, restricted and respected industry. My administration has worked to ensure these priorities are met while implementing the will of the voters and remaining within the guidelines of both the Cole and Wilkinson federal memos,” and that he would like for Nevada to follow in the footsteps of Colorado, where the U.S. attorneys do not plan to change the approach to prosecuting crimes involving recreational marijuana.

In June 2019, incoming U.S. Attorney of the District of Nevada Nicholas Trutanich stated to the Reno Gazette Journal that he would not rule out the possibility of prosecuting cases related to marijuana, but did emphasize that it also was not a priority. He stated marijuana remains illegal under federal law, and his job is to enforce federal law. He stated, however, that one of his main priorities was to tackle the opioid crisis and human trafficking. He further stated that he is following orders from the DOJ.

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Nevada. See “Risk Factors - United States Regulatory Uncertainty”.

New Hampshire

New Hampshire Legislative history

New Hampshire’s Therapeutic Cannabis Program (the “NH Program”) was enacted on July 23, 2013, when the New Hampshire governor signed bill House Bill 573 into law allowing New Hampshire residents with qualifying medical conditions to use cannabis for medical purposes. Among the 18 qualifying medical conditions included in HB 573 are cancer, HIV/AIDS, ALS and Crohn’s disease. The New Hampshire legislature placed the responsibility for administering the NH Program within the New Hampshire Department of Health and Human Services (the “NHDH”). The first New Hampshire dispensary began serving patients on April 30, 2016. On June 28, 2017, the New Hampshire governor signed HB 160 which added post-traumatic stress disorder and other medical conditions to the law. On July 18, 2017, the governor of New Hampshire signed into law HB 640, a cannabis decriminalization bill. Under HB 640, effective September 16, 2017, penalties for non-registered and non-medical possession of three-quarters of an ounce or less of cannabis were reduced from a criminal misdemeanor to a civil violation punishable only by a fine.  As of June 2019, approximately 8,302 patients have been registered to purchase medical cannabis products in New Hampshire.

New Hampshire Licenses

The NHDH oversees the issuance of licenses and the rules and regulations for cannabis businesses, known as Alternative Treatment Centers (each, an “ATC”). ATCs are not-for-profit entities registered under the New Hampshire Revised Statutes Annotated Section 126-X:7. ATCs are business entities that acquire, possess, cultivate, manufacture, deliver, transfer, transport, sell, supply, and dispense cannabis and related materials to qualified patients and other ATCs. ATCs are issued a notice of registration approval only after the NHDH has inspected and determined that the ATC is in full compliance with all regulatory and statute requirements. NHDH has issued licenses to four qualifying ATCs and in March 2018 lawmakers passed legislation calling for two additional dispensaries.

The table below lists the license issued to Prime Alternative Treatment Centers of NH, Inc. (“PATC”), an indirect subsidiary of the Company:

MSA Party	License Number	City	Expiration Date	Description
Prime Alternative Treatment Centers of NH, Inc.	ATC-001	Merrimack	6/30/2020	Grow / Manufacturing and Dispensary

ATC grower, processing, and dispensary licenses are valid for one year and expire on June 30th of the following year. License holders are required to submit a renewal application at least 120 days prior to the expiration of the current registration and include updates to the ATC’s original application as appropriate. Additionally, ATCs must ensure that no cannabis is transported outside of the state.

New Hampshire Record-keeping/Reporting

New Hampshire selected BioTrack THC as the T&T system for commercial cannabis activity. PATC currently uses a third-party platform that pushes the data to New Hampshire’s T&T system to meet all reporting requirements.

Each ATC is required to maintain records in accordance with the records retention schedule established by the NHDH. As part of the records retention schedule, ATCs must keep a record of each transaction including the amount of cannabis dispensed, the amount paid, and the registry identification number of the qualifying patient, designated caregiver, or ATC and the qualifying patient’s provider. ATC’s are required to submit annual reports to the state that include (a) a description of efforts to educate qualifying patients and designated caregivers, (b) the annual financial report of the ATC including expenditures, liabilities, monetary reserves, and revenues received for sales of cannabis by strain and by type, (c) the total number of qualifying patients and designated caregivers served, and (d) reports on security issues including an aggregate account of all reportable incidents. Additionally, ATCs must maintain current and accurate records for each qualifying patient and designated caregiver registered with the ATC. The NH Program mandates all records be kept for a minimum of four years.

New Hampshire Inventory/Storage

Comprehensive inventory procedures and controls are required to be established and followed under the NH Program. Regular inventory counts and reviews designed to enable timely detection of any diversion, theft, or loss are specifically required by the NH Program. As part of the comprehensive inventory plan, ATCs must reconcile daily all on-premises and in-transit cannabis and be able to present such inventory records for review upon request of the state. In addition to daily inventories, monthly inventories are also mandated and must record all cannabis available for dispensing, mature cannabis plants, and seedlings at each authorized location.

Comprehensive storage guidelines are detailed under the NH Program. All cannabis and cannabis infused products, whether in the process of cultivation, processing, transport, testing, or available for sale, must be securely stored to prevent diversion, theft or loss. Additionally, cannabis must only be accessible by ATC agents who are specifically authorized to handle cannabis and to whom access is essential for efficient ATC operation. At the end of each business day, any cannabis or cannabis infused products must be returned to a secure storage location. Similarly, after cultivation and/or processing, all cannabis must be securely stored.

New Hampshire Security

Protecting dispensary facility patients, employees, and safeguarding cannabis against theft are all goals of the NH Program. ATCs are required to have security systems designed to prevent and detect diversion, theft, or loss of cannabis as well as unauthorized intrusion. Such security systems must include: (a) a perimeter alarm at all entry points and perimeter windows, and (b) a duress, panic, and holdup alarm connected to local public safety or law enforcement authorities or to an alarm monitoring company. Additionally, two agents must be present at the premises during all hours of operations.

Like dispensary facilities, security of cultivation facilities is also highly regulated under the NH Program. All phases of cannabis cultivation are required to take place in specially designated, secure, limited access areas that are monitored by surveillance camera systems. Surveillance cameras must cover all points of facility entry and exit, the parking lot, the entrance to the video surveillance room, and any areas that may contain cannabis. Surveillance video must be active 24 hours a day, seven days a week. The NH Program mandates that all security equipment be maintained in good working order and shall be inspected and tested at regular intervals of at no more than 30 calendar days.

New Hampshire Transportation

ATCs must create transport manifests for each transportation event, which must include pertinent information including departure date and time, identifying information and license number of the originating ATC, identifying information of the destination entity, product type and quantity, estimated time of arrival and name of employee transporting the product. The originating ATC must transmit a copy of the manifest to the destination entity prior to transport. The manifest must be signed and dated upon departure and arrival.

All cannabis must be tracked as inventory and must be transported in containers so as to not be visible or recognizable from outside the vehicle. The vehicle must not be marked as transporting cannabis nor bear the name of the ATC. Vehicles must not remain unattended at any time.

New Hampshire Inspections

Alternative treatment centers shall be subject to inspection by the NHDH at any time. During an inspection, the department may review the alternative treatment center’s records, including its confidential dispensing and data collection records, which shall track transactions and product effectiveness according to qualifying patients’ registry identification numbers to protect their confidentiality.

U.S. Attorney Statements in New Hampshire

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in New Hampshire. See “Risk Factors - United States Regulatory Uncertainty”.

New Jersey

New Jersey Legislative history

On January 18, 2010, the governor of New Jersey signed into law S.119, the Compassionate Use Medical Marijuana Act (the “NJ Act”), permitting the use of medical cannabis for persons with debilitating conditions including cancer, HIV/AIDS, ALS, Crohn’s disease and any terminal illness. The law permits the New Jersey Department of Health (“NJDH”) to create rules to add other illnesses to the permitted conditions. The NJ Law does not permit patients to grow their own cannabis but rather mandates that cannabis must be acquired through ATCs licensed by the State.

Caregivers for patients are permitted to collect cannabis on behalf of the patient. Under the NJ Act, six ATCs received licenses from the State. The ATCs are non-profit entities and have the exclusive right to produce and sell medical cannabis in New Jersey.

On March 27, 2018 through executive order No. 6 (2018), Governor Phil Murphy expanded the medical cannabis program, announcing the 20-plus recommendations presented by the NJDH on March 23, 2018. The NJDH’s recommendations and next steps included certain measures that took effect immediately (e.g. the addition of debilitating conditions and the reduction of registration fees) and other recommendations (e.g. the home delivery model) that require further regulatory or statutory enactment.

In February 2019, the NJDH amended the list of debilitating conditions to include opioid use disorder, which had been accepted as petition by the review panel. The NJDH also implemented measures to streamline the enrollment process for patients, allow physicians to opt out of being listed publicly, and have started the permitting process for six new ATCs.

New Jersey Licenses

The NJDH is responsible for administering the NJ Act to ensure qualifying patients’ access to safe cannabis for medical use in New Jersey. The NJDH is responsible for issuing permits to entities who will operate an ATC. New Jersey is a vertical state where the dispensary needs to be in the same location as the growing and processing facilities. One of the recommendations in executive order No. 6 is to allow existing license holders to have up to two additional dispensaries not attached to the growing facility. The NJDH has issued six licenses and are now accepting applications for up to six additional permits.

ATC permits expire annually on December 31. A permit renewal application must be submitted at least 60 days prior to the expiration date. An ATC that seeks to renew its permit shall submit to the permitting authority an application for renewal with all required documentation and the required fees. An ATC shall update and ensure the correctness of all information submitted in previous applications for a permit or otherwise on file with the NJDH. Prior to the issuance of any permit, every principal officer, owner, director and board member of an ATC must certify stating that he or she submits to the jurisdiction of the courts of the State of New Jersey and agrees to comply with all the requirements of the laws of New Jersey pertaining to New Jersey’s Medicinal Marijuana Program. Failure to provide correct and current up-to-date information is grounds for denial of the application for renewal of the permit.

As of April 1, 2019, approximately 44,000 patients were registered and have medical licenses allowing them to purchase cannabis products from an ATC.

Compassionate Care Foundation, Inc. (“CCF”) is a non-profit corporation formed on February 4, 2011 under the laws of the State of New Jersey and operates a cultivation and processing facility and dispensary in Egg Harbor, New Jersey. On October 4, 2013, the New Jersey Department of Health issued CCF a license to operate its facilities. The license has been renewed without issue.

On May 9, 2018, Acreage entered into a convertible bridge loan with CCF pursuant to which Acreage agreed to loan CCF US$2.0 million. In addition, Acreage entered into a revolving line of credit loan agreement with CCF pursuant to which it agreed to provide a US$12.5 million revolving line of credit to CCF (including the initial US$2.0 million loan) in exchange for a 5-year, convertible revolving promissory note, bearing interest at a rate of 18% per annum (the “CCF Revolving Note”). The CCF Revolving Note shall automatically convert into an equity stake in a newly formed entity of Acreage upon enactment of legislative reform in New Jersey to permit the cultivation and sale of cannabis for adult-use purposes or to allow a for-profit entity to dispense medical cannabis. Acreage will acquire 54% of the equity interests in such entity upon conversion of the CCF Revolving Note and will acquire the remaining 46% for $10,000,000 in equity in Acreage or cash.

The table below lists the permit issued to CCF:

MSA Party	Permit Number	City	Expiration Date	Description
Compassionate Care Foundation, Inc.	10042013	Egg Harbor in Atlantic County	12/31/2020	Cultivate and Dispense

New Jersey Record-keeping/Reporting

New Jersey does not have a unified T&T system. All information is forwarded to the MMMP through email. The ATC collects and submits to the NJDH for each calendar year statistical data on (a) the number of registered qualified patients and registered primary caregivers, (b) the debilitating medical conditions of the qualified patients, (c) patient demographic data, (d) summary of the patient surveys and evaluation of services and (e) other information as the NJDH may require. The ATC must retain records for at least two years.

New Jersey Inventory/Storage

The ATC will establish inventory controls and procedures for the conduct of inventory reviews and comprehensive inventories of cultivating, stored, usable and unusable cannabis. The ATC will conduct a monthly inventory of cultivating, stored, usable and unusable cannabis. Through a unified T&T system is not currently in place, an ATC is required to have a T&T system for tracking inventory and dispensing cannabis products to patients. CCF uses MJ Freeway as its T&T system. An ATC is authorized to possess two ounces of usable cannabis per registered qualifying patient plus an additional supply, not to exceed the amount needed to enable the alternative treatment center to meet the demand of newly registered qualifying patients.

Per regulatory requirements an ATC, at a minimum, must (a) establish inventory controls and procedures for the conduct of inventory reviews and comprehensive inventories of cultivating, stored, usable and unusable cannabis, (b) conduct a monthly inventory of cultivating, stored, usable and unusable cannabis, (c) perform a comprehensive inventory inspection at least once every year from the date of the previous comprehensive inventory, and (d) promptly transcribe inventories taken by use of an oral recording device. If cannabis is disposed of, the ATC must maintain a written record of the date, the quantity disposed of, the manner of disposal and the persons present during the disposal, with their signatures. ATCs must keep disposal records for at least two years. Results of the inventory inspection should document the date of the inventory review, a summary of the inventory findings and the name, signature and title of the individuals who conducted the inventory inspection.

An ATC shall limit access to medicinal cannabis storage areas to the absolute minimum number of specifically authorized employees. In the event non-employee maintenance personnel, business guests or visitors to be present in or pass through medical cannabis storage areas, the ATC must have a dedicated person who is specifically authorized by policy or job description to supervise the activity. The ATC must ensure that the storage of usable cannabis prepared for dispensing to patients is in a locked area with adequate security.

New Jersey Security

An ATC is required to implement effective controls and procedures to guard against theft and diversion of cannabis including systems to protect against electronic records tampering. At a minimum, every ATC must (a) install, maintain in good working order and operate a safety and security alarm system that provides suitable protection 24 hours a day, seven days a week against theft and diversion, (b) immediately notify the state or local police agencies of an unauthorized breach of security. An ATC must conduct maintenance inspections and tests of the security alarm system at intervals not to exceed 30 days from the previous inspection.

A video surveillance system must be installed and operated to clearly monitor all critical control activities of the ATC and must operate in good working order at all times. The ATC must provide two monitors for remote viewing via telephone lines to the NJDH offices. This security system must be approved by State of New Jersey’s Medicinal Marijuana Program prior to permit issuance. The original tapes or digital pictures produced by the system must be stored in a safe place for a minimum of 30 days.

New Jersey Transportation

An ATC that is authorized by permit to cultivate medicinal marijuana at one location and to dispense it at a second location shall transport only usable marijuana from the cultivation site to the dispensing site according to a delivery plan submitted to the Department. Each vehicle must be staffed with at least two registered ATC employees. At least one delivery team member shall remain with the vehicle at all times that the vehicle contains medicinal marijuana. Each delivery team member shall have access to a secure form of communication with the ATC, such as a cellular telephone, at all times that the vehicle contains medicinal marijuana. Each delivery team member must possess their ATC employee identification card at all times and shall produce it to NJDH staff or law enforcement officials upon demand.

Each transport vehicle needs to be equipped with a secure lockbox or locking cargo area, which shall be used for the sanitary and secure transport of medicinal marijuana. Each ATC must maintain current commercial automobile liability insurance on each vehicle used for transport of medicinal marijuana in the amount of one million dollars per incident. Each ATC must ensure that vehicles used to transport medicinal marijuana bear no markings that would either identify or indicate that the vehicle is used to transport medicinal marijuana, and each trip must be completed in a timely and efficient manner, without intervening stops or delays. Each ATC shall maintain a record of each transport of medicinal marijuana in a transport logbook, which must include dates and times of trips, names of employees on the delivery team, relevant facts about the products transported and the signatures of the delivery team.

ATCs must report any vehicle accidents, diversions, losses, or other reportable events that occur during transport to the permitting authority in accordance with New Jersey law.

Home delivery is not permitted under New Jersey law. An ATC may not deliver marijuana to the home or residence of a registered qualifying patient or primary caregiver.

New Jersey Inspections

An ATC is subject to onsite assessment by the NJDH at any time. The NJDH may enter an ATC without notice to carry out an onsite assessment in accordance New Jersey laws and regulations. All ATCs are required to provide the NJDH or the NJDH’s designee immediate access to any material and information so requested. Submission of an application for an ATC permit constitutes permission for entry and onsite assessment of an ATC, and failure to cooperate with an onsite assessment and or to provide the NJDH access to the premises or information may be grounds to revoke the permit of the ATC and to refer the matter to state law enforcement agencies.

An onsite assessment may include (1) the review of all ATC documents and records and conferences with qualifying patients and primary caregivers and other persons with information, and the making and retaining of copies and/or extracts, (2) the use of any computer system at the ATC to examine electronic data, (3) the reproduction and retention of any document and/or electronic data in the form of a printout or other output, (4) the examination and collection of samples of any marijuana found at the ATC, and (5) the seizure and detention of any marijuana or thing believed to contain marijuana found at the ATC.

U.S. Attorney Statements in New Jersey

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in New Jersey. See “Risk Factors - United States Regulatory Uncertainty”.

New York

New York Legislative history

In July 2014, the New York Legislature and Governor enacted the Compassionate Care Act (the “CCA”) to provide a comprehensive, safe and effective medical cannabis program. The CCA bill which is part of the Title V-A in Article 33, Title 10, Chapter 13 of the Public Health Law is scheduled to sunset in seven (7) years, in 2021. The CCA provides access to the program to those who suffer from one of 31 qualifying serious conditions including, debilitating or life-threatening conditions including cancer, HIV/AIDS, ALS and chronic pain. Patients must also have one of the following associated or complicating conditions: cachexia or wasting syndrome, severe or chronic pain, severe nausea, seizures, or severe or persistent muscle spasms.

Pursuant to the CCA, only a limited number of product offerings are allowed including metered liquid or oil preparations, solid and semi-solid preparations (e.g. capsules, chewable and effervescent tablets), metered ground plant preparations, and topical forms and transdermal patches. Medical cannabis may not be incorporated into the food products unless approved by the Commissioner of Health and smoking of cannabis flower is prohibited.

New York Licenses

The New York Department of Health (“NYDOH”) has issued licenses to ten registered organizations which hold vertically integrated licenses. Each registered organization has one cultivation/processing license and four dispensary licenses.

As of June 18, 2019, there were 102,373 certified patients allowed to purchase cannabis products from a dispensary.

The table below lists the licenses approved to be issued to NYCANNA, LLC (“NYCANNA”), an indirect subsidiary of the Company:

Subsidiary	License number	City	Expiration Date	Description
NYCANNA, LLC	MM0601M	Dewitt	7/31/2021	Acquiring possession, sale, transporting, distributing and dispensing medical marijuana
NYCANNA, LLC	MM0602D	Jamaica	7/31/2021	Acquiring possession, sale, transporting, distributing and dispensing medical marijuana
NYCANNA, LLC	MM0603D	Farmingdale	7/31/2021	Acquiring possession, sale, transporting, distributing and dispensing medical marijuana
NYCANNA, LLC	MM0604D	Buffalo	7/31/2021	Acquiring possession, sale, transporting, distributing and dispensing medical marijuana
NYCANNA, LLC	MM0605D	Middletown	7/21/2021	Acquiring possession, sale, transporting, distributing and dispensing medical marijuana

The New York dispensary, growing and processing licenses are valid for two years from the date of issuance and the license holders are required to submit a renewal application not be more than six months nor less than four months prior to expiration. License holders must ensure that no cannabis is sold, delivered, transported or distributed by a producer from or to a location outside of New York.

New York Record-keeping/Reporting

The NYDOH uses the BioTrack THC T&T system used to track commercial cannabis activity. NYCANNA also uses BioTrack THC to push the data to the NYDOH to meet all reporting requirements. Each month, each registered organization is required to file reports with the NYDOH which provides information showing all products dispensed during the month. All other data shall be pulled from the T&T system. The data must include (a) documentation, including lot numbers where applicable, of all materials used in the manufacturing of the approved medical cannabis product to allow tracking of the materials including but not limited to soil, soil amendment, nutrients, hydroponic materials, fertilizers, growth promoters, pesticides, fungicides, and herbicides, (b) cultivation, manufacturing, packaging and labeling production records, and (c) laboratory testing results. The records are required to be maintained for a period of five years.

New York Inventory/Storage

A record of all approved medical cannabis products that have been dispensed must be filed with the NYDOH electronically through BioTrack THC no later than 24 hours after the cannabis was dispensed to the certified patient or designated caregiver. The information filed must include (a) a serial number for each approved medical cannabis product dispensed to the certified patient or designated caregiver, (b) an identification number for the registered organization’s dispensing facility, (c) the patient’s name, date of birth and gender, (d) the patient’s address, including street, city, state and zip code, and (e) the patient’s registry identification card number.

All cannabis that is not part of a finished product must be stored in a secure area or location within the registered organization accessible only to a minimum number of employees essential for efficient operation and in such a manner as approved by the NYDOH in advance, to prevent diversion, theft or loss and against physical, chemical and microbial contamination and deterioration. Cannabis must be returned to its secure location immediately after completion of manufacture, distribution, transfer or analysis.

New York Security

All facilities operated by a registered organization, including any manufacturing facility and dispensing facility, must have a security system to prevent and detect diversion, theft or loss of cannabis and/or medical cannabis products, utilizing commercial grade equipment which include (a) a perimeter alarm, (b) a duress alarm, (c) a panic alarm, and (d) a holdup alarm.

The manufacturing and dispensing facilities must direct cameras at all approved safes, approved vaults, dispensing areas, cannabis sales areas and any other area where cannabis is manufactured, stored, handled, dispensed or disposed of. The manufacturing and dispensing facilities must angle the cameras to allow for the capture of clear and certain identification of any person entering or exiting the facilities. The surveillance cameras must record 24 hours, seven days a week. Recordings from all video cameras must be readily available for immediate viewing by a state authorized representative upon request and must be retained for at least 90 days. A registered organization must test the security and surveillance equipment no less than semi-annually at each manufacturing and dispensing facility that is operated under the registered organization’s registration. Records of security tests must be maintained for five years.

New York Transportation

Cannabis products must be transported in a locked storage compartment that is part of the vehicle transporting the cannabis and in a storage compartment that is not visible from outside the vehicle. An employee of a registered organization, when transporting approved medical cannabis products must (a) travel directly to his or her destination(s) and may not make any unnecessary stops in between, (b) ensure that all approved medical cannabis product delivery times are randomized, (c) appoint each vehicle with a minimum of two employees where at least one transport team member remains with the vehicle at all times, (d) possess a copy of the shipping manifest at all times when transporting or delivering approved medical cannabis products, and (e) keep the manifest in a safe compartment for a minimum of five years.

New York Inspections

Medical marijuana facilities in New York must make its books, records and manufacturing and dispensing facilities available to the department or its authorized representatives for monitoring, on-site inspection, and audit purposes, including but not limited to periodic inspections and/or evaluations of facilities, methods, procedures, materials, staff and equipment to assess compliance with requirements of New York law.

U.S. Attorney Statements in New York

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in New York. See “Risk Factors - United States Regulatory Uncertainty”.

North Dakota

North Dakota Legislative History

In 2016, North Dakota voters approved Measure 5, otherwise known as the Compassionate Care Act, establishing a medical cannabis program for North Dakota. In 2017, both houses of the state legislature passed changes to Measure 5, including removal of a provision allowing medical users to grow their own cannabis. The changes also required that a medical professional specifically recommend smoking as a method of using cannabis for their patients. Effective April 18, 2017, the North Dakota Department of Health (“NDDH”) established and implemented a medical cannabis program to allow the production, processing, sale, dispensing, and medical use of cannabis by qualifying patients and caregivers. Measure 5 provides access to state residents to the program under one of the 14 debilitating conditions, including epilepsy, chronic pain, HIV/AIDS, cancer and post-traumatic stress disorder.  As of June 13, 2019, 614 patients have been registered under the program and are eligible to purchase cannabis products from a licensed dispensary.

North Dakota Licenses

North Dakota’s Department of Health oversees the North Dakota Medical Marijuana Program and is authorized to issue dispensary and manufacturing licenses. The NDDH has selected two companies to each operate a dispensary and two companies to each operate a manufacturing facility. Acreage North Dakota, LLC (d/b/a The Botanist)  (“Acreage ND”), one of the two awarded a dispensary license, operates in Fargo, North Dakota.

Dispensary licenses are renewed every two years after issuance pursuant to Sec. 19-24.1-16 of the North Dakota Medical Marijuana program. Renewal applications must be submitted 60 days prior to license expiration to avoid suspension of the certificate. North Dakota refers to both manufacturing facilities and dispensaries as “compassion centers”.

The table below lists the permit issued to Acreage North Dakota, LLC, an indirect subsidiary of the Company:

Subsidiary	Permit Number	City	Expiration Date	Description
Acreage North Dakota, LLC	201	Fargo	2/28/2021	Dispensary

North Dakota Record-keeping/Reporting

North Dakota has selected BioTrack THC for its unified T&T system by which all dispensary license holders must submit their data directly to the state. As outlined in North Dakota Century Code section 19-24.1-30, a dispensary shall keep detailed financial reports of proceeds and expenses. A dispensary shall also maintain all inventory, sales, and financial records in accordance with generally accepted accounting principles. The dispensary shall maintain all reports and records for a period of seven years.

North Dakota Inventory

A dispensary must conduct an inventory of cannabis once a week for at least six months after beginning business and upon department approval, at least monthly thereafter. The inventory shall be counted by at least two individuals. One of the two individuals may not be involved in dispensing of usable cannabis, or the preparation of the dispensary’s financial records. Further, one of the two individuals must be a supervisor or manager. The inventory documentation will include the date of the inventory, detailed inventory results, and the name, signature, and title of the individuals who conducted the inventory.

North Dakota Storage/Security

All licensees shall have a security system that remains operational at all times and that uses a professionally monitored security alarm system to prevent and detect diversion, theft, or loss of medical cannabis. The alarm system must include (a) facility entrances and exits, (b) rooms with exterior windows, (c) rooms with exterior walls and (d) storage rooms. The alarm system should include motion detectors, duress and panic alarms or a holdup alarm. The alarm system that is place must summon law enforcement. The licensee must test the security alarm system and all devices on a monthly basis and maintain a record of all tests.

To prevent unauthorized access to cannabis and usable cannabis, the dispensary shall have video surveillance equipment to deter the unauthorized entrance into restricted access areas. Video cameras shall be placed at each point of egress, at the point of sale location and in the storage facility. Video surveillance recording shall operate 24 hours a day, seven days a week. Recording from all video cameras during hours of operation shall be made available for immediate viewing and shall be retained for at least ninety days. The licensee shall maintain all security system equipment and recordings in a secure location to prevent theft, loss, destruction, corruption, and alterations.

North Dakota Transportation

Each medical marijuana compassion center transporting marijuana or marijuana waste must use a manifest system to track transportation, and that manifest system must include a change of custody that records relevant information about the trip. Manifests must be signed by all required parties. Trips must be direct. If any there are any stops on the trip, the stops must be detailed in the manifest.

Each person in a transport motor vehicle must have communication access with the compassion center and have the ability to contact law enforcement through the 911 emergency system. A compassion center agent shall carry their registry identification card at all times when transporting marijuana products. Vehicles containing marijuana products must not be left unattended overnight.

North Dakota Inspections

Compassion centers are subject to random inspection by the NDDH. During an inspection, the NDDH may review the compassion center’s records, including the compassion center’s financial and dispensing records, which may track transactions according to registered qualifying patient and registered designated caregiver registry identification numbers. The NDDH shall conduct inspections of compassion centers to ensure compliance with this chapter. The NDDH shall conduct inspections of manufacturing facilities for the presence of contaminants. The department shall select a certified laboratory to conduct random quality sampling testing, in accordance with rules adopted under this chapter. Compassion centers must pay the cost of all random quality sampling testing.

U.S. Attorney Statements in North Dakota

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in North Dakota. See “Risk Factors - United States Regulatory Uncertainty.”

Ohio

Ohio Legislative History

Effective September 8, 2016, House Bill 523 legalized the use of medical cannabis for 26 debilitating conditions as prescribed by a licensed physician. On implementation, the Ohio Medical Marijuana Control Program (“OMMCP”) will allow people with certain medical conditions including Alzheimer’s disease, HIV/AIDS, ALS, cancer, and traumatic brain injury to legally purchase medical cannabis. Though Ohio was required to implement a fully operational OMMCP by September 8, 2018 with a controlled system for cultivation, laboratory-testing, physician/patient registration and dispensing, the timeline was delayed until November 2018. Regulatory oversight is shared between three offices; (a) the Ohio Department of Commerce with respect to overseeing cultivators, processors and testing laboratories; (b) the Ohio Board of Pharmacy with respect to overseeing retail dispensaries and the registration of patients and caregivers, and (c) the State Medical Board of Ohio with respect to certifying physicians to recommend medical cannabis. The OMMCP will permit limited product types including oils, tinctures, plant materials and edibles. Adult-use and the smoking of cannabis flower are prohibited.  As of May 31, 2019, there were approximately 35,162 registered patients allowed to purchase cannabis products from a dispensary.

Ohio Licenses

Prior to September 8, 2018, the Ohio Board of Pharmacy was permitted to issue up to 60 dispensary provisional licenses. After September 8, 2018, additional provisional licenses are permitted to be issued if the population, the number of patients seeking to use medical cannabis products and the availability of all forms of cannabis products support additional licenses. To be considered for approval of a provisional dispensary or a processing license, the applicant must complete all mandated requirements. To obtain a certificate of operation for a medical cannabis dispensary or processing facility, the prospective licensee must be capable of operating in accordance with Chapter 3796 of the Revised Code, the Medical Marijuana Control Program. Dispensary Certificates of operation carry two-year terms, while certificates of operation for cultivators and processors must be renewed annually.

A certificate of operation will expire on the date identified on the certificate. A licensee will receive written or electronic notice 90 days before the expiration of its certificate of operation. The licensee must submit the renewal information at least 45 days prior to the date the existing certificate expires. The information required for the license renewal includes, but is not limited to, the following: (a) a roster that includes the dispensary’s employees’ names, (b) the history of compliance with regulations, and (c) the number and severity of any violations. If a licensee’s renewal application is not filed prior to the expiration date of the certificate of operation, the certificate of operation will be suspended for a maximum of 30 days. After 30 days, if the dispensary has not successfully renewed the certificate of operation, including the payment of all applicable fees, the certificate of operations will be deemed expired. The original implementation deadline of September 8, 2018 was missed by Ohio, as noted above. Starting in January 2019, Ohio patients were able to purchase medical cannabis.

Greenleaf Apothecaries, LLC (“GLA”) has been issued five dispensary licenses and Greenleaf Therapeutics, LLC (“GLT”) has been issued one provisional processing license. Greenleaf Gardens, LLC (“GLG”) has been issued one provisional grow license. GLA, GLT and GLG are each indirect subsidiaries of the Company. The table below lists the locations of the provisional licenses.

The table below lists the licenses issued to GLA, GLT and GLG:

MSA Party	License Number	City	Expiration Date	Description
GLA	MMD.0700044	Akron	12/4/2020	Dispensary Facility
GLA	MMD.0700042	Cleveland	12/4/2020	Dispensary Facility
GLA	MMD.0700004	Canton	12/4/2020	Dispensary Facility
GLA	MMD.0700005	Wickliffe	12/4/2020	Dispensary Facility
GLA	MMD.0700043	Columbus	12/4/2020	Dispensary Facility
GLT	ID TBD	Middlefield	2/28/2020	Processing
GLG	ID TBD	Middlefield	2/28/2020	Grow

GLA currently has five operational dispensaries, one in each of the cities set out in the table above. In October 2019, GLA entered into a settlement agreement with the Ohio Board of Pharmacy that provides, among other provisions, that the process of closing the acquisition of GLA will be completed 18 months following the date the final dispensary became operational, which occurred on November 8, 2019.

The processing and cultivating facility, which GLT and GLG share, remains in construction. The Company expects to begin the process of closing the acquisitions of each of GLT and GLG once the respective processing and cultivating capabilities of the facility become operational. The processing capabilities are expected to become operational earlier in 2020 than the cultivation capabilities.

Ohio Record-keeping/Reporting

A holder of a processing license must maintain the following records: (a) samples sent for testing, (b) disposal of products, (c) tracking of inventory, (d) form and types of medical cannabis maintained at the processing facility on a daily basis, (e) production records, including extraction, refining, manufacturing, packaging and labeling, (f) financial records, and (g) purchase invoices, bills of lading, manifests, sales records, copies of bills of sale, and any supporting documents, including the items and/or services purchased, from whom the items were purchased, and the date of purchase.

A holder of a dispensary license must maintain the following records: (a) confidential storage and retrieval of patient information or other medical cannabis records, (b) records of all medical cannabis received, dispensed, sold, destroyed, or used, (c) dispensary operating procedures, (d) a third-party vendor list, (e) monetary transactions, and (f) journals and ledgers. All records relating to the purchase or return, dispensing, distribution, destruction, and sale of medical cannabis must be maintained under appropriate supervision and control to restrict unauthorized access on the licensed premises for a five-year period.

Ohio Inventory/Storage

Ohio has selected METRC as the T&T system. Individual licensees, whether directly or through third-party APIs, are required to push data to the state to meet all reporting requirements. A holder of a processing license must track and submit through the inventory tracking system any information the Ohio Department of Commerce determines necessary for maintaining and tracking medical cannabis extracts and products.

A holder of a processing license must conduct weekly inventory of medical cannabis which includes (a) the date of the inventory, (b) net weight of plant material and the net weight and volume of medical cannabis extract, (c) net weight and unit count of medical cannabis products prepared or packaged for sale to a dispensary, and (d) a summary of the inventory findings. On an annual basis and as a condition for renewal of a processing license, a holder of a processing license shall conduct a physical, manual inventory of plant material, medical cannabis extract, and medical cannabis products on hand at the processor and compare the findings to an annual inventory report generated using the inventory tracking system. A holder of a processing license must store plant material, medical cannabis extract, and medical cannabis product inventory on the premises in a designated, enclosed, locked area and accessible only by authorized individuals.

A holder of a dispensary license must use the METRC T&T system to push data to the Ohio Board of Pharmacy on a real-time basis. The following data must be transmitted: (a) each transaction and each day’s beginning inventory, acquisitions, sales, disposal and ending inventory, (b) acquisitions of medical cannabis from a licensed processor or cultivator holding a plant-only processor designation, (c) name and license number of the licensed dispensary employee receiving the medical cannabis and, (d) other information deemed appropriate by the Ohio State Board of Pharmacy. A dispensary’s designated representative shall conduct the inventory at least once a week. Records of each day’s beginning inventory, acquisitions, sales, disposal and ending inventory shall be kept for a period of three years.

The dispensary licensee must restrict access areas and keep stock of medical cannabis in secured area enclosed by a physical barrier with suitable locks and an alarm system capable of detecting entry at a time when licensed dispensary employees are not present. Medical cannabis must be stored at appropriate temperatures and under appropriate conditions to help ensure that its identity, strength, quality and purity are not adversely affected.

Ohio Security

All licensees must have a security system that remains operational at all times and that uses commercial grade equipment to prevent and detect diversion, theft or loss of medical cannabis, including (a) a perimeter alarm, (b) motion detectors, and (c) duress and panic alarms. A dispensary must also employ a holdup alarm, which means a silent alarm signal generated by the manual activation of a device intended to signal a robbery in progress.

Video cameras at a dispensary must be positioned at each point of egress and each point of sale. The cameras must capture the sale, the individuals and the computer monitors used for the sale. Video surveillance recording must operate 24 hours a day, seven days a week. Recording from all video cameras during hours of operation must be made available for immediate viewing by the Ohio State Board of Pharmacy upon request and must be retained for at least six months.

Video cameras at a processing facility must be directed at all approved safes, approved vaults, cannabis sales areas, and any other area where plant material, medical cannabis extract, or medical cannabis products are being processed, stored or handled. Video surveillance must take place 24 hours a day, seven days a week. Recordings from all video cameras during hours of operation must be readily available for immediate viewing by the Ohio regulatory bodies upon request and must be retained for at least six months.

Ohio Transportation

Medical marijuana entities must maintain a transportation log containing the names and addresses of the medical marijuana entities sending and receiving the shipment, names and registration numbers of the registered employees transporting the medical marijuana or the products containing medical marijuana, the license plate number and vehicle type that will transport the shipment, the time of departure and estimated time of arrival, the specific delivery route, which includes street names and distances; and the total weight of the shipment and a description of each individual package that is part of the shipment, and the total number of individual packages. Copies of the log described above must be transmitted to the recipient and to the Ohio Department of Commerce before the close of business the day prior to the trip.

Vehicles transporting medical marijuana or marijuana products must be insured as required by law, store the products in locked compartments, ensure that the products are not visible from outside the vehicle, be staffed with two employees registered with the department (with one remaining with the vehicle at all times) and have access to the 911 emergency system. Vehicles must not be marked with any marks or logos.

Trips must be direct, other than to refuel the vehicle. Drivers must have their employee identification cards at all times and must ensure that delivery times and routes are randomized. A copy of the transportation log must be carried during the trip.

Ohio Inspections

The submission of an application that results in the issuance of a provisional license or certificate of operation for a cultivator irrevocably gives the Ohio Department of Commerce consent to conduct all inspections necessary to ensure compliance with the cultivator’s application, state and local law and regulators. An inspector conducting an inspection pursuant to this rule shall be accompanied by a “type 1” key employee during the inspection. The inspector may review and make copies of records, enter any area of a facility, inspect vehicles, equipment, premises, and question employees, among other actions.

Dispensaries in Ohio are subject to random and unannounced dispensary inspections and medical marijuana testing by the Ohio Board of Pharmacy. The Ohio Board of Pharmacy and its representatives may enter facilities and vehicles where medical marijuana is held and conduct inspections in a reasonable manner each place and all pertinent equipment, containers and materials and data. The Ohio Board of Pharmacy may also obtain any medical marijuana or related products from such facility.

U.S. Attorney Statements in Ohio

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Ohio. See “Risk Factors - United States Regulatory Uncertainty”.

Oklahoma

Oklahoma Legislative History

In April 2015, the governor of Oklahoma signed House Bill 2154 into law allowing the sale of CBD oil with less than 0.3% THC. On June 26, 2018, Oklahoma voters approved State Question 788 (“SQ 788”), which legalized medical cannabis. Oklahoma established the Oklahoma Medical Marijuana Authority (“OMMA”) to oversee the state’s medical cannabis program. The OMMA is responsible for licensing, regulating, and administering the program as authorized by state law. Operating under the Oklahoma State Department of Health, the primary goal of the OMMA is to ensure safe and responsible practices for the people of Oklahoma. On August 6, 2018, the governor of Oklahoma signed the revised emergency rules for the medical cannabis program. As of June 17, 2019, there were approximately 138,230 registered patients allowing them to purchase cannabis products from a dispensary.

While most medical cannabis state laws include a list of qualifying conditions, Oklahoma does not. According to SQ 788, doctors shall recommend patient licenses using the same judgment they would for prescriptions. In other words, a doctor can write a recommendation for any condition they see fit for medical cannabis treatment.

Oklahoma Licensing

The OMMA manages all licensing and registration for medical cannabis patients and their caregivers as well as grower, processor and dispensary operators. Applicants must be resident of Oklahoma with at least 75% ownership held by an Oklahoma resident. All owners must present an Oklahoma Secretary of State Certificate of Good Standing and demonstrate exemplary background checks. Non-violent felony convictions in the previous two years or other felony conviction in previous five years are grounds for disqualification. Licenses are valid for one year from the date issued unless revoked by the OMMA. A license may be renewed prior to expiration. Upon receipt of a license, the grower, processor or dispensary must immediately register with the Oklahoma Bureau of Narcotic and Dangerous Drugs Control and prior to any medical cannabis or medical cannabis products being present at the business. Acreage Oklahoma Holdings, LLC, an indirect subsidiary of the Company, has been approved for one grower license and one processor license; both facilities will be located in Pocasset, Oklahoma. Acreage Relief Holdings OK, LLC, an indirect subsidiary of the Company, has been approved for one dispensary license.

MSA Party	License Number	City	Expiration Date	Description
Acreage OK Holdings, LLC	GAAA-N1LP-BYSH	Pocasset	1/19/2021	Commercial Grower
Acreage OK Holdings, LLC	PAAA-4KSX-AVD9	Pocasset	10/15/2019(1)	Commercial Processor
Acreage Relief Holdings OK, LLC	DAAA-NJJF-MBXY	Tulsa	4/10/2020	Dispensary

(1) Acreage OK Holdings, LLC is in the process of renewing its processing license for the Pocasset location.

Oklahoma Transportation

A cannabis transportation license is issued to qualifying applicants for a commercial license at the time of approval. The transportation license allows the holder to transport cannabis from an Oklahoma licensed dispensary, grower, processor to an Oklahoma licensed dispensary, grower processor or researcher. All medical cannabis must be transported in a locked container shielded from public view and clearly labeled as “Medical Marijuana or Derivative.”

Oklahoma Inventory

Oklahoma uses BioTrack THC as the central T&T system to oversee inventory of licensed cannabis operations across the state. All cultivation and manufacturing facilities and retail dispensaries are required to utilize an inventory management system to record certain information depending on the license type. For a grower, such information includes the amount of cannabis harvested, sold to a process or dispensary, or dried and on hand. For a processor, details on the amount of cannabis purchased from a grower, or sold to a researcher and the amount of cannabis waste must be accounted for in inventory. The licensee must also document with detailed explanations any discrepancies for cannabis that cannot be accounted for or is considered overage.

The licensee is required to document the ‘chain of custody’ of all cannabis and cannabis-related products with frequent on-going inventory reviews in order to detect any diversion, theft or loss in a timely manner. The system must be able to accurately trace the timeline from the time a cannabis plant is propagated to the time it is sold to a patient or caregiver. Traceability is a requirement in the event of a serious adverse event or recall to correctly source the cannabis product.

Oklahoma Record-keeping/Reporting

The state requires all commercial licensees to submit monthly reporting to the Oklahoma Department of Health. Reports are considered untimely if not received by the state by the 15th of each month for activity from the preceding month. The report must include the amount purchased from a licensed process and/or grower, the amount sold to a licensee and the type of licensee, total sales to patients and caregivers as well as taxes collected from sales. If necessary, detailed explanations of inventory discrepancies must be included. Inaccurate reporting may result in fines and failure to report timely or to correct deficiencies within 30 days of department notification may lead to license revocation.

Oklahoma Inspections

Submission of an application for a medical marijuana processing license constitutes permission for entry to and inspection of the processing licensee’s premises during hours of operation and other reasonable times in Oklahoma, and refusal to permit such entry or inspection is grounds for the nonrenewal, suspension, or revocation of a license. The Oklahoma State Department of Health may perform an unannounced on-site inspection of a licensed processor’s operations to determine compliance with these rules and food safety/preparation standards once a year. If the Oklahoma State Department of Health receives a complaint concerning a licensed processor’s noncompliance with this Chapter, the Oklahoma State Department of Health may conduct additional unannounced, on-site inspections beyond an annual inspection. The Oklahoma State Department of Health may review any and all records of a licensed processor and may require and conduct interviews with such persons or entities and persons affiliated with such entities, for the purpose of determining compliance with Oklahoma State Department of Health rules and applicable laws.

U.S. Attorney Statements in Oklahoma

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Oklahoma. See “Risk Factors - United States Regulatory Uncertainty”.

Oregon

Oregon Legislative History

Oregon has both a medical and adult-use cannabis program. The Oregon Medical Marijuana Act (“OMM”) was established by Oregon Ballot Measure 67 in 1998 to allow for the cultivation, possession and use of cannabis by patients upon doctor recommendation. The OMM removed criminal penalties for medical cannabis for patients with debilitating medical conditions whose doctor verified the condition and determined medical cannabis may alleviate the condition. Qualifying conditions include cancer, chronic pain, glaucoma and HIV/AIDS. The Oregon Medical Marijuana Program (“OMMP”) administers the program within the Oregon Department of Human Services. Patients obtain permits through the Oregon Department of Human Services.

In 2014, Measure 91 was approved which legalized non-medical cultivation and uses of cannabis effective July 1, 2015. Oregon Governor Kate Brown signed an emergency bill declaring cannabis sales legal to adult-use users from commercial dispensaries effective October 1, 2015. Effective January 1, 2017, cannabis was permitted to be sold for adult-use only by businesses that obtained a recreational retailer license from the Oregon Liquor Control Commission (“OLCC”). Medical cannabis dispensaries that did not obtain a retailer license were no longer permitted to sell cannabis for adult-use after 2016. Holders of retailer licenses are permitted to sell cannabis for medical use to an OMMP patient 18 years of age or older whereas the minimum age to purchase cannabis for adult-use is 21.

Oregon Licenses

Oregon does not limit the number of retailer, grower or processing licenses. However, due to the overwhelming amount of new applications, the OLCC suspended all new applications after June 15, 2018. The OLCC regulates all retailer, producer, processor and lab license holders who have been approved to hold adult-use licenses and all producers and retailers if they sell both medical and adult-use cannabis. The Oregon Health Administration regulates all growers and dispensaries who hold only medical licenses. To operate legally under state law, cannabis operators must obtain a state license and local approval. Applicants for each license class are subject to the respective requirements and criteria of the OLCC which include but are not limited to criminal background checks, zoning requirements, readiness inspection, and state registration. The table below lists the licenses issued to Acreage’s indirect subsidiaries operating in Oregon:

Subsidiary	License Number	City	Expiration Date	Description
East 11th Incorporated	1004151A29E	Eugene	See below	Dispensary Facility
22nd and Burn Inc.	100400192AC	Portland	See below	Dispensary Facility
The Firestation 23 Inc.	1003660E75D	Portland	See below	Dispensary Facility
HSCP Oregon, LLC	1004152E8C9	Springfield	6/4/2020	Producer License
HSCP Oregon, LLC	1003642197C	Milwaukie	6/4/2020	Producer License
Gesundheit Foods LLC	1013975ABC8	Milwaukie	7/18/2020	Processor
Gesundheit Foods LLC	1013984A526	Eugene	7/18/2020	Wholesaler

On January 14, 2020, each of East 11th Incorporated, 22nd and Burn Inc. and The Firestation 23 Inc. received a letter from the OLCC permitting these entities to continue to operate while the OLCC reviews their renewal applications.

The retailer, producer and processer licenses are valid for one year and the licensees are required to submit a renewal application at least 20 days before the date of expiration. The license holders must ensure that no cannabis is sold, delivered, transported or distributed by a producer from or to a location outside of Oregon.

Oregon Record-keeping/Reporting

Oregon uses the METRC T&T system and allows other third-party system integration via an API to track cannabis. The subsidiaries in Oregon use a third-party T&T system to push the data to the state through an API to meet all reporting requirements. All cannabis products dispensed are documented at point of sale via the T&T system. License holders must maintain the documentation from the T&T system in a secure locked location at each dispensing or growing location for three years as required by the OLCC.

The OLCC requires all cannabis licensees to have and maintain records that clearly reflect all financial transactions and the financial condition of the business. The following records may be kept in either paper or electronic form and must be maintained for a three year period and be made available for inspection if requested by the OLCC: (a) purchase invoices and supporting documents for items and services purchased for use in the production, processing, research, testing and sale of cannabis items that include from whom the items were purchased and the date of purchase, (b) bank statements for any accounts, (c) accounting and tax records, (d) documentation of all financial transactions, including contracts and agreements for services performed or received, and (e) all employee records, including training.

Oregon Inventory/Storage

OLCC licensees must report the following to Oregon’s Cannabis Tracking System (“CTS”) (a) a reconciliation of all on-premise and in-transit cannabis item inventories each day, (b) all information for seeds, usable cannabis, CBD concentrates and extracts by weight, (c) the wet weight of all harvested cannabis plants immediately after harvest, (d) all required information for CBD products by unit count, and (e) for retailer license holders, the price before tax and amount of each item sold to consumers and the date of each transaction. The data must be transmitted for each individual transaction before the retailer opens the next business day.

All cannabis items on a licensed retailer’s premises must be held in a safe or vault. All usable cannabis, cut and drying mature cannabis plants, CBD concentrates, extracts or products on the licensed premises of a licensee other than a retailer are to be kept in a locked, enclosed area within the licensed premises that is secured with at a minimum, a steel door with a steel frame or equivalent, and a commercial grade, non-residential door lock.

All licensees must keep all video recordings and archived required records not stored electronically in a locked storage area. Current records may be kept in a locked cupboard or desk outside the locked storage area during hours when the licensed business is open.

Oregon Security

A licensed premise must have a fully operational security alarm system, activated at all times when the licensed premises is closed for business. Among other features the security alarm system for the licensed premises must (a) be able to detect unauthorized entry onto the licensed premises and unauthorized activity within any limited access area where mature cannabis plants, usable cannabis, CBD concentrates, extracts or products are present, (b) be programmed to notify the licensee, a licensee representative or other authorized personnel in the event of an unauthorized entry, and (c) either have at least two operational “panic buttons” located inside the licensed premises that are linked with the alarm system that immediately notifies a security company or law enforcement, or have operational panic buttons physically carried by all employees present on the licensed premises that are linked with the alarm system that immediately notifies a security company or law enforcement.

A licensed premise must have a fully operational video surveillance recording system. Among other requirements, a licensed premise must have cameras that continuously record, 24 hours a day, seven days a week: (a) in all areas where mature cannabis plants, usable cannabis, CBD concentrates, extracts or products may be present on the licensed premises; and (b) all points of ingress and egress to and from areas where mature cannabis plants, usable cannabis, CBD concentrates, extracts or products are present. A licensee must keep all surveillance recordings for a minimum of 90 calendar days and have the surveillance room or surveillance area with limited access.

Oregon Transportation

Licensed producers which transport cannabis to licensed retailers must comply with the following: (a) a licensee must keep cannabis items in transit shielded from public view, (b) the cannabis items must be of secured (locked-up) during transport, (c) the transport must be equipped with an alarm system, (d) the transport must be temperature controlled if perishable cannabis items are being transported, (e) the transport must provide arrival date and estimated time of arrival information, (f) all cannabis items must be packaged in shipping containers and labeled with a unique identifier, and (g) the transport must provide a copy of the printed manifest and any printed receipts for cannabis items delivered to law enforcement officers or other representatives of a government agency if requested to do so while in transit.

Oregon Inspections

All marijuana licensees may be subject to safety inspections of licensed premises by state or local government officials to determine compliance with state or local health and safety laws. The OLCC also may conduct an inspection at any time to ensure that a registrant, licensee or permittee is in compliance with Oregon state laws. A licensee, licensee representative, or permittee must cooperate with the OLCC during an inspection. If licensee, licensee representative or permittee fails to permit the OLCC to conduct an inspection the OLCC may seek an investigative subpoena to inspect the premises and gather books, payrolls, accounts, papers, documents or records.

U.S. Attorney Statements in Oregon

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Oregon. See “Risk Factors - United States Regulatory Uncertainty”.

Pennsylvania

Pennsylvania Legislative History

The Pennsylvania Medical Marijuana Program (the “PA Program”) was established by the Pennsylvania Medical Marijuana Act (the “PA Act”) on April 17, 2016. The PA Program provides access to medical cannabis for qualified state residents who suffer from 23 specific medical conditions including epilepsy, chronic pain, HIV, AIDS, cancer, and post-traumatic stress disorder. To qualify under the PA Program, medical cannabis patients must both register with the Pennsylvania Department of Health (the “PADOH”) and obtain either an identification card or authorization letter from the PADOH. As of April 2019, more than 131,000 patients in Pennsylvania have registered to participate in the medical marijuana program, and more than 100,000 have identification cards and are able to purchase medical marijuana at a dispensary.  On February 15, 2018, dispensaries licensed under the PA Program began selling medical cannabis to qualified patients. Pennsylvania currently allows sale of medical cannabis to qualified patients in the following forms: pill, oil, topical forms including gels, creams, or ointments, tincture, and liquids. On August 1, 2018, the Pennsylvania Health Secretary approved the sale of dry leaf cannabis.

Pennsylvania Permits

The PA Act allows the PADOH to issue up to 25 grower/processor permits and 50 dispensary permits (each dispensary permit allows the holder to open up to three separate dispensary sites). On June 29, 2017, the PADOH issued 12 cultivation/processing permits and 27 dispensary permits. Permits are granted to applicants who demonstrate, among other things: (a) the ability to implement and maintain effective security measures and controls to prevent diversion, (b) a clear criminal background free of illegal conduct, (c) compliance with municipality zoning requirements, (d) well-defined standard operating procedures, and (e) a verified diversity plan. Prior to awarding permits, the PA Program requires the PADOH to verify all applicant information including through interviews of principals, operators, financial backers, and employees engaged and to be engaged in the permit applicant’s cannabis operations.

On March 22, 2018, the PADOH announced it planned to issue an additional 13 grower/processor permits and 23 dispensary permits.

The table below lists the permit issued to Prime Wellness of Pennsylvania LLC (“PWPA”), an indirect subsidiary of the Company.

Subsidiary	Permit	City	Expiration Date	Description
Prime Wellness of Pennsylvania, LLC	GP-1005-17	Sinking Spring	6/20/2020	Grow/Processing Facility

Dispensary, grower, and processing permits are valid for one year from the date of issuance and permit holders are required to submit renewal applications in accordance with the PA Act. The PADOH must renew a permit unless it determines the applicant is unlikely to maintain effective control against diversion of medical cannabis and the applicant is unlikely to comply with all laws as prescribed under the PA Act. Additionally, permit holders must ensure that no cannabis is sold, delivered, transported, or distributed outside of Pennsylvania.

Pennsylvania Record keeping/Reporting

The PA Act requires each licensed medical cannabis grower/processor or dispensary to report information to the PADOH every three months including, but not limited to, (a) the amount of medical cannabis sold by the grower/processor, (b) the total value and amounts of medical cannabis sold by the grower/processor, (c) the amount of medical cannabis purchased by each dispensary, (d) the cost and amounts of medical cannabis sold to each dispensary, and (e) the total amount and dollar value of medical cannabis sold by each dispensary.

To monitor reporting requirements under the PA Act, the PADOH selected MJ Freeway as the T&T system to implement a seed-to-sale electronic tracking. PWPA also uses MJ Freeway to push data and ensure compliance with all reporting requirements.

Pennsylvania Inventory/Storage

The PA Act requires each medical cannabis grower/processor maintains inventory and storage data in an electronic format through MJ Freeway. The following information is tracked to ensure a compliant cannabis business operation: (a) the number, weight, and type of seeds used, (b) the number of immature medical cannabis plants, (c) the number of mature medical cannabis plants, (d) the number of medical cannabis products ready for sale, and (d) the number of damaged, defective, expired, or contaminated seeds, immature medical cannabis plants, medical cannabis plants and medical cannabis products awaiting disposal.

Robust physical inventory controls and procedures are required of each medical cannabis grower/processor under the PA Act. The following procedures are mandated to ensure physical inventory counts match electronic records: (a) monthly inventory counts of both medical cannabis plants in the process of growing and medical cannabis products that are stored for future sale, (b) comprehensive inventory counts of seeds, immature medical cannabis plants and medical cannabis plants, and (c) written or electronic records created and maintained for each inventory count conducted.

Additionally, each medical cannabis grower/processor must separately store in locked, limited access areas all seeds, immature medical cannabis plants, medical cannabis plants and medical cannabis that is expired, damaged, deteriorated, mislabeled or contaminated.

Pennsylvania Security

The PA Act mandates each medical cannabis grower/processor must use security and surveillance systems including stringent video backup requirements to safeguard their medical cannabis and related products. Security requirements include: (a) alarm systems that cover all facility entrances, exits, areas that contain medical cannabis, safes, and the perimeter of the facility, and (b) professionally-monitored security and surveillance systems that operate 24 hours a day, 7 days a week and record all activity in images capable of clearly revealing facial detail. All images captured by each surveillance camera must be stored for a minimum of four years in a format that may be easily accessed for investigative purposes. Furthermore, all recordings must be kept in a locked cabinet, closet or other secure place to protect them from tampering or theft.

The PA Act also specifies requirements for the alarm system. The alarm system must include: (a) a silent security alarm signal, (b) an audible security alarm signal generated by the manual activation of a device intended to signal a life-threatening or emergency situation requiring law enforcement response, and (c) an electrical, electronic, mechanical, or other device capable of being programmed to send a pre-recorded voice message requesting dispatch, when activated, over a telephone line, radio, or other communication system to a law enforcement, public safety, or emergency services agency.

Pennsylvania Transportation

A medical cannabis grower/processor must transport and deliver medical cannabis to a medical cannabis organization or an approved laboratory within Pennsylvania in accordance with the following: (a) deliveries must be made between 7:00 a.m. and 9:00 p.m., (b) a global positioning system must be used to ensure safe and efficient delivery, (c) medical cannabis may not be visible from outside of the transport vehicle, (d) vehicles must be equipped with a secure cargo area, (e) each transport vehicle must be staffed with at least two individuals and at least one delivery team member must remain with the medical cannabis at all times, and (f) a printed or electronic transport manifest must accompany every delivery.

Pennsylvania Inspections

The PADOH may conduct announced or unannounced inspections or investigations to determine the medical marijuana organization’s compliance with its license and Pennsylvania laws and regulations. During an inspection or investigation, the PADOH may review the site, facility, vehicles, books, records, papers, documents, data, and other physical or electronic information. The PADOH may also question employees, officers, investors or similar persons and any other person or entity providing services to the medical marijuana organization.

The PADOH may also conduct an inspection of a grower/processor facility’s equipment, instruments, tools and machinery that are used to grow, process and package medical marijuana, including containers and labels. The PADOH and its authorized agents will have free access to review and, if necessary, make copies of books, records, papers, documents, data, or other physical or electronic information that relates to the business of the medical marijuana organization, including financial data, sales data, shipping data, pricing data and employee data.

The PADOH and its authorized agents have the right to access any area within a site or facility and are permitted to collect test samples for testing at an approved laboratory.

Failure of a medical marijuana organization to provide the PADOH and its authorized agents immediate access to any part of a medical marijuana organization’s site or facility, requested material, physical or electronic information, or individual as part of an inspection or investigation may result in the imposition of a civil monetary penalty, suspension or revocation of its permit, or an immediate cessation of operations pursuant to a cease and desist order issued by the PADOH.

U.S. Attorney Statements in Pennsylvania

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Pennsylvania. See “Risk Factors - United States Regulatory Uncertainty”.

Rhode Island

Rhode Island Legislative History

In 2006, Rhode Island legalized medical cannabis and enacted the Edward O. Hawkins and Thomas C. Slater Medical Marijuana Act (the “RI Act”). Rhode Island approved six qualifying debilitating medical conditions including glaucoma, HIV/AIDS, hepatitis C and epilepsy/agitation. In 2009, lawmakers in Rhode Island approved an amendment to the medical cannabis law allowing state-licensed medical cannabis dispensaries (“compassion centers”) to dispense medical cannabis. In June 2016, the Rhode Island legislature approved an article that created significant reforms to the state’s medical cannabis program. The article included such reforms as: (a) qualifying medical cannabis patients will no longer be required to designate compassion centers in order to enter and purchase products from those facilities, (b) the Department of Business Regulation will begin implementing additional regulations on compassion centers, such as stricter standards for product testing and requiring a government-accessible inventory tracking system, and (c) effective January 1, 2019, medical cannabis patients will be required to choose whether they wish to grow their own medical cannabis or appoint a natural person caregiver (patients will no longer be able to cultivate their own medical cannabis and have a caregiver grow for them at the same time). Also in 2016, lawmakers approved legislation adding post-traumatic stress disorder to the list of qualifying conditions for medical cannabis.

Rhode Island Licensing

The Rhode Island Department of Health’s (“RIDOH”) Medical Marijuana Program administers the provisions of the state’s Medical Marijuana Act and related regulations. The Rhode Island Department of Business Regulation (“DBR”) is responsible for licensing and regulatory oversight of cultivators and the state’s medical cannabis plant tracking system. The DBR also licenses and oversees compassion centers. To date, Rhode Island has awarded licenses for three compassion care centers and 76 cultivators. A compassion center license allows the licensee to grow, manufacture and dispense cannabis and cannabis infused products.

The Medical Marijuana Program allows a qualifying patient, authorized purchaser or caregiver who is registered with the Rhode Island Department of Health to purchase medical cannabis from a registered compassion center. Licensed cultivators may sell medical cannabis and medical cannabis products to registered compassion centers in accordance with state law.

The table below lists the licenses issued to Greenleaf Compassionate Care Center, Inc. (“GCCC”):

Holding Entity	License Number	City	Expiration Date	Description
Greenleaf Compassionate Care Center, Inc.	MMP CC 002	Portsmouth	5/25/2020	Compassion Center
Greenleaf Compassionate Care Center, Inc.	MMP CC 002	Newport	5/25/2020	Grow/processing

GCCC is a non-profit corporation formed on February 17, 2010 under the laws of the State of Rhode Island and operates a cultivation and processing facility in Newport and a dispensary in Portsmouth. On May 25, 2017, the Rhode Island Department of Business Regulation issued GCCC a license to operate its facilities. The license has been renewed without issue.

On October 9, 2018, HSCP entered into a securities purchase agreement among HSCP, GCCC Management, LLC (“GCCCM”) and the holders of all of the outstanding equity in GCCCM (“SPA”), pursuant to which HSCP was to acquire all of the outstanding equity in GCCCM, and GCCCM and GCCC were to enter into a master services agreement and a comprehensive integration agreement upon terms and conditions satisfactory to HSCP. The exclusivity under the SPA terminated due to the delay in obtaining approval of the transaction by the state of Rhode Island. As a result, the parties have agreed to a new exclusivity period through May 31, 2020, during which the parties can continue to pursue approval of the state of Rhode Island and revise the SPA to reflect new terms agreed to by the parties.

In addition to providing a comprehensive business plan outlining scope of activities, budget, resource narratives, and timeline for initiating operations, an applicant must evidence compliance with the local zoning laws, provide a comprehensive diagram of the proposed facilities, including where within the facility the medical cannabis will be cultivated, stored, processed, packaged, manufactured and dispensed, and where security alarms and cameras and surveillance recording storage will be located. Principals of the management team must clear criminal background checks and are evaluated for their experience in managing a cannabis operation. Prior to granting the final license, the state will perform an inspection of the facility to ensure regulatory requirements are met.

Once the applicant has been authorized by the state, the applicant must take reasonable and documented efforts to launch compassion center activities with active medical cannabis cultivation, processing, packaging, manufacturing, authorized sales and/or other medical cannabis activities within a year. Compassion center registrations are issued for one-year terms. Registration renewal is based on whether the compassion center is adequately providing patients with access to medical cannabis at reasonable rates. To avoid potential conflicts, ‘key persons’ of the compassion center may not have any material financial interest or control in another compassion center, a cultivator, or a licensed cooperative cultivation or vice versa.

Rhode Island Security

Each compassion center must have a fully operational security alarm system at each authorized physical address that will provide suitable protection against theft and diversion, including alarms at all outside perimeter entry points and outside perimeter windows. A fully operational security alarm system should at a minimum include a combination of hard-wired systems and systems interconnected with a radio frequency method such as cellular or private radio signals that emit or transmit a remote or local audible, visual, or electronic signal; motion detectors, pressure switches, duress alarms, panic alarms and hold-up alarms (a silent system signal to indicate that a robbery is in progress). A fully operational security alarm system shall at a minimum provide for immediate automatic or electronic notification to alert municipal and/or state law enforcement agencies to an unauthorized breach or attempted unauthorized breach of security at the compassion center or any other authorized physical address and to any loss-of-electrical support backup system to the security alarm system. Each compassion center must test the security alarm system for each authorized location at intervals not to exceed thirty calendar days from the previous test.

Each compassion center must have a fully operational video surveillance and camera recording system which includes but is not limited to the following; all video surveillance systems must be equipped with a failure notification system that provides prompt notification of any surveillance interruption and/or the complete failure of the surveillance system, remote access to a continuous live feed video on a real time basis available at all times to the authorized compassion center personnel and the DBR upon request, and camera coverage set in all areas where cannabis and cannabis products are grown, cultivated, stored, weighed, packaged, processed, manufactured or sold, including all areas of ingress and egress thereto, point-of-sale areas, and security rooms.

Camera views of required coverage areas shall be continuously recorded 24 hours a day, seven days per week. All surveillance recordings must be kept for a minimum of 60 days. Surveillance recording equipment and all video surveillance records and recordings must be housed in a designated, locked and secured room or other enclosure with access limited to compassion center personnel specifically authorized by management.

Rhode Island Inventory Control

An authorized compassion center is required to utilize the state approved Medical Marijuana Program Tracking System, Agrisoft, to document and monitor compliance with seed to sales inventory tracking. This includes point of sales, dispensing limits, patient information privacy protections, inventory supply, restrictions on third party supply and sources of cannabis and cannabis products and transfers off the premises. A compassion center must limit its inventory of seedlings, plants, and usable cannabis to reflect the projected needs of qualifying patients.

A compassion center should be equipped to conduct an initial comprehensive inventory of all medical cannabis, including usable cannabis, cannabis plants and seedlings, unusable cannabis, and wet cannabis, and perform subsequent comprehensive inventories at intervals at least every 24 months. On a monthly basis, a compassion center must be able to assess its inventory in these same categories.

All cannabis product must be tagged and assigned a unique identifier through each stage of cultivation from seed propagation to packaging via the Medical Marijuana Program Tracking System and marked with a registration number, barcodes and/or alphanumeric code, and registered premises location. Once assigned a unique identifier tag within the Medical Marijuana Program Tracking System, tags may not be altered or duplicated. An identifier tag is to be assigned only when affixed to cannabis plants, wet cannabis, or usable cannabis which is ready to be sold or transferred.

Rhode Island Record-keeping

The DBR requires compassion centers retain hard-copy and electronic records to document all cultivation and dispensing activities of the center. Records to be maintained for a period of at least 5 years include real-time logs of all acquisitions, dispensing, and sales of cannabis in the Medical Marijuana Program Tracking System, applicable limits applied to all dispensing and sales transactions, training procedures and training attendee logs, specifically, on use of the Medical Marijuana Program Tracking System and any other tracking system used by the compassion center. Records pertaining to transaction activity occurring within the previous six months must be stored on the center premises. Records dating beyond six months may be stored off the premises with the state’s approval.

Other records to be retained include personnel records, purchase orders with licensed cultivators, including any canceled or voided contracts or purchased orders, invoices and supporting documentation of all cannabis purchases, acquisitions, transfers, payments and third-party vendor contracts. Activity pertaining to security including the security alarm and video surveillance systems, testing, upgrades site inspections and visitor logs must be stored digitally on the premises for at least 24 months after the event.

Compassion centers must keep detailed records of any pesticide products used and application regiments, including video recording during pesticide applications which must cease if there is a failure or disruption of the video surveillance system. The record-keeping requirement is independent of that required of commercial pesticide applicators by the state’s Department of Environmental Management.

Rhode Island Transportation

Transportation in Rhode Island must be made following “detailed transport manifests”, which must include the date and time of departure, identifying information, including license numbers, of the originating and receiving facilities or individuals, product name and description, date and time of arrival, vehicle make and model and license plate number. The manifest must be maintained by the originating and receiving facilities/individuals.

Delivery times and routes must be randomized. During all authorized transports, the delivery persons must have on their persons their compassion center or licensed cultivator registry identification cards and the detailed transport manifest. Trips must be directly from the originating facility to the destination. Within eight (8) hours of after arrival at the destination registered/licensed facility, the receiving party shall re-weigh, re-inventory, and account on video for all marijuana and marijuana product transported.

Home delivery by a compassion center is allowed in Rhode Island. If a compassion center proposes to offer home delivery service of usable marijuana or marijuana products to a Rhode Island registered patient’s residence, it shall submit a comprehensive proposed patient home delivery plan to the DBR for its review and preapproval, detailing how the program will assure compliance with the applicable laws and rules. The patient home delivery plan must include satisfactory cardholder verification procedures to ensure delivery is made to requested qualifying patients and in authorized amounts. The patient home delivery plan must include how the compassion center will comply with point of sale tracking requirements for patient home delivery transactions. Patient home delivery services, if approved, are subject to the requirement that payment must be made prior to or within one business day of delivery to the patient.

Rhode Island Inspections

Compassion centers and cultivation facilities are subject to reasonable inspection by DBR and RIDOH. The DBR and RIDOH and their authorized representatives have authority to enter a compassion center premises at reasonable times and to inspect in a reasonable manner, the premises and all equipment, materials, containers, and other things therein, including without limitation all records, files, financials, sales, transport, pricing and employee data, research, papers, processes, controls and to inventory any stock of marijuana, labels, containers, paraphernalia and other materials and products. During any inspection, the DBR and RIDOH may review the compassion center’s confidential records, including its dispensing records, which shall track transactions according to identifying information for the patient, primary caregiver, and/or authorized purchaser. Dispensing records for patient cardholders shall be tracked by registry identification numbers only to protect their confidentiality.

The DBR may review and audit the books and records of compassion centers and cultivation facilities to ascertain compliance with the RI Act, the DBR regulations, and/or the DOH regulations, including continued satisfaction of the statutory criteria considered in granting a compassion center or cultivator license. The compassion center or cultivator must make such books and records immediately available for reviewing and copying by the DBR and DOH. The DBR may retain an independent auditor to act as its agent for purposes of this section, the cost of which shall be borne by the compassion center or cultivator.

U.S. Attorney Statements in Rhode Island

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Rhode Island. See “Risk Factors - United States Regulatory Uncertainty”.

Washington

Washington Legislative History

Washington State has both medical and adult-use marijuana programs. The original medical law passed by voters in 1998, allows physicians to recommend cannabis for an inclusive set of qualifying conditions including chronic pain and created a patient/caregiver system without explicitly permitting businesses. When Initiative 502 legalized marijuana for adults 21 years of age and older in 2012, it regulated adult-use marijuana businesses and left the unregulated medical marijuana establishments in a precarious situation. The Governor of Washington then signed Senate Bill 5052 in 2015, which forced the closure of existing unregulated medical dispensaries and allows existing adult-use retail marijuana stores to apply for a “medical marijuana endorsement” to sell medical marijuana tax free to registered qualifying patients and their designated caregivers. The Washington State Liquor and Cannabis Board (“WSLCB”) regulates adult-use marijuana businesses and those with a medical endorsement. The WSLCB licenses cultivation facilities, product manufacturing facilities (“processors”), retail stores, transportation licensees, and testing facilities.

Unlike many other states, Washington prohibits vertical integration between adult-use marijuana retailers and cultivators. Common ownership between cultivation and processors is permitted. A single entity, and/or principals within an entity, are limited to no more than three marijuana producer licenses, and/or three marijuana processor licenses, or five retail marijuana licenses.

The WSLCB re-opens its application process for growers, processors or retail stores at its discretion, taking into consideration factors such as patient consumption data and population dynamics. The state is currently not accepting new applications for growers, processors or retail stores.

Washington Licenses

Central Processors LLC (“Central Processors”) is formed under the laws of the State of Washington and operates a processing facility in Elma, Washington. Gesundheit Foods, LLC (“Gesundheit”), a subsidiary of Form Factory, entered into an option agreement dated November 7, 2017 pursuant to which Gesundheit may exercise an option to purchase Central Processors’ entire membership interest within thirty days of receipt of written notice by Gesundheit with the occurrence of certain events. Neither Gesundheit nor any subsidiary controls the operations of Central Processors.

The table below lists the permit issued to Central Processors:

MSA	Permit Number	City	Expiration Date	Description
Central Processors LLC	425798	Elma	12/31/2020	Processing

Washington Record-keeping/Reporting

On a monthly basis, marijuana processors must maintain records and report purchases from licensed marijuana producers, other marijuana processors, production of marijuana-infused products, sales by product type to marijuana retailers, and lost and/or destroyed product in a manner prescribed by the WSLCB.

Washington Inventory/Storage

The licensee will establish inventory controls and procedures for the conduct of inventory reviews and comprehensive inventories of usable and unusable cannabis and cannabis infused products. The licensee will conduct a periodic inventory of usable and unusable cannabis and cannabis infused products. The WSLCB has designated MJ Freeway as its T&T system.

The following information is required and must be kept completely up-to-date in a system specified by the WSLCB (as it relates to processors): (a) when a lot or batch of marijuana, marijuana extract, marijuana concentrates, marijuana-infused product, or marijuana waste is to be destroyed; (b) when useable marijuana, marijuana concentrates, or marijuana-infused products are transported; (c) any theft of useable marijuana, marijuana seedlings, clones, plants, trim or other plant material, extract, infused product, seed, plant tissue or other item containing marijuana; (d) a complete inventory of all marijuana, seeds, plant tissue, seedlings, clones, all plants, lots of useable marijuana or trim, leaves, and other plant matter, batches of extract, marijuana concentrates, marijuana-infused products, and marijuana waste; (e) all marijuana, useable marijuana, marijuana-infused products, marijuana concentrates, seeds, plant tissue, clone lots, and marijuana waste must be physically tagged with the unique identifier generated by the traceability system and tracked; (f) all samples sent to an independent testing lab, any sample of unused portion of a sample returned to a licensee, and the quality assurance test results; and (g) other information as may be specified by the board.

Washington Security

A processor is required to implement effective controls and procedures to guard against theft and diversion of cannabis including systems to protect against electronic records tampering. At a minimum, each licensed premise must have a security alarm system on all perimeter entry points and perimeter windows. Motion detectors, pressure switches, duress, panic, and hold-up alarms may also be used. All licensee holders must have a surveillance system. At a minimum, a licensed premise must have a complete video surveillance system with minimum camera resolution of 640 x 470 pixels or pixel equivalent for analog. All cameras must be fixed and placement must allow for the clear and certain identification of any person and activities in controlled areas of the licensed premises. All entrances and exits to an indoor facility must be recorded from both indoor and outdoor, or ingress and egress vantage points. All cameras must record continuously twenty-four hours per day and at a minimum of ten frames per second. The surveillance system storage device must be secured on the licensed premises in a lockbox, cabinet, closet, or secured in another manner to protect from employee tampering or criminal theft. All surveillance recordings must be kept for a minimum of forty-five days on the licensee’s recording device. All videos are subject to inspection by any WSLCB employee or law enforcement officer and must be copied and provided to the WSLCB or law enforcement officer upon request. All recorded images must clearly and accurately display the time and date.

Washington Transportation

Upon transporting any marijuana or marijuana product, a producer, processor, retailer, or certified third-party testing lab shall notify the WSLCB of the type and amount and/or weight of marijuana and/or marijuana products being transported, the name of transporter, information about the transporting vehicle, times of departure and expected delivery. This information must be reported in the mandatory traceability system. Upon receiving the shipment, the licensee or certified third-party lab receiving the product shall report the amount and/or weight of marijuana and/or marijuana products received in the traceability system.

A complete printed transport manifest on a form provided by the WSLCB containing all information required by the WSLCB must be kept with the product at all times, and records of all transportation must be kept for a minimum of three years at the licensee’s location and are subject to inspection.

Marijuana or marijuana products that are being transported must meet the following requirements:

•	Only the marijuana licensee, an employee of the licensee, a transportation licensee, or a certified testing lab may transport product and/or occupy a transporting vehicle;

•	Drivers and/or occupants of a transporting vehicle must be twenty-one years of age or older;

•	Marijuana or marijuana products must be in a sealed package or container approved by the WSLCB pursuant to applicable rules;

•	Sealed packages or containers cannot be opened during transport;

•	Marijuana or marijuana products must be in a locked, safe and secure storage compartment that is secured to the inside body/compartment of the vehicle transporting the marijuana or marijuana products;

•	Any vehicle transporting marijuana or marijuana products must travel directly from the shipping licensee to the receiving licensee and must not make any unnecessary stops in between except to other facilities receiving product;

•	Live plants may be transported in a fully enclosed, windowless locked trailer, or in a secured area within the inside body/compartment of a van or box truck. A secured area is defined as an area where solid or locking metal petitions, cages, or high strength shatterproof acrylic can be used to create a secure compartment in the fully enclosed van or box truck. The secure compartment in the fully enclosed van or box truck must be free of windows. Live plants may not be transported in the bed of a pickup truck, a sports utility vehicle, or passenger car.

Washington Inspections

An enforcement officer of the WSLCB has the right to inspect all licensed premises used in the production, processing, storage, transportation, research, or sale of marijuana, useable marijuana, marijuana concentrates, marijuana-infused products, or any premises or parts of premises used or in any way connected, physically or otherwise, with the licensed business and any records maintained in connection therewith. The WSLCB also can inspect any vehicle assigned for the purpose of transporting marijuana, useable marijuana, marijuana concentrates, or marijuana-infused products at any licensed location, or while en route during transportation.

The WSLCB shall have access to all marijuana, useable marijuana, marijuana concentrates, or marijuana-infused products on the licensed premises for the purpose of analyzing samples (the licensee will be given a receipt for any product removed from the premises for this purpose).

Every person being on a licensed premises or within a transporting vehicle, or having charge thereof, must admit an enforcement officer of the WSLCB demanding to enter therein in pursuance of this section in the execution of his/her duty, and must not obstruct or attempt to obstruct the entry of such officer, or refuse to allow an officer to examine the premises, vehicles, records, and products subject to this section of the licensee.

U.S. Attorney Statements in Washington

To the knowledge of management of the Company, other than as disclosed in this Prospectus Supplement, there have not been any statements or guidance made by federal authorities or prosecutors regarding the risk of enforcement action in Washington. See “Risk Factors - United States Regulatory Uncertainty”.

USE OF PROCEEDS

The net proceeds of the Private Placement were approximately US$28,199,997, after deducting the Agent’s Commission of US$1,800,000, but before deducting the expenses of the Offering (estimated to be approximately US$882,578). If the Purchaser’s Option is exercised in full, the net proceeds to the Company from the Offering will be approximately US$46,117,418, after deducting the Agent’s Commission of US$3,000,000 and the expenses of the Offering (estimated to be approximately US$882,578).

Since its inception, the Company has sustained net losses from operations and had negative cash flow from operating activities. The Company’s cash and cash equivalents as at September 30, 2019 was approximately US$37,000,000. As at September 30, 2019, the Company’s working capital was approximately US$71,000,000. As at the date hereof, the Company has negative working capital. Accordingly, the net proceeds from the sale of the Special Warrants pursuant to the Offering will be used to fund the Company’s working capital and for general corporate purposes. Although the Company anticipates it will have positive cash flow from operating activities in future periods, it is uncertain when this will occur and to the extent that the Company has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities.

Other Sources of Funding

Unless additional capital is raised by the Company, the Company will be unable to meet its contractual commitments. The Company has identified additional sources of capital, including the potential exercise of the Purchaser’s Option and the Credit Facilities. There is no certainty that: (i) the Purchaser’s Option will be exercised in whole or in part; (ii) the loan transactions provided by the Credit Facilities will be completed; or (iii) the other additional sources of capital identified will result in the Company raising capital. See “Risk Factors - Negative Cash Flow from Operations”, “Risk Factors - Sufficiency of Capital” and “Risk Factors - Failure to Consummate the Company’s Credit Facilities”.

Purchaser’s Option

If the Purchaser’s Option is exercised in full, the additional net proceeds to the Company from the Offering will be approximately US$18,799,999, after deducting the Agent’s Commission of US$1,200,000.

Credit Facilities

In addition to the net proceeds of the Private Placement, the Company reasonably believes that it will complete the transactions contemplated in the Credit Facilities to permit a first advance under the Institutional Credit Facility in the amount of US$49,000,000. See “Risk Factors - Failure to Consummate the Company’s Credit Facilities”.

The Company intends to complete the loan transactions under the Institutional Credit Facility and Poppins Credit Facility, which, on closing of the first draw thereunder, is anticipated to provide net proceeds of US$46,302,000 to the Company, being gross proceeds of $49,000,000 less the placement agent’s commission and expenses incurred in connection therewith in the aggregate amount of approximately US$2,697,500. As of the date hereof, the Poppins Credit Facility has not been entered into. See “Description of Material Indebtedness” and “Risk Factors - Failure to Consummate the Company’s Credit Facilities”.

A summary of the anticipated sources of funds is set forth below:

Source of Funds	Amount
Private Placement Net Proceeds	US$	27,317,419	(1)
Purchaser’s Option Net Proceeds	US$	18,799,999
Poppins Credit Facility Proceeds	US$	50,000,000	(2)(3)
Institutional Credit Facility Net Proceeds	US$	46,302,500
Total:	US$	142,419,918

Notes:

(1)	Net proceeds are approximately US$27,317,419, after deducting the Agent’s Commission of US$3,000,000 and the expenses of the Offering (estimated to be approximately US$882,578).
(2)	All funds drawn under the Poppins Credit Facility will be deposited into the Restricted Account. See ”Description of Material Indebtedness - Institutional Credit Facility”.
(3)	Kevin Murphy deposited US$20,000,000 of the US$50,000,000 Poppins Credit Facility proceeds, on behalf of the Poppins Lender, to the Poppins Borrower in early January 2020.

Principal Purposes

The Company intends to use the net proceeds from: (i) the Private Placement, (ii) the sale of the Additional Units (assuming exercise of the Purchaser’s Option in full), and (iii) the Credit Facilities, as follows:

Uses of Funds(2)	Amount assuming exercise of the Purchaser’s Option in full		Amount assuming the Purchaser’s Option is not exercised
Cash Collateral for Institutional Credit Facility(1)	US$	50,000,000	US$	50,000,000
Capital Expenditures	US$	16,000,000	US$	500,000
Contractual commitments payable on closing of the Deep Roots acquisition(3)	US$	30,000,000	US$	30,000,000
Contractual commitments payable on closing of the CCF acquisition(4)	US$	10,000,000	US$	10,000,000
Working Capital and General Corporate Purposes	US$	36,419,918	US$	33,119,919
Total:	US$	142,419,918	US$	123,619,919

Notes:

(1)	All funds drawn under the Poppins Credit Facility will be deposited into the Restricted Account. See “Description of Material Indebtedness - Institutional Credit Facility”.
(2)	See “Recent Developments” for more information regarding the specific time period in which each event is expected to occur and the payments associated.

(3)	The closing of the Deep Roots acquisition remains subject to state and local regulatory approval and is expected to close in Q4 2020. See “Recent Developments - Deep Roots Medical LLC”.
(4)	The closing of the CCF acquisition is subject to state approval. See “Recent Developments - Compassionate Care Foundation”.

Until utilized, some or all of the net proceeds of the Offering and the Institutional Credit Facility will be held in cash balances in the Company’s bank account or invested at the discretion of the Chief Financial Officer, subject to the Board of Directors’ investment directives. Management will have discretion concerning the use of such net proceeds, as well as the timing of their expenditure. See “Risk Factors - Discretion in Use of Proceeds”.

The above-noted allocation represents the Company’s intention with respect to its use of proceeds based on current knowledge and planning by the Company’s management. Actual expenditures may differ from the estimates set forth above. Subject to any contractual commitments, there may be circumstances where, for sound business reasons, the Company reallocates the use of proceeds. See “Risk Factors - Securing Additional Financing” and “Risk Factors - Discretion in Use of Proceeds”.

The foregoing assumes that the Poppins Credit Agreement is entered into on substantially the same terms described herein and that the Poppins Credit Facility Acceleration Condition (see “Description of Material Indebtedness - Poppins Credit Facility”) has not been triggered. In order for the Company to avoid such a trigger, the Poppins Borrower and its Affiliates (including Acreage) are required to raise at least an additional US$65,000,000 in debt or equity capital on or before the date that is four months following the execution of the Poppins Credit Agreement. To that end, Acreage management has identified and is exploring additional capital sources, including:

•	securing a further cash collateral commitment to permit the second advance under the Institutional Credit Facility;

•	further sale and leaseback transactions; and

•	a conventional secured credit facility.

See also “Risk Factors - Failure to Consummate the Company’s Credit Facilities” and “Risk Factors - The Company’s Credit Agreements Contain Restrictive Covenants”.

CONSOLIDATED CAPITALIZATION

The following table sets forth (i) the Company’s capitalization as at September 30, 2019 before giving effect to the Private Placement, (ii) the Company’s capitalization after giving effect to the Private Placement, and (iii) the Company’s capitalization after giving effect to the exercise of the Purchaser’s Option, assuming no exercise of Warrants.

Share Capital	As at September 30, 2019 before giving effect to the Private Placement		After giving effect to the Private Placement		After giving effect to the exercise of the Purchaser’s Option
Subordinate Voting Shares(1)	66,045,552		72,130,744	(3)	76,187,539	(3)
Proportionate Voting Shares(1)	586,272.6251	(2)	586,272.6251	(2)	586,272.6251	(2)
Multiple Voting Shares(1)	168,000	(2)	168,000	(2)	168,000	(2)
Options	4,927,213	(2)	4,927,213	(2)	4,927,213	(2)
Warrants	2,039,116		8,124,308		12,181,103
Restricted Share Units	8,119,302		8,119,302		8,119,302
Convertible Units	25,519,517		25,519,517		25,519,517
HSCP C-1 Profits Interest Units(4)	1,000,000		1,000,000		1,000,000

Notes:

(1)	The Subordinate Voting Shares are listed for trading on the CSE under the symbol “ACRG.U”. The Proportionate Voting Shares and the Multiple Voting Shares are not listed for trading on any exchange.
(2)	Portrayed on an “as converted to Subordinate Voting Shares” basis.
(3)	Assuming no exercise of Warrants.

(4)

HSCP C-1 Profits Interest Units are convertible into HSCP Units in accordance with the terms set forth in the A&R LLC Agreement, which are then exchangeable for Subordinate Voting Shares on a 1:1 basis.

DESCRIPTION OF MATERIAL INDEBTEDNESS

As of the date hereof, a subsidiary of Acreage is party to the Institutional Credit Agreement and another subsidiary is proposing to enter into the Poppins Credit Facility. The Credit Agreements are described below:

Institutional Credit Facility

HSCP CN Holdings ULC, a subsidiary of HSCP (the “Institutional Borrower”), is party to a credit agreement with an institutional lender, its administrative agent, and the Poppins Borrower as guarantor of the Institutional Borrower’s obligations thereunder (the “Institutional Credit Agreement”). The Institutional Credit Agreement provides for loans with an aggregate principal amount of up to US$100,000,000 to be drawn by the Institutional Borrower in up to three tranches (the “Institutional Credit Facility”). The Institutional Credit Facility matures two years from the date on which the first advance is made, or such later date as may apply pursuant to the extension provisions in the Institutional Credit Agreement. Drawing on the first advance will be conditional upon the satisfaction of certain closing conditions, including the closing of the Poppins Credit Facility. The funds drawn under the Institutional Credit Facility will be used for general corporate purposes.

Interest on advances under the Institutional Credit Facility is payable monthly as follows: (a) 2.55% per annum on the principal amount of the first advance; (b) 1.25% per annum on the principal amount of the second advance; and (c) a per annum interest rate to be negotiated on the principal amount of the third advance. In addition to the interest payable on the advances, the Institutional Borrower is required to pay the following set-up fees: (a) an amount equal to 1.25% of the first advance on the date on which the first advance is made; (b) an amount equal to 0.50% of the amount of second advance on the date on which the second advance is made; and (c) a fee to be negotiated for the third advance. From and after the date of the occurrence of an Event of Default (as defined in the Institutional Credit Agreement) and for so long as such Event of Default continues, the aggregate principal amount outstanding under the Institutional Credit Facility shall bear interest or fees at the rates otherwise applicable plus 2% per annum.

Under the terms of the Institutional Credit Agreement, the Poppins Borrower, as guarantor, is at all times required to maintain an amount not less than the sum of the aggregate principal amount of all outstanding advances made under the Institutional Credit Facility plus US$1,000,000 in a restricted bank account (the “Restricted Account”). The Institutional Credit Facility is secured by a guarantee from the Poppins Borrower and a security agreement granted by the Poppins Borrower over the Restricted Account.

Poppins Credit Facility

In order to fund the Restricted Account, it is anticipated that the Poppins Borrower will borrow an aggregate principal amount of US$50 million from the Poppins Lender (the “Poppins Credit Facility”). The maturity date for borrowings under the Poppins Credit Facility, subject to acceleration in certain instances, will be 366 days from the closing date of the Poppins Credit Facility. All funds drawn under the Poppins Credit Facility will be required to be deposited into the Restricted Account as security for repayment of funds borrowed by the Institutional Borrower under the Institutional Credit Agreement.

Interest on the principal amount borrowed under the Poppins Credit Facility will be satisfied by the Poppins Borrower delivering to the Poppins Lender 83,333 Subordinate Voting Shares per month, or 1,000,000 Subordinate Voting Shares in the aggregate (the “Interest Shares”). Acreage is required to use best efforts to ensure that the Interest Shares are not subject to resale restrictions.

Acreage IP Holdings, LLC, an indirect subsidiary of the Company which holds its non-United States intellectual property will provide a guarantee and will grant a security interest in the non-U.S. intellectual property owned by Acreage and its affiliates to the Poppins Lender (the “IP Security”). If the Poppins Borrower has not repaid the principal amount outstanding at maturity along with an additional US$5,000,000 repayment amount, being an aggregate of US$55,000,000, the Poppins Lender shall have the right to enforce its IP Security and sell such collateral to a third party. In the event that such third party does not acquire such IP Security from the Poppins Lender, the Poppins Lender may enforce its IP Security and accept such collateral in satisfaction of the Poppins Borrower’s obligations to the Poppins Lender. In the event that the transfer of the IP Security to the Poppins Lender in the foregoing scenarios does not take place, the Poppins Lender will require Acreage to issue up to 20,000,000 Subordinate Voting Shares, with all or a portion of the net proceeds of the offering (if such net proceeds are greater than US$55,000,000) payable to the Poppins Lender in satisfaction of the repayment amount owing to it. If the Poppins Lender does not receive US$55,000,000 and the Poppins Borrower does not make a cash payment in respect of any shortfall, certain subsidiaries of Acreage will be required to dispose of all or a portion of the Secured Assets in transactions to make up the difference between US$55,000,000 and the net proceeds received by the Poppins Lender and any cash shortfall payments made by the Poppins Borrower.

The Poppins Credit Agreement is expected to contain a provision (the “Poppins Credit Facility Acceleration Condition”) that if, prior to the date that is four months following the execution of the Poppins Credit Agreement, the Poppins Borrower and its Affiliates, including Acreage, have not (a) borrowed or otherwise raised debt or equity capital from any person of at least an additional US$65,000,000, or (b) repaid US$20,000,000 of the outstanding principal amount under the Poppins Credit Facility by (i) paying US$22,000,000 to the Poppins Lender; and (ii) concurrently delivering to the Poppins Lender that number of Interest Shares equal to 48% of the Interest Shares that have yet to be delivered to the Poppins Lender, the Poppins Lender shall have the right to accelerate the maturity of US$20,000,000 of the outstanding principal amount under the Poppins Credit Facility. If this acceleration occurs, (i) HSCP and Acreage Connecticut, LLC shall immediately release an executed purchase agreement from escrow, which provides for the transfer of the Connecticut Secured Collateral (as defined below) to the Poppins Lender in satisfaction of US$22,000,000 of the repayment amount that would have been owing to the Poppins Lender at maturity, and (ii) a number of Interest Shares equal to 48% of the Interest Shares that have yet to be delivered to the Poppins Lender shall be immediately delivered by the Poppins Borrower. If the State of Connecticut regulators do not approve the sale of the Connecticut Secured Collateral, as may be required, Acreage shall cause the entities which issued the equity interests comprising the Connecticut Secured Collateral to enter into a services and investor rights agreement, or similar arrangement, with and on terms acceptable to the Poppins Lender, which shall entitle the Poppins Lender to receive all financial statement net income less non-cash items (“Net Income”) from such entities, and such services and investor rights agreement shall set forth the mutually agreeable mechanisms by which the Poppins Lender and Acreage shall determine Net Income.

The “Secured Assets” are expected to include the Connecticut Secured Collateral to the extent not previously transferred to the Poppins Lender and the equity interests in Acreage’s indirect subsidiaries that own dispensary licenses in Pennsylvania. The “Connecticut Secured Collateral” will consist of the equity interests in the following indirect subsidiaries of the Company that hold dispensary licenses in Connecticut: Prime Wellness of Connecticut, LLC, D&B Wellness, LLC and Thames Valley Apothecary, LLC.

The Poppins Lender will have the right to require the Poppins Borrower to purchase up to (i) 520,000 Interest Shares that it still owns upon maturity of the Poppins Credit Facility and (ii) 480,000 Interest Shares that it still owns on the date that is the third anniversary of the maturity of the Poppins Credit Facility at a price of US$4.50 per Interest Share for a period of 10 business days following the maturity date.

Kevin Murphy holds ownership interests in the Poppins Borrower. The participation of Kevin Murphy in the Poppins Credit Facility transaction constitutes a “related party transaction” within the meaning of Multilateral Instrument 61 101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company has relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of Mr. Murphy’s ownership interest in the Poppins Borrower as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties (being Mr. Murphy), exceeded 25% of the Company’s market capitalization (as determined under MI 61-101).

Kevin Murphy is lending US$21,000,000 of the amount expected to be borrowed by the Poppins Borrower under the Poppins Credit Facility (the “Borrowed Amount”). Acreage has been advised that Mr. Murphy will not be a member, an officer nor a director of the Poppins Lender and that Mr. Murphy will be entitled to receive from the Poppins Borrower, assuming full repayment of the Borrowed Amount at maturity, US$23,100,000 along with up to 304,001 Interest Shares. The maturity date for borrowings under the Poppins Credit Facility, subject to acceleration in certain instances, will be 366 days from the closing date of the Poppins Credit Facility. Mr. Murphy deposited US$20,000,000 of the proposed Borrowed Amount, on behalf of the Poppins Lender, with the Poppins Borrower in early January of 2020. Mr. Murphy has agreed to subordinate his right to be repaid by the Poppins Lender to the interests of the other persons contributing funds to the  Poppins Lender to facilitate its loan of the Borrowed Amount. Further, Mr. Murphy agreed to take approximately half of the shares that he otherwise would have been entitled to receive as Interest Shares (as defined above) if he had received the same terms as the other funders of the Poppins Lender, which has reduced the aggregate number of Interest Shares required to be delivered by the Poppins Borrower.

While Acreage has entered into non-binding letters of intent with Mr. Murphy and the other persons that are anticipated to provide the funding necessary to the Poppins Lender to fund the Poppins Credit Facility (the “Poppins Term Sheets”), and Acreage anticipates that the terms of the Poppins Credit Agreement will be those described above and set forth in the Poppins Term Sheets, Acreage is continuing to negotiate the Poppins Credit Agreement with the Poppins Lender and there is no certainty that the final terms of the Poppins Credit Agreement will be substantially the same as described herein or set forth in the Poppins Term Sheets. See “Risk Factors - Failure to Consummate the Company’s Credit Facilities”.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

This Prospectus Supplement qualifies the distribution of: (i) 6,085,192 Initial Units, pursuant to the automatic exercise of the Special Warrants sold under the Private Placement; (ii) up to 4,056,795 Additional Units which may be issued upon exercise of the Purchaser’s Option; and (iii) Warrant Shares issuable from time to time, until March 16, 2020, on exercise of the Warrants.

The Company has granted to each holder of a Special Warrant and to the Lead Purchaser, a contractual right of rescission of the prospectus-exempt transaction under which the Special Warrant or Purchaser’s Option was initially acquired. The contractual right of rescission provides that if a holder of a Special Warrant or Purchaser’s Option who acquires another security of the Company on exercise of the Special Warrant or Purchaser’s Option as provided for in this Prospectus Supplement is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because of the Prospectus Supplement, Shelf Prospectus or an amendment to the Shelf Prospectus containing a misrepresentation:

a)	the holder is entitled to rescission of: (i) both the holder’s exercise of its Special Warrants, and its purchase of such Special Warrants; or (ii) the holder’s exercise of the Purchaser’s Option;

b)	the holder is entitled in connection with the rescission to a full refund of all consideration paid to the Agent or the Company, as the case may be, on the acquisition of the Special Warrant or Additional Units; and

c)	if the holder is a permitted assignee of the interest of the original subscriber, the holder is entitled to exercise the rights of rescission and refund as if the holder was the original subscriber.

Unit Shares

The holders of Subordinate Voting Shares (including the Initial Unit Shares and the Additional Unit Shares), are entitled to one vote per Subordinate Voting Share at the meetings of shareholders of the Company, and upon liquidation, to receive such assets of the Company as are distributable to the holders of Subordinate Voting Shares.

See “Description of the Share Capital of the Company - Subordinate Voting Shares” in the Shelf Prospectus for a detailed description of the attributes of the Company’s Subordinate Voting Shares.

Warrants

The following is a summary of the material attributes and characteristics of the Warrants. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Warrant Indenture, which has been filed with the applicable Canadian securities regulatory authorities and is available under the Company’s profile on SEDAR at www.sedar.com.

The Warrants have been created and will be issued pursuant to the Warrant Indenture. Each Warrant will entitle the Warrantholder to purchase one Warrant Share at a price of US$5.80 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on February 10, 2025, after which time the Warrants will expire and be void and of no value.

The Warrants may be issued in uncertificated form. Any Warrants issued in certificated form shall be evidenced by a warrant certificate in the form attached to the Warrant Indenture. All Warrants issued uncertificated form will be represented by a DRS Registration Statement.

The Warrant Indenture provides for adjustment in the number of Warrant Shares issuable upon the exercise of the Warrants and/or the exercise price per Warrant Share upon the occurrence of certain events, including: (a) a subdivision, re-division or change in the outstanding Subordinate Voting Shares into a greater number of Subordinate Voting Shares, (b) any reduction, combination or consolidation of the outstanding Subordinate Voting Shares into a lesser number of Subordinate Voting Shares, and (c) the issuance of Subordinate Voting Shares or securities exchangeable for, or convertible into, Subordinate Voting Shares to all or substantially all of the holders of Subordinate Voting Shares by way of stock dividend or other distribution (other than a distribution of Subordinate Voting Shares upon the exercise of warrants or any outstanding options).

The Warrant Indenture also provides for adjustment in the class and/or number of securities or other property issuable upon the exercise of the Warrants and/or the exercise price per security upon the occurrence of the following additional events: (a) if there is a reclassification of the Subordinate Voting Shares or a capital reorganization of the Company, (b) a consolidation, amalgamation, arrangement (including, for greater certainty, the Arrangement), takeover or merger of the Company with or into any other body corporate, trust, partnership, limited liability company or other entity, or (c) a sale or conveyance of the property and assets of the Company as an entirety or substantially as an entirety to any other body corporate, trust, partnership, limited liability company or other entity.

The Warrant Indenture also provides that, during the period in which the Warrants are exercisable, the Company will give notice to the Warrantholders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants and/or the number of Warrant Shares issuable upon exercise of the Warrants, at least 14 days prior to the record date or effective date, as the case may be, of such events.

No adjustment of the exercise price per Warrant Share shall be required unless such adjustment would require an increase or decrease of at least 1% in the exercise price then in effect and no change in the number of Warrant Shares issuable upon exercise of the Warrants shall be required unless such adjustment would require adjustment by at least one one-hundredth of a Subordinate Voting Share, as applicable. Any adjustments that are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

No fractional Warrant Shares are issuable upon the exercise of any Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Warrantholders will have no voting or pre-emptive rights, or any other rights of a holder of Subordinate Voting Shares.

The Warrant Indenture provides that, from time to time, the Company may amend or supplement the Warrant Indenture for certain purposes, without the consent of the Warrantholders, including curing defects or inconsistencies or making any change that does not prejudice the rights of any Warrantholder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the Warrantholders may only be made by “extraordinary resolution”, which is defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the Warrantholders at which there are Warrantholders present in person or represented by proxy representing of at least 20% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to the lack of quorum) and passed by the affirmative vote of the Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the Warrantholders representing not less than 66 2/3% of the aggregate number of the then outstanding Warrants.

Warrant Ownership Threshold Restriction

Warrants issued to the Lead Purchaser and entities which it advises will provide that the holder shall not have the right to exercise any portion of the Warrants if the exercise of such portion of the Warrants would result in the holder, together with its affiliates and parties acting jointly and in concert with such persons (collectively, the “Attribution Group”), beneficially owning, or having control or direction over, 10% or more of the outstanding Subordinate Voting Shares (the “Warrant Ownership Threshold Restriction”). For purposes of calculating the Warrant Ownership Threshold Restriction, the number of Subordinate Voting Shares beneficially owned, or controlled or directed by, the Attribution Group shall include the number of Subordinate Voting Shares issuable upon exercise of such portion of the Warrants with respect to which such determination is being made, but shall exclude the number of Subordinate Voting Shares which are issuable upon (i) exercise of the Warrants in respect of which such determination is not being made and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of the Attribution Group or securities available to be borrowed under securities lending arrangements by any member of the Attribution Group that are, in each case, subject to a limitation on conversion or exercise analogous to the Warrant Ownership Threshold Restrictions.

Canopy Growth Call Option

All Unit Shares and Warrants comprising the Units issuable upon the automatic exercise of the Special Warrants (including the Units issuable upon the exercise of the Purchaser’s Option) will be subject to the Arrangement and the Canopy Growth Call Option.

PLAN OF DISTRIBUTION

Private Placement

Pursuant to the Agency Agreement, the Company engaged the Agent as its agent to offer for sale on a “best efforts” private placement basis 6,085,192 Special Warrants at a price of US$4.93 per Special Warrant, for aggregate gross proceeds of US$29,999,996.56. The Offering Price was determined through negotiations between the Company and the Agent. In consideration for its services in connection with the Private Placement, the Company paid the Agent the Agent’s Commission equal to 6.0% of the aggregate gross proceeds of the Private Placement (US$0.2958 per Special Warrant), for an aggregate cash commission of US$1,799,999.79. It is estimated that the total expenses of the Offering, not including the Agent’s Commission, will be approximately US$882,779.79. All such expenses have been or will be paid by the Company.

Pursuant to the Agency Agreement, the Company agreed to file: (i) a supplement to the Shelf Prospectus in the Qualifying Jurisdictions to qualify the issuance of the Initial Units upon automatic exercise of the Special Warrants, the Additional Units upon exercise of the Purchaser’s Option, and the issuance, until March 16, 2020, of the Warrant Shares upon exercise of the Warrants; and (ii) a supplement to its shelf registration statement on Form F-10 registering the issuance of the Unit Shares and the Warrants upon automatic exercise of the Special Warrants and exercise of the Purchaser’s Option, and the issuance of the Warrant Shares upon exercise of the Warrants, on or before March 10, 2020. This Prospectus Supplement qualifies the distribution of the Initial Unit Shares and Initial Warrants upon automatic exercise of the Special Warrants, and the Additional Unit Shares and Additional Warrants upon exercise of the Purchaser’s Option in each of the Qualifying Jurisdictions and the issuance, on or before March 16, 2020, of the Warrant Shares upon exercise of the Warrants. In the United States, we are concurrently registering the Units and the Warrant Shares pursuant to our registration statement on Form F-10 (File No. 333-232313) declared effective by the SEC on August 12, 2019.

Purchaser’s Option

The Company also issued and granted the Purchaser’s Option to the Lead Purchaser. The Purchaser’s Option is exercisable at any time and from time to time, in the sole discretion of the Lead Purchaser, in whole or in part, to permit the Purchasers to purchase, in such proportion among them as the Lead Purchaser may determine, up to 4,056,795 Additional Units at the Offering Price per Unit. The Purchaser’s Option is exercisable for Additional Units at any time and from time to time until 8:00 a.m. (Eastern time) on March 16, 2020. The Agent is entitled to a cash commission equal to 6.0% of the proceeds upon the exercise of the Purchaser’s Option.

If the Purchaser’s Option is exercised in full, the aggregate gross proceeds of the Private Placement will be US$49,999,995.90, and the Agent will be paid an aggregate Agent’s Commission of US$2,999,999.75.

This Prospectus Supplement also qualifies the distribution of up to 4,056,795 Additional Units (and the 4,056,795 Additional Unit Shares and the 4,056,795 Additional Warrants comprising such Additional Units) to be sold by the Company upon the exercise of the Purchaser’s Option. A purchaser who acquires securities upon exercise of the Purchaser’s Option acquires those securities under this Prospectus Supplement and the accompanying Shelf Prospectus.

Price Stabilization and Passive Market Making

Pursuant to policy statements of certain securities regulators, the Agent may not, throughout the period of distribution, bid for or purchase Subordinate Voting Shares. The foregoing restriction is subject to certain exceptions including (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces (“UMIR”) administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities, (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of the distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities, or (iii) a bid or purchase to cover a short position entered into prior to the commencement of a prescribed restricted period. Consistent with these requirements, and in connection with this distribution, the Agent may effect transactions that stabilize or maintain the market price of the Subordinate Voting Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Agent at any time. The Agent may carry out these transactions on the CSE or the OTCQX, in the over-the-counter market or otherwise.

General Terms of the Agency Agreement

Under applicable securities laws in Canada, certain persons and individuals, including the Company and the Agent, have statutory liability for any misrepresentation in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated herein and therein by reference, subject to available defences. The Company has agreed to indemnify the Agent and its affiliates, directors, officers, employees and partners against certain liabilities including, without restriction, civil liabilities under applicable securities legislation in Canada, and to contribute to any payments that the Agent may be required to make in respect thereof.

Filing of Form S-3

The Company has agreed to file a registration statement on Form S-3 (and if not then available, Form S-1) registering the issuance of the Warrant Shares on exercise of the Warrants with the SEC under U.S. securities laws following March 16, 2020.

Standstill and Lock-Up Arrangements

Under the terms of the Agency Agreement, each of the Company and Mr. Kevin Murphy, the Company’s Chief Executive Officer has agreed, subject to certain limited exceptions, not to directly or indirectly offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Subordinate Voting Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Subordinate Voting Shares or other equity securities of the Company for a period of 90 days from February 10, 2020 (the “Lock-Up Period”), without the prior written consent of the Agent and the Lead Purchaser, such consent not to be unreasonably withheld, except, as applicable, in the case of the Company or the applicable person, in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Company and other share compensation arrangements in place as at the Closing Date; (ii) the exercise of outstanding warrants; (iii) obligations of the Company in respect of existing agreements (including, for greater certainty, conversion of the Company’s outstanding Proportionate Voting Shares); (iii) the issuance of securities by the Company in connection with acquisitions or credit facilities, in each case, disclosed in the Company’s public disclosure record on or prior to the Closing Date; (iv) the issuance and sale of the Additional Shares, Additional Warrants and the Warrant Shares, or (v) in the case of Mr. Murphy, in order to accept a bona fide take-over bid made to all securityholders of the Company or similar business combination transaction.

Pricing of the Offering

The Offering Price of the Special Warrants was determined based upon arm’s length negotiation between the Company and the Agent. Among the factors considered in determining the Offering Price were the following:

•	the market price of the Subordinate Voting Shares;

•	prevailing market conditions;

•	historical performance and capital structure of the Company;

•	estimates of the business potential and earnings prospects of the Company;

•	availability of comparable investments;

•	an overall assessment of management of the Company; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Stock Exchange Listing

The currently outstanding Subordinate Voting Shares, including the Unit Shares and the Warrant Shares, are listed on the CSE. There is currently no market through which the Warrants may be sold.

PRIOR SALES

The following table sets for the details regarding all issuances of Subordinate Voting Shares, including issuances of all securities convertible or exchangeable into Subordinate Voting Shares, during the 12-month period before the date of this Prospectus Supplement.

Date of Issue	Type of Security Issued	Number of Securities Issued/Granted	Price Per Security/Exercise Price (US$, unless otherwise noted)
3/7/2019	SVS(2)	250,000	N/A
3/12/2019	Acreage Options	3,200	10.76
3/12/2019	Acreage RSUs	117,900	17.49
3/18/2019	SVS(1)	157,903	N/A
3/20/2019	SVS(2)	154,194	N/A
3/25/2019	SVS	12,000	22.00
3/25/2019	SVS(1)	32,500	N/A
3/26/2019	SVS(4)	142,903	N/A
4/16/2019	SVS	6,225,221	20.45
4/20/2019	Warrants	4,000	25.00
4/22/2019	SVS	101,389	6.20
4/22/2019	SVS(2)	7,500	N/A
5/9/2019	SVS	82,000	19.99
5/9/2019	SVS(1)	9,120	N/A
5/17/2019	SVS(2)	129,032	N/A
5/21/2019	SVS(1)	4,103	N/A
5/23/2019	SVS(2)	30,000	N/A
6/1/2019	Acreage Options	451,900	11.63
6/1/2019	Acreage RSUs	168,728	17.06
6/3/2019	SVS(1)	7,127	N/A
6/11/2019	SVS(1)	51,908	N/A
6/12/2019	SVS(1)	153,109	N/A
6/12/2019	SVS(2)	161,290	N/A
6/19/2019	SVS(3)	56,974	N/A
6/20/2019	SVS(1)	62,793	N/A
6/27/2019	SVS	208,150	16.45
6/27/2019	Acreage RSUs	4,909,180	15.63
6/28/2019	SVS	382,641	15.81
7/11/2019	SVS(3)	1,415,268	N/A
7/11/2019	Acreage Options	248,627	8.72
7/11/2019	Acreage RSUs	177,984	13.17
7/11/2019	SVS(1)	16,526	N/A
7/12/2019	SVS	260,940	12.85
7/29/2019	SVS(1)	21,758	N/A
7/31/2019	Acreage RSUs	1,927,842	12.09
8/22/2019	SVS(1)	16,632	N/A
9/3/2019	SVS(1)	33,613	N/A
9/11/2019	SVS(2)	20,000	N/A
9/18/2019	SVS(1)	128,409	N/A
9/19/2019	SVS(2)	20,000	N/A
9/30/2019	SVS(1)	35,685	N/A
10/1/2019	Acreage Options	763,664	4.75
10/1/2019	Acreage RSUs	542,520	7.23
10/7/2019	SVS(3)	112,182	N/A
10/7/2019	SVS	22,184	7.05
10/8/2019	SVS(1)	1,267	N/A
10/11/2019	SVS(1)	8,825	N/A
10/14/2019	SVS(2)	142,500	N/A
10/21/2019	SVS(1)	5,300	N/A

Date of Issue	Type of Security Issued	Number of Securities Issued/Granted	Price Per Security/Exercise Price (US$, unless otherwise noted)
10/23/2019	SVS(1)	20,167	N/A
10/28/2019	SVS(1)	2,353	N/A
10/29/2019	SVS(1)	10,208	N/A
11/4/2019	Acreage RSUs	25,721	5.54
11/4/2019	SVS(1)	9,901	N/A
11/8/2019	SVS(1)	10,389	N/A
11/11/2019	SVS(2)	40,322	N/A
11/13/2019	SVS(1)	2,559	N/A
11/19/2019	SVS(1)	358,838	N/A
11/20/2019	SVS(2)	6,461	N/A
11/21/2019	SVS(1)	8,121	N/A
12/5/2019	SVS(1)	1,223	N/A
12/16/2019	SVS(1)	93,749	N/A
12/18/2019	SVS(1)	101,297	N/A
12/24/2019	SVS(1)	23,908	N/A
1/2/2020	SVS(1)	3,731	N/A
1/3/2020	Acreage Options	190,931	3.79
1/3/2020	Acreage RSUs	530,846	5.75
1/6/2020	SVS(1)	522	N/A
1/8/2020	SVS(2)	8,064	N/A
1/13/2020	SVS(1)	9,077	N/A
1/13/2020	SVS(2)	30,000	N/A
1/14/2020	SVS(1)	468	N/A
1/16/2020	SVS(2)	20,000	N/A
1/17/2020	SVS(1)	1,818	N/A
1/20/2020	SVS(1)	6,454	N/A
1/22/2020	SVS(1)	9,403	N/A
1/27/2020	SVS(1)	625	N/A
1/28/2020	SVS(1)	5,953	N/A
1/31/2020	SVS(1)	731	N/A
2/6/2020	SVS(1)	2,742	N/A
2/10/2020	Special Warrants	6,085,192	4.93
2/14/2020	SVS(1)	1,459	N/A
2/17/2020	SVS(1)	2,612	N/A
2/19/2020	SVS(1)	10,907	N/A
2/20/2020	SVS(1)	2,742	N/A
2/20/2020	Acreage RSUs	1,504,618	5.18

Notes:

(1)	Issued upon the vesting of Acreage RSUs
(2)	Issued upon the conversion of USCo2 units
(3)	Issued upon the conversion of HSCP, LLC C-1 units
(4)	Issued upon the conversion of HSCP, LLC Common units

TRADING PRICE AND VOLUME

The Subordinate Voting Shares are currently listed on the CSE under the trading symbol “ACRG.U”. The outstanding Proportionate Voting Shares and Multiple Voting Shares are not quoted or listed for trading on a marketplace. The following table sets forth, for the 12-month period prior to the date of this Prospectus Supplement, the reported high and low prices and the aggregate volume of trading of the Subordinate Voting Shares:

Month	High	Low	Total Volume
February 1-24, 2020	$6.16	$4.50	2,169,053
January 2020	$7.08	$5.18	3,272,927
December 2019	$7.08	$5.02	2,412,140
November 2019	$6.90	$3.88	4,753,420
October 2019	$7.86	$5.41	3,794,287
September 2019	$9.24	$7.02	3,464,846
August 2019	$12.51	$7.25	2,602,970
July 2019	$16.50	$11.70	2,690,676
June 2019	$20.35	$16.41	2,411,299
May 2019	$24.22	$18.02	3,582,322
April 2019	$28.30	$19.59	4,663,128
March 2019	$23.20	$16.01	3,675,026
February 2019	$24.75	$18.49	2,710,987

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of DLA Piper (Canada) LLP, counsel to the Company, and Fasken Martineau DuMoulin LLP, counsel to the Agent, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to an investor who, as beneficial owner, acquires Unit Shares and Warrants upon the deemed exercise of the Special Warrants or acquires Additional Units pursuant to the Offering and who at all relevant times, for purposes of the Tax Act holds the Unit Shares and Warrants, and any Warrant Shares received on the exercise of Warrants, as capital property and deals at arm’s length with the Company and the Agent and is not affiliated with the Company or the Agent (a “Holder”). For purposes of this summary, references to Subordinate Voting Shares include Unit Shares and Warrant Shares unless otherwise indicated. Generally, the Subordinate Voting Shares and Warrants will be considered to be capital property to a Holder unless they are held or acquired in the course of carrying on a business of trading in or dealing in securities or as part of an adventure or concern in the nature of trade.

This summary is based on the facts set out in this Prospectus Supplement, the current provisions of the Tax Act (including the regulations thereunder), all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) (“Tax Proposals”) before the date of this Prospectus Supplement, the current published administrative policies and assessing practices of the Canada Revenue Agency and the Canada - United States Tax Convention (1980), as amended (the “Treaty”). No assurance can be made that the Tax Proposals will be enacted in the form proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation concerning the tax consequences to any particular Holder or prospective Holder are made. This summary does not address the deductibility of interest on any funds borrowed by a Holder to purchase Special Warrants or Additional Units. Accordingly, prospective Holders should consult their own tax advisors with respect to an investment in the Offering having regard to their particular circumstances.

Allocation of Cost

The total purchase price of a Unit to a Holder must be allocated on a reasonable basis between the Unit Share and the Warrant to determine the cost of each to the Holder for purposes of the Tax Act. The Company’s allocation of purchase price for its purposes is not binding on the Canada Revenue Agency or the Holder. Counsel to each of the Company and the Agent express no opinion with respect to the Company’s proposed allocation. The Holder's adjusted cost base of the Unit Share comprising a part of each Unit will be determined by averaging the cost of the Unit Share with the adjusted cost base to the Holder of all Subordinate Voting Shares owned by the Holder as capital property immediately prior to such acquisition.

Exercise of Warrants

No gain or loss will be realized by a Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Holder’s adjusted cost base of such Warrant and the exercise price paid for the Warrant Share. The Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base to the Holder of all Subordinate Voting Shares owned by the Holder as capital property immediately prior to such acquisition.

Holders Resident in Canada

This portion of the summary applies to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada (a “Resident Holder”). Resident Holders whose Subordinate Voting Shares do not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Subordinate Voting Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This election does not apply to the Warrants. Resident Holders should consult their own tax advisors with respect to whether the election is available and advisable in their particular circumstances.

This summary is not applicable to: (a) a Resident Holder that is a “financial institution”, as defined in the Tax Act for purposes of the mark-to-market rules, (b) a Resident Holder an interest in which would be a “tax shelter investment” as defined in the Tax Act, (c) a Resident Holder that is a “specified financial institution” as defined in the Tax Act, or (d) a Resident Holder which has made an election under the Tax Act to determine its Canadian tax results in a foreign currency. This summary does not apply to a Resident Holder who has entered or will enter into a “derivative forward agreement” under the Tax Act with respect to the Subordinate Voting Shares or Warrants. This summary does not address the possible application of the “foreign affiliate dumping” rules that may be applicable to a Resident Holder that is a corporation resident in Canada (for the purposes of the Tax Act) and is, or becomes, or does not deal at arm’s length with a corporation resident in Canada that is, or that becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Unit Shares, controlled by a non-resident corporation, individual, trust or a group of any combination of non-resident individuals, trusts, and/or corporations who do not deal with each other at arm’s length for purposes of the rules in section 212.3 of the Tax Act. Any such Resident Holder to which this summary does not apply should consult its own tax advisor with respect to the tax consequences of the Offering.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Subordinate Voting Shares and Warrants (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian Dollars. Amounts denominated in any other currency must be converted into Canadian Dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

Expiry of Warrants

In the event of the expiry of an unexercised Warrant, a Resident Holder generally will realize a capital loss equal to the Resident Holder’s adjusted cost base of such Warrant. The tax treatment of capital gains and capital losses is discussed in greater detail below under “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

Dividends on Subordinate Voting Shares

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on the Subordinate Voting Shares will be included in computing the Resident Holder’s income and will be subject to the gross-up and dividend tax credit rules that apply to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by the Company, any such dividend will be treated as an “eligible dividend” for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. There may be limitations on the Company’s ability to designate dividends and deemed dividends as eligible dividends.

Dividends received or deemed to be received on the Subordinate Voting Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Subordinate Voting Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

A Resident Holder may be subject to United States withholding tax on dividends received on the Subordinate Voting Shares (see “Certain U.S. Federal Income Tax Considerations”). Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the Subordinate Voting Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the Subordinate Voting Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the Subordinate Voting Shares.

Dispositions of Subordinate Voting Shares and Warrants

Upon a disposition or deemed disposition of a Subordinate Voting Share or Warrant (other than upon an exercise or expiry of a Warrant), a capital gain (or loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of such security to the Resident Holder immediately before the disposition and any reasonable costs of disposition. The adjusted cost base of a Subordinate Voting Share or Warrant to a Resident Holder will be determined in accordance with the Tax Act by averaging the cost to the Resident Holder of a Subordinate Voting Share or Warrant, as applicable, with the adjusted cost base of all other Subordinate Voting Shares or Warrants, as applicable, held by the Resident Holder as capital property. Such capital gain (or capital loss) will be subject to the treatment described below under “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

One-half of a capital gain (a “taxable capital gain”) must be included in a Resident Holder’s income. One-half of a capital loss (an “allowable capital loss”) will generally be deductible by a Resident Holder against taxable capital gains realized in that year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year (against taxable capital gains realized in such years) to the extent and under the circumstances described in the Tax Act. If the Resident Holder is a corporation, any such capital loss realized on the sale of shares may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on such shares. Analogous rules apply to a partnership or certain trusts of which a corporation is a member or beneficiary. Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to alternative minimum tax depending on the Resident Holder’s circumstances. A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on certain investment income, including an amount in respect of a taxable capital gain arising from the disposition of Subordinate Voting Shares or Warrants.

Non-Resident Holders

This section of the summary applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is not, and is not deemed to be, resident in Canada, and does not use or hold, and is not deemed to use or hold, the Subordinate Voting Shares or Warrants in the course of carrying on a business in Canada (a “Non-Resident Holder”). This section does not apply to an insurer who carries on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Dividends on Subordinate Voting Shares

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on the Subordinate Voting Shares will be subject to Canadian withholding tax. The Tax Act imposes withholding tax at a rate of 25% on the gross amount of the dividend, although such rate may be reduced by virtue of an applicable tax treaty. For example, under the Treaty, where dividends on the Subordinate Voting Shares are considered to be paid to a Non-Resident Holder that is the beneficial owner of the dividends and is a U.S. resident for the purposes of, and is entitled to all of the benefits of, the Treaty, the applicable rate of Canadian withholding tax is generally reduced to 15%. The Company will be required to withhold the applicable withholding tax from any dividend and remit it to the Canadian government for the Non-Resident Holder’s account.

Dispositions of Unit Shares and Warrants

A Non-Resident Holder who disposes of or is deemed to have disposed of a Subordinate Voting Share or Warrant will not be subject to income tax under the Tax Act unless the Unit Share or Warrant is, or is deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.

Generally, provided that the Subordinate Voting Shares are, at the time of disposition, listed on a “designated stock exchange” (which currently includes the CSE), the Unit Shares and Warrants will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period immediately preceding the disposition the following two conditions were met: (i) 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived, directly or indirectly, from one or any combination of: (a) real or immovable property situated in Canada, (b) Canadian resource property (as defined in the Tax Act), (c) timber resource property (as defined in the Tax Act) or (d) options in respect of, or interests in any of, the foregoing property, whether or not such property exists. Notwithstanding the foregoing, the Subordinate Voting Shares may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act in certain circumstances. Non-Resident Holders for whom the Unit Shares or Warrants are, or may be, taxable Canadian property should consult their own tax advisors.

In the event that a Unit Share or Warrant constitutes taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax treaty or convention, the income tax consequences discussed above for Resident Holders under “Dispositions of Unit Shares and Warrants” will generally apply to the Non-Resident Holder. Non-Resident Holders should consult their own tax advisor in this regard.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of Unit Shares and Warrants that are applicable to U.S. Holders and certain Non-U.S. Holders (as defined below), that acquire the Units pursuant to the Offering. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative pronouncements or practices and judicial decisions, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This discussion is not binding on the IRS. No ruling has been or will be sought or obtained from the IRS with respect to any of the U.S. federal tax consequences discussed herein. There can be no assurance that the IRS will not challenge any of the conclusions described herein or that a U.S. court will not sustain such a challenge. This summary assumes that the Unit Shares are held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), in the hands of a shareholder at all relevant times and the Warrant Shares to be issued upon the exercise of the Warrants would be capital assets within the meaning of Section 1221 of the Code.

This summary does not address U.S. federal income tax consequences to holders subject to special rules, including holders that (i) are banks, financial institutions, or insurance companies; (ii) are regulated investment companies or real estate investment trusts; (iii) are brokers, dealers, or traders in securities or currencies; (iv) are tax-exempt organizations; (v) hold the Unit Shares or Warrants as part of hedges, straddles, constructive sales, conversion transactions, or other integrated investments; (vi) acquire the Unit Shares or Warrants as compensation for services or through the exercise or cancellation of employee stock options or warrants; (vii) have a functional currency other than the U.S. dollar; (viii) own or have owned directly, indirectly, or constructively 10% or more of the voting power or value of the Company; or (ix) are U.S. expatriates. In addition, this discussion does not address any U.S. federal estate, gift, or other non-income tax, or any state, local, or non-U.S. tax consequences of the ownership and disposition of the Unit Shares or Warrants or the impact of the alternative minimum tax or the Medicare contribution tax on net investment income.

If an entity classified as a partnership for U.S. federal income tax purposes holds the Unit Shares or Warrants, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of such partner and on the activities of the partner and the partnership. A person that is a partner of an entity classified as a partnership for U.S. federal income tax purposes where such entity holds the Unit Shares or Warrants is urged to consult its tax advisor.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF UNIT SHARES OR WARRANTS.

U.S. Holders

The discussion in this section is addressed to a holder of Units acquired pursuant to the Offering that is a “U.S. Holder” for U.S. federal income tax purposes. As used herein, “U.S. Holder” means a beneficial owner of the Units that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof, including any State thereof and the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust that (a) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Tax Classification of the Company as a U.S. Domestic Corporation

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, the Company, which is incorporated under the laws of Canada, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. However, Section 7874 of the Code, provides an exception to this general rule, under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

Under Section 7874, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliated group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and tax residence relative to the expanded affiliated group’s worldwide activities; and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “80% ownership test”).

For purposes of Section 7874, the Company believes that the three conditions described above have been met by reason of the RTO, and the Company has taken the position that it is treated as a U.S. domestic corporation for U.S. federal income tax purposes. A number of significant and complicated U.S. federal income tax consequences may result from such classification, and this summary does not attempt to describe all such U.S. federal income tax consequences. Section 7874 of the Code and the Treasury Regulations promulgated thereunder do not address all the possible tax consequences that arise from the Company being treated as a U.S. domestic corporation for U.S. federal income tax purposes. Accordingly, there may be additional or unforeseen U.S. federal income tax consequences to the Company that are not discussed in this summary.

Generally, the Company will be subject to U.S. federal income tax on its worldwide taxable income (regardless of whether such income is “U.S. source” or “foreign source”) and will be required to file a U.S. federal income tax return annually with the IRS. The Company is subject to tax in Canada. It is unclear how the foreign tax credit rules under the Code will operate in certain circumstances, given the treatment of the Company as a U.S. domestic corporation for U.S. federal income tax purposes and the taxation of the Company in Canada. Accordingly, it is possible that the Company will be subject to double taxation with respect to all or part of its taxable income. It is anticipated that such U.S. and Canadian tax treatment will continue indefinitely and that the Unit Shares will be treated indefinitely as shares in a U.S. domestic corporation for U.S. federal income tax purposes, notwithstanding future transfers.

Tax Considerations for U.S. Holders

Allocation of Offering Price

Because the components of a Unit are immediately separable, the purchaser of a Unit generally will be treated, for U.S. federal income tax purposes, as the owner of the underlying Unit Share and Warrant components of the Unit. For U.S. federal income tax purposes, each purchaser of a Unit generally must allocate the purchase price of a Unit between the Unit Share and the Warrant that comprise the Unit based on the relative fair market value of each at the time of issuance. The Company’s allocation of purchase price for its purposes is not binding on the IRS or the U.S. Holder. Counsel to each of the Company and the Agent express no opinion with respect to the Company’s proposed allocation.

The price allocated to each Unit Share and Warrant generally will be the holder’s tax basis in such Unit Share or Warrant, as the case may be. Each U.S. Holder is advised to consult its own tax advisor regarding the risks associated with an investment in a Unit (including alternative characterizations of a Unit) and regarding an allocation of the purchase price between the Unit Share and the Warrant that comprise a Unit. The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.

Exercise, Sale, Redemption or Expiration of Warrant

Generally, no U.S. federal income tax will be imposed upon the U.S. Holder of a Warrant upon exercise of such Warrant to acquire Warrant Shares. A U.S. Holder’s tax basis in a Warrant will generally be the amount of the purchase price that is allocated to the Warrant as described above under the heading “Allocation of Offering Price.” Upon exercise of a Warrant, the tax basis of the Warrant Shares acquired thereby would be equal to the sum of the tax basis of the Warrant in the hands of the U.S. Holder plus the exercise price paid, and the holding period of the Warrant Shares would begin on the date that the Warrant is exercised.

In general, if you are a U.S. Holder of a Warrant, you will recognize gain or loss upon the sale or other taxable disposition of the Warrant (provided that the Warrant Shares to be issued on the exercise of such Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder) in an amount equal to the difference between the amount realized on the sale and your adjusted tax basis in the Warrant. If a Warrant lapses without exercise, the U.S. Holder will generally realize a capital loss equal to its tax basis in the Warrant.

Prospective U.S. Holders should consult their tax advisors regarding the tax consequences of acquiring, holding, exercising and disposing of Warrants.

Distributions

The Company does not anticipate declaring or paying dividends to holders of Unit Shares in the foreseeable future. However, if the Company decides to make any such distributions, such distributions with respect to Unit Shares will be taxable as dividend income when paid to the extent of the Company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to the Company’s Unit Shares exceeds its current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Unit Shares, and thereafter as a capital gain which will be a long-term capital gain if the U.S. Holder has held such stock at the time of the distribution for more than one year. Distributions on the Company’s Unit Shares constituting dividend income paid to U.S. Holders that are U.S. corporations may qualify for the dividends received deduction, subject to various limitations. Distributions on Company’s Unit Shares constituting dividend income paid to U.S. Holders that are individuals may qualify for the reduced rates applicable to qualified dividend income.

Sale or Redemption

A U.S. Holder will generally recognize capital gain or loss on a sale, exchange, redemption (other than a redemption that is treated as a dividend) or other disposition of the Company’s Unit Shares equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in the shares so disposed. Such capital gain or loss will be a long-term capital gain or loss if the U.S. Holder’s holding period for the shares disposed of exceeds one year at the time of disposition. Long-term capital gains of non-corporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses by individuals and corporations is subject to limitations.

Foreign Tax Credit Limitations

Because the Company is subject to tax both as a U.S. domestic corporation and as a Canadian corporation, a U.S. Holder may pay, through withholding, Canadian tax, as well as U.S. federal income tax, with respect to dividends paid on its Unit Shares. For U.S. federal income tax purposes, a U.S. Holder may elect for any taxable year to receive either a credit or a deduction for all foreign income taxes paid by the holder during the year. Complex limitations apply to the foreign tax credit, including a general limitation that the credit cannot exceed the proportionate share of a taxpayer’s U.S. federal income tax that the taxpayer’s foreign source taxable income bears to the taxpayer’s worldwide taxable income. In applying this limitation, items of income and deduction must be classified, under complex rules, as either foreign source or U.S. source. The status of the Company as a U.S. domestic corporation for U.S. federal income tax purposes will cause dividends paid by the Company to be treated as U.S. source rather than foreign source income for this purpose. As a result, a foreign tax credit may be unavailable for any Canadian tax paid on dividends received from the Company. Similarly, to the extent a sale or disposition of the Unit Shares or Warrants by a U.S. Holder results in Canadian tax payable by the U.S. Holder (for example, because the Unit Shares or Warrants constitute taxable Canadian property within the meaning of the Tax Act), a U.S. foreign tax credit may be unavailable to the U.S. Holder for such Canadian tax. In each case, however, the U.S. Holder should be able to take a deduction for the U.S. Holder’s Canadian tax paid, provided that the U.S. Holder has not elected to credit other foreign taxes during the same taxable year. The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding these rules.

Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or the amount of proceeds paid in foreign currency on the sale, exchange or other taxable disposition of Unit Shares or Warrants, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of Unit Shares or Warrants payable to a U.S. Holder that is not an exempt recipient, such as a corporation. Certain U.S. Holders may be subject to backup withholding with respect to the payment of dividends on the Unit Shares and to certain payments of proceeds on the sale or redemption of Unit Shares or Warrants unless such U.S. Holders provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under the backup withholding rules from a payment to a U.S. Holder is allowable as a credit against such U.S. Holder’s U.S. federal income tax, which may entitle the U.S. Holder to a refund, provided that the U.S. Holder timely provides the required information to the IRS. Moreover, certain penalties may be imposed by the IRS on a U.S. Holder who is required to furnish information but does not do so in the proper manner. U.S. Holders should consult their tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury Regulations.

Non-U.S. Holders

The discussion in this section is addressed to holders of the Company’s Unit Shares and Warrants that are “Non-U.S. Holders” that do not hold Unit Shares or Warrants in connection with the conduct of a trade or business in the United States. For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of the Company’s Unit Shares or Warrants that is neither a “U.S. Holder” nor an entity treated as a partnership for U.S. federal income tax purposes.

Tax Considerations for Non-U.S. Holders

Allocation of Offering Price

Because the components of a Unit are immediately separable, the purchaser of a Unit generally will be treated, for U.S. federal income tax purposes, as the owner of the underlying Unit Share and Warrant components of the Unit. For U.S. federal income tax purposes, each purchaser of a Unit generally must allocate the purchase price of a Unit between the Unit Share and the Warrant that comprise the Unit based on the relative fair market value of each at the time of issuance. The Company’s allocation of purchase price for its purposes is not binding on the IRS or the U.S. Holder. Counsel to each of the Company and the Agent express no opinion with respect to the Company’s proposed allocation.

The price allocated to each Unit Share and Warrant generally will be the holder’s tax basis in such Unit Share or Warrant, as the case may be. Each Non-U.S. Holder is advised to consult its own tax advisor regarding the risks associated with an investment in a Unit (including alternative characterizations of a Unit) and regarding an allocation of the purchase price between the Unit Share and the Warrant that comprise a Unit. The balance of this discussion assumes that the characterization of the Units described above is respected for U.S. federal income tax purposes.

Exercise, Sale or Redemption of Warrant

Generally, no U.S. federal income tax will be imposed upon the Non-U.S. Holder of a Warrant upon exercise of such Warrant to acquire Warrant Shares. A Non-U.S. Holder’s tax basis in a Warrant will generally be the amount of the purchase price that is allocated to the Warrant as described above under the heading “Allocation of Offering Price.” Upon exercise of a Warrant, the tax basis of the Warrant Shares acquired thereby would be equal to the sum of the tax basis of the Warrant in the hands of the Non-U.S. Holder plus the exercise price paid, and the holding period of the Warrant Shares would begin on the date that the Warrant is exercised.

In general, if you are a Non-U.S. Holder of a Warrant, the tax consequences of the sale or redemption of a Warrant should be the same as described below under “Non-U.S. Holders — Sale or Redemption” related to the sale or redemption of Unit Shares.

Prospective Non-U.S. Holders should consult their tax advisors regarding the tax consequences of acquiring, holding, exercising and disposing of Warrants.

Distributions

Generally, distributions treated as dividends as described above under “U.S. Holders — Distributions” paid to a Non-U.S. Holder of the Company’s Unit Shares will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E, or other applicable documentation, certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation for a reduced treaty rate, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Sale or Redemption

Subject to the discussions below under “Non-U.S. Holders – Information Reporting and Backup Withholding” and “Additional Withholding Tax on Payments Made to Foreign Accounts”, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of the Company’s Unit Shares unless:

•	the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	Unit Shares constitutes a U.S. real property interest, or USRPI, by reason of Company’s status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the second bullet point above, the Company believes it currently is not, and does not anticipate becoming, a USRPHC. Because the determination of whether the Company is a USRPHC depends, however, on the fair market value of Company’s USRPIs relative to the fair market value of the Company’s non-U.S. real property interests and other business assets, there can be no assurance the Company currently is not a USRPHC or will not become one in the future. Even if the Company is or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of the Company’s Unit Shares will not be subject to U.S. federal income tax if the Unit Shares are “regularly traded”, as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of the Unit Shares throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Withholding

Payments of dividends on the Company’s Unit Shares will not be subject to withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN or W-8BEN-E, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on the Company’s Unit Shares paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of the Company’s Unit Shares or Warrants within the United States or conducted through certain U.S.-related brokers generally will not be subject to withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of Unit Shares or Warrants conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Withholding is not an additional tax. Any amounts withheld under the withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, the Company’s Unit Shares paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners”, as defined in the Code, or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on the Company’s Unit Shares. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in Units.

ELIGIBILITY FOR INVESTMENT

In the opinion of DLA Piper (Canada) LLP, counsel to the Company, and Fasken Martineau DuMoulin LLP, counsel to the Agent, based on the current provisions of the Tax Act, the Unit Shares, Warrants, and Warrant Shares, if issued on the date hereof, would be qualified investments for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account (collectively referred to as “Registered Plans”) and a deferred profit sharing plan (“DPSP”), provided that:

(a)       in the case of Unit Shares and Warrant Shares, the Unit Shares or Warrant Shares (as applicable) are listed on a designated stock exchange in Canada for the purposes of the Tax Act (which currently includes the CSE) or the Company otherwise qualifies as a “public corporation” (as defined in the Tax Act); and

(b)       in the case of the Warrants, the Warrant Shares are qualified investments as described in (a) above and the Company is not, and deals at arm’s length with each person who is, an annuitant, a beneficiary, an employer or a subscriber under or a holder of such Registered Plan or DPSP.

Notwithstanding the foregoing, the holder of, or annuitant or subscriber under, a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Unit Shares, Warrant Shares or Warrants held in the Registered Plan if such securities are a “prohibited investment” for the particular Registered Plan. A Unit Share or Warrant Share or Warrant generally will be a “prohibited investment” for a Registered Plan if the Controlling Individual does not deal at arm’s length with the Company for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Company. A Unit Share or Warrant Share will not be a “prohibited investment” if it is “excluded property” (as defined in subsection 207.01(1) of the Tax Act).

Purchasers who intend to hold Unit Shares, Warrants or Warrant Shares through a Registered Plan or DPSP should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

RISK FACTORS

Purchasers should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus Supplement, including those risks identified and discussed under the heading “Risk Factors” in the Annual Information Form, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

Before making an investment decision, Purchasers acquiring Units and Warrant Shares should carefully consider the information described in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein. The Company cannot assure an investor that it will successfully address any or all of these risks.

Prospective investors should carefully consider the risks below and in the other information elsewhere in this Prospectus Supplement and the Shelf Prospectus and documents incorporated by reference herein and therein and consult with their professional advisors to assess any investment in the Units. The occurrence of any of these risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. In these circumstances, the market price of the Subordinate Voting Shares could decline, and you may lose all or part of your investment. These risks are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. Investors should also refer to the other information set forth or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus. This Prospectus Supplement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors. See also the section titled “Cautionary Note Regarding Forward-Looking Information”.

Risks Related to the Offered Securities

Return on Investment is not Guaranteed

There is no guarantee that an investment in the Offered Securities will provide any positive return in the short term or long term. An investment in the Offered Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Offered Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their investment.

Discretion in Use of Proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Units and Additional Units (if any) under this Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Subordinate Voting Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

Management will have discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditure. As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering. Management may use the net proceeds of the Offering other than as described under the heading ’’Use of Proceeds’’ if they believe it would be in the Company’s best interest to do so and in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company’s results of operations may suffer.

Dilution of Subordinate Voting Shares

If the Company raises additional financing through the issuance of Subordinate Voting Shares (including securities convertible or exchangeable into Subordinate Voting Shares) or completes an acquisition or merger by issuing additional Subordinate Voting Shares, such issuance may substantially dilute the interests of holders of Subordinate Voting Shares and reduce the value of their investment. The Articles of the Company permit the issuance of an unlimited number of Subordinate Voting Shares, and Acreage shareholders will have no pre-emptive rights in connection with a future issuance. The Board has the discretion to determine the price and the terms of issue of future issuances. The market price of the Subordinate Voting Shares could decline as a result of issuances of new shares or sales by shareholders of Subordinate Voting Shares in the market or the perception that such sales could occur. Sales by shareholders of the Company might also make it more difficult for the Company itself to sell Subordinate Voting Shares at a time and price that it deems appropriate.

Volatile Market Price of the Subordinate Voting Shares

The market price of the Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Subordinate Voting Shares to sell their securities at an advantageous price. Market price fluctuations in the Subordinate Voting Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Subordinate Voting Shares.

Financial markets historically at times have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Subordinate Voting Shares may be materially adversely affected.

No Market for Warrants

There is currently no market through which the Warrants (including the Additional Warrants) may be sold and the Warrants will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell the Warrants acquired under this Prospectus Supplement. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices and the liquidity of these securities. There can be no assurance that an active trading market for the Warrants will develop or, if developed, that any such market will be sustained.

The Company’s Credit Agreements Contain Restrictive Covenants

The Institutional Credit Agreement contains, and the Poppins Credit Agreement is anticipated to contain, restrictive covenants that limit the discretion of management with respect to certain limited matters. These covenants will place restrictions on, among other things, the operation of the business of the Institutional Borrower and the Poppins Borrower, restrictions related to the IP Security and covenants designed to protect the value of the Secured Assets for the Poppins Lender. In addition, the Institutional Credit Agreement contains a financial covenant that requires the Poppins Borrower to maintain a minimum balance in the Restricted Account. A failure to comply with these terms could result in an event of default which, if not cured or waived, could result in accelerated repayment and may have a material and adverse consequence on the business, operations or financial condition of Acreage, on a consolidated basis.

The Arrangement Agreement Contains Restrictive Covenants

The Arrangement Agreement contains restrictive covenants that may potentially impair the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, the ability of the Company to make any material change to the nature of its business, to pay distributions or make certain other payments, to create liens or encumbrances not permitted by the Arrangement Agreement and to sell or otherwise dispose of certain assets. A failure to comply with these terms, if not cured or waived, could result in a breach of the Arrangement Agreement.

The Exchange Ratio may be decreased in certain instances

There is a fixed maximum number of common shares in the capital of Canopy Growth (the “Canopy Growth Shares”) to be issued in connection with the Acquisition. The Company shall require the prior written consent of the Lead Purchaser prior to issuing more Company Shares than the permitted threshold under the Arrangement Agreement. In addition, in the event that the Company issues more Company Shares than the permitted threshold under the Arrangement Agreement or if the Company or any of its subsidiaries is required to make a payout over US$20,000,000 in order to either (i) settle, (ii) satisfy a judgment, or (iii) acquire the disputed minority non-controlling interest, in connection with the claim filed by EPMMNY LLC against certain subsidiaries of the Company, the Exchange Ratio will be automatically reduced. Any such reduction of the Exchange Ratio will result in the shareholders of the Company receiving fewer Canopy Growth Shares upon completion of the Acquisition.

Failure to Consummate the Company’s Credit Facilities

There is no guarantee that the Company will enter into the Poppins Credit Agreement or, if it is entered into, that it will be on the terms that are materially the same as disclosed in this Prospectus Supplement or as set forth in the Poppins Term Sheets. The failure to enter into the Poppins Credit Agreement or close the Poppins Credit Facility, or the entering into of the Poppins Credit Agreement on terms materially less favourable to the Company than as set forth in the Poppins Term Sheets, will impair the Company’s ability to draw on the Institutional Credit Facility.

If the transactions contemplated under the Institutional Credit Agreement and the Poppins Credit Agreement (as anticipated herein) are not completed, or if the Company fails to enter into the Poppins Credit Agreement or the Company fails to enter into the Poppins Credit Agreement on the same terms as described herein and in the Poppins Term Sheets, the ongoing business of the Company may be materially and adversely affected and, without realizing any of the benefits of having completed the transactions, the Company will be subject to a number of risks, including the following:

•	Acreage will be required to pay certain costs relating to the transactions, including legal, accounting, investment banking, filing, and other fees and mailing, financial printing and other expenses, whether or not the transactions contemplated under the Credit Agreements are completed;

•	the current price of the Subordinate Voting Shares may reflect a market assumption that the transactions contemplated under the Credit Agreements will occur, meaning that a failure to complete the transactions could result in a material decline in the price of the Subordinate Voting Shares; and

•	Acreage may experience negative reactions from its customers, regulators and employees.

If the transactions contemplated under the Credit Agreements described herein are not completed, these risks may materialize and may materially and adversely affect Acreage’s business, financial results and share price and could result in the delay or indefinite postponement of the Company’s current business objectives or the Company ceasing to carry on business. See “Securing Additional Financing” and “Sufficiency of Capital”.

Securing Additional Financing

The continued development of the Company’s business will require additional financing in addition to the net proceeds anticipated to be derived from exercise of the Purchaser’s Option and closing of the Credit Facilities. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company. See “Ability to Access Public and Private Capital”. Additionally, the Company is restricted in its ability to issue additional Subordinate Voting Shares or securities convertibles into or exchangeable for Subordinate Voting Shares for a period of 90 days following the Closing Date. See “Plan of Distribution - Standstill and Lock-up Arrangements”. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may increase the Company’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may also contain provisions which, if breached, may entitle lenders or their agents to accelerate repayment of loans and/or realize upon security over the assets of the Company, and there is no assurance that the Company would be able to repay such loans in such an event or prevent the enforcement of security granted pursuant to such debt financing. The Company will require additional financing to fund its operations until positive cash flow is achieved. See “Negative Cash Flow from Operations” and “Sufficiency of Capital”.

Negative Cash Flow from Operations

During the nine months ended September 30, 2019, the Company sustained net losses from operations and had negative cash flow from operating activities. The Company’s cash and cash equivalents as at September 30, 2019 was approximately US$37,000,000. As at September 30, 2019, the Company’s working capital was approximately US$71,000,000. As at the date hereof, the Company has negative working capital. Although the Company anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, certain of the proceeds from the Offering may be used to fund such negative cash flow from operating activities. See “Sufficiency of Capital”.

Sufficiency of Capital

Should the Company’s costs and expenses prove to be greater than currently anticipated, or should the Company change its current business plan in a manner that will increase or accelerate its anticipated costs and expenses, the depletion of its working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as its current cash and working capital resources are depleted, the Company will seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts or licenses, funding from joint-venture or strategic partners, debt financing or short-term loans, or a combination of the foregoing. The Company may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. Other than the Credit Facilities, the Company does not currently have any binding commitments for, or readily available sources of, additional financing. The Company cannot guarantee that it will be able to secure the additional cash or working capital it may require to continue our operations. Failure by the Company to obtain additional cash or working capital on a timely basis and in sufficient amounts to fund its operations or to make other satisfactory arrangements may cause the Company to delay or indefinitely postpone certain of its activities, including potential acquisitions, or to reduce or delay capital expenditures, sell material assets, seek additional capital (if available) or seek compromise arrangements with its creditors. The foregoing could materially and adversely impact the business, operations, financial condition and results of operations of the Company.

Risks Related to the United States Regulatory System

The Company’s business activities, while compliant with applicable state and local U.S. law, are illegal under U.S. federal law

Cannabis is illegal under U.S. federal law. In those states in which the use of cannabis has been legalized, its use remains a violation of federal law pursuant to the CSA. The CSA classifies cannabis as a Schedule I controlled substance, and as such, medical and recreational cannabis use is illegal under U.S. federal law. Unless and until Congress amends the CSA with respect to cannabis (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law. If that occurs, the subsidiaries or other entities in which the Company may have an interest from time to time may be deemed to be producing, cultivating or dispensing cannabis and drug paraphernalia in violation of federal law, or the Company may be deemed to be facilitating the selling or distribution of cannabis and drug paraphernalia in violation of federal law with respect to the Company’s investment in the subsidiaries. Since federal law criminalizing the use of cannabis pre-empts state laws that legalize its use, enforcement of federal law regarding cannabis is a significant risk, and would greatly harm the Company’s business, prospects, results of operation, and financial condition.

The activities of the Company’s subsidiaries are, and will continue to be, subject to evolving regulation by governmental authorities. The subsidiaries are directly or indirectly engaged in the medical and recreational cannabis industry in the U.S. where local state law permits such activities. The legality of the production, cultivation, extraction, distribution, retail sales, transportation and use of cannabis differs among North American jurisdictions, as well as between states in the U.S. Due to the current regulatory environment in the U.S., new risks may emerge, and management may not be able to predict all such risks.

There are 33 states of the U.S., in addition to Washington D.C., Puerto Rico, the U.S. Virgin Islands, the Northern Mariana Islands and Guam, that have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis in connection with medical treatment. In addition, as of the date of this Prospectus Supplement, Alaska, California, Colorado, Maine, Massachusetts, Michigan, Nevada, Oregon, Vermont, Washington and Washington D.C. have legalized cannabis for adult use.

The funding by the Company of the activities of the subsidiaries involved in the medical and recreational cannabis industry through equity investments, loans or other forms of investment, may be illegal under the applicable federal laws of the U.S. and other applicable laws. There can be no assurances that the federal government of the U.S. or other jurisdictions will not seek to enforce the applicable laws against the Company. The consequences of such enforcement would be materially adverse to the Company and the Company’s business, including its reputation, profitability, the market price of its publicly traded shares, and could result in the forfeiture or seizure of all or substantially all of the Company’s assets.

The prior U.S. administration attempted to address the inconsistent treatment of cannabis under state and federal law in the Cole Memorandum which Deputy Attorney General James Cole sent to all U.S. Attorneys in August 2013 that outlined certain priorities for the DOJ relating to the prosecution of cannabis offenses. The Cole Memorandum held that enforcing federal cannabis laws and regulations in jurisdictions that have enacted laws legalizing cannabis in some form and that have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis, conduct in compliance with those laws and regulations was not a priority for the DOJ. The DOJ did not provide (and has not provided since) specific guidelines for what regulatory and enforcement systems would be deemed sufficient under the Cole Memorandum.

On January 4, 2018, U.S. Attorney General Jeff Sessions formally issued the Sessions Memorandum, which rescinded the Cole Memorandum effective upon its issuance. The Sessions Memorandum stated, in part, that current law reflects “Congress’ determination that cannabis is a dangerous drug and cannabis activity is a serious crime”, and Mr. Sessions directed all U.S. Attorneys to enforce the laws enacted by Congress and to follow well-established principles when pursuing prosecutions related to cannabis activities. There can be no assurance that the federal government will not enforce federal laws relating to cannabis in the future. Jeff Sessions resigned as U.S. Attorney General on November 7, 2018. On February 14, 2019, William Barr was confirmed as U.S. Attorney General. It is unclear what impact this development will have on U.S. federal government enforcement policy.

The uncertainty of U.S. federal enforcement practices going forward and the inconsistency between U.S. federal and state laws and regulations presents major risks for the business and operations of the Company, HSCP and the subsidiaries.

United States Regulatory Uncertainty

There is no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, the Company’s business or operations in those states or under those laws would be materially and adversely affected. Federal actions against any individual or entity engaged in the cannabis industry or a substantial repeal of cannabis related legislation could adversely affect the Company, its business and its assets or investments.

U.S. states where medical and/or recreational cannabis is legal have or are considering special taxes or fees in the cannabis industry. It is uncertain at this time whether other states are in the process of reviewing such additional taxes and fees. The implementation of special taxes or fees could have a material adverse effect upon the businesses, results of operations and financial condition of the Company, HSCP and the subsidiaries.

Service Providers

As a result of any adverse change to the approach in enforcement of the U.S. cannabis laws, adverse regulatory or political changes, additional scrutiny by regulatory authorities, adverse changes in the public perception in respect to the consumption of cannabis or otherwise, third-party service providers to the Company, HSCP or any of the subsidiaries could suspend or withdraw their services, which may have a material adverse effect on the business, revenues, operating results, financial condition or prospects of the Company, HSCP or any of the subsidiaries.

Loss of Foreign Private Issuer Status

Unlike in prior years, as of January 1, 2020, we are required to comply with the domestic reporting regime under the Exchange Act and will incur significant legal, accounting and other expenses, and our management will be required to devote substantial additional time to new compliance initiatives and corporate governance matters.

We determined that, as of June 30, 2019, we no longer qualified as a “foreign private issuer” under the rules and regulations of the SEC. While we were a foreign private issuer, we were exempt from compliance with certain laws and regulations of the SEC, including the proxy rules, the short-swing profits recapture rules and certain governance requirements, such as independent director oversight of the nomination of directors and executive compensation. In addition, we were not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies registered under the Exchange Act. As a result of this determination, beginning on January 1, 2020, we were no longer entitled to “foreign private issuer” exemptions and we now report as a domestic U.S. filer, including filing quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements under Section 14 of the Exchange Act. In addition, we now prepare our financial statements in accordance with generally accepted accounting principles in the United States rather than International Financial Reporting Standards. In addition, beginning January 1, 2020, our “insiders” were and continue to be subject to the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. The Company is also no longer exempt from the requirements of Regulation FD promulgated by the SEC under the Exchange Act.

The regulatory and compliance costs associated with the reporting and governance requirements applicable to U.S. domestic issuers may be significantly higher than the costs we previously incurred as a foreign private issuer. As a result, we expect that the loss of foreign private issuer status will increase our legal and financial compliance costs and will make some activities highly time consuming and costly. In addition, we need to develop our reporting and compliance infrastructure and may face challenges in complying with the new requirements applicable to us.

Ability to Access Public and Private Capital

The Company may have access to equity financing from the public capital markets by virtue of its status as a reporting issuer in the Qualifying Jurisdictions. The Company also may have access to equity and debt financing from the prospectus exempt (private placement) markets in Canada and the U.S. The Company also has relationships with sources of private capital (such as funds and high net worth individuals) that could be investigated at a higher cost of capital. While the Company is not able to obtain bank financing in the U.S. or financing from other U.S. federally regulated entities, it currently has access to equity financing through the public and private markets in Canada and the U.S.

However, additional equity financing may be dilutive to shareholders of the Company and could involve the sale of securities with rights and preferences superior to those of the Subordinate Voting Shares. Debt financing may involve restrictions on the Company’s financing and operating activities. Debt financing may be convertible into other securities of the Company which may result in immediate or resulting dilution. In either case, additional financing may not be available to the Company on acceptable terms or at all. If the Company is unable to raise additional funds as needed, the scope of its operations or growth may be reduced and, as a result, the Company may be unable to fulfil its long-term goals. In this case, investors may lose all or part of their investment. Any default under such debt instruments could have a material adverse effect on the Company, its business or the results of operations.

Reliance on Management or Consulting Services Agreements with Subsidiaries and Affiliates

The Company’s subsidiaries and other affiliates provide assistance and advice regarding the medicinal cannabis business in certain cases through management services agreements entered into with state-licensed entities. Under such agreements, the subsidiaries and affiliates perform certain management and operational services. In exchange for providing these services, the subsidiaries and affiliates receive management fees which are a key source of revenue. Payment of such fees is dependent on the continuing validity and enforceability of the relevant management services agreements. If such agreements are found to be invalid or unenforceable by regulators, or are terminated by the counter-party, this could have a material adverse effect on the Company’s business, prospects, financial condition, and operating results.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus Supplement, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

Marcum LLP is the auditor of the Company and is independent with respect to the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

MNP LLP is the former auditor of the Company and during the period as auditor was independent with respect to the Company in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of Ontario.

Each of Canaccord and INFOR Financial are named as having prepared or certified a report, statement or opinion in the May 2019 Management Information Circular, specifically the fairness opinions from Canaccord and INFOR Financial Inc. (“INFOR Financial”). To the knowledge of the Company, none of Canaccord, INFOR Financial, their respective directors, officers, employees and partners, as applicable, or their respective associates or affiliates, beneficially owns, directly or indirectly, 1% or more of the securities of the Company or any of its associates or affiliates, has received or will receive any direct or indirect interests in the property of the Company or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of the Company or any associate or affiliate thereof.

Deloitte LLP have performed the audit in respect of certain Canopy Growth financial statements incorporated by reference herein. Deloitte LLP and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Company.

REGISTRAR AND TRANSFER AGENT

The transfer agent and registrar of the Company is Odyssey Trust Company located at 835 - 409 Granville Street, Vancouver, British Columbia V6C 1T2.

PROMOTERS

Mr. Murphy may be considered a promoter of the Company, as he has taken the initiative in reorganizing and financing the business of the Company pursuant to the RTO.

Mr. Murphy beneficially owns, controls or directs, 168,000 Multiple Voting Shares (equivalent to 168,000 Subordinate Voting Shares, on an as-converted to Subordinate Voting Share basis), representing 100% of the issued and outstanding Multiple Voting Shares, 113,102.31 Proportionate Voting Shares (equivalent to 4,524,092 Subordinate Voting Shares on an as-converted to Subordinate Voting Share basis), representing approximately 19.77% of the issued and outstanding Proportionate Voting Shares, 295,232 Subordinate Voting Shares, representing approximately 0.44% of the issued and outstanding Subordinate Voting Shares, 540,000 stock options exercisable to acquire 540,000 Subordinate Voting Shares, and 15,957,908 HSCP Units, which HSCP Units may be exchanged for 15,957,908 Subordinate Voting Shares or, at the Company’s option, cash. Mr. Murphy also holds 1,111,175 RSUs, comprised of 981,836 RSUs subject to a Lock-Up Agreement, 82,464 RSUs awarded to holders of unvested equity interests in the Company in connection with the Arrangement and 46,875 RSUs awarded as Mr. Murphy’s short-term incentive award for 2019. In addition, Mr. Murphy will receive compensation in his capacity as an officer of the Company. Pursuant to the Poppins Credit Agreement, it is anticipated that Mr. Murphy will be entitled to receive, assuming full repayment of the Borrowed Amount at maturity, US$23,100,000 along with up to 304,001 Interest Shares. See “Description of Material Indebtedness - Poppins Credit Facility”.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in the Qualifying Jurisdictions provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus supplement and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus supplement and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

In an offering of warrants (including the Warrants comprised in the Units), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus supplement is limited, in certain provincial securities legislation, to the price at which the Warrants are offered to the public under the Offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the Warrant, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

Purchaser’s Contractual Rights

In the event that a purchaser of Special Warrants or the holder of the Purchaser’s Option acquires Unit Shares or Warrants upon the exercise of the Special Warrants or upon the exercise of the Purchaser’s Option, as the case may be, and is or becomes entitled under applicable Securities Laws to the remedy of rescission by reason of this Prospectus Supplement, together with the Company’s Shelf Prospectus, containing a misrepresentation, such purchaser or holder will be entitled to rescission with respect to: (i) the exercise of the Special Warrants or the Purchaser’s Option,  and (ii) in respect of the Units issued upon the exercise of the Special Warrants or the Purchaser’s Option, and will be entitled in connection with such rescission to a full refund from the Company of the amount of the aggregate purchase price paid in respect of the Special Warrants, or the aggregate exercise price of the Purchaser’s Option. The provisions hereof are a direct contractual right extended by the Company to the Purchasers, the holder of the Purchaser’s Option, permitted assignees of such parties, and to holders of the Unit Shares and Warrants acquired by such holders on exercise of the Special Warrants or the Purchaser’s Option, provided that the right of rescission is exercised within 180 days from the date of the purchase of such Special Warrants, or issuance of the Purchaser’s Option. The provisions hereof are in addition to any other right or remedy available to a purchaser of the Special Warrants or the holder of the Purchaser’s Option under section 130 of the Securities Act (Ontario), and equivalent provisions of the securities legislation of the other Qualifying Jurisdictions, or otherwise at law.

CERTIFICATE OF THE COMPANY

Dated: February 25, 2020

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada (other than Newfoundland and Labrador, Prince Edward Island and Quebec).

(signed) “Kevin Murphy”	(signed) “Glen Leibowitz”
Kevin Murphy Chief Executive Officer	Glen Leibowitz Chief Financial Officer

On behalf of the Board of Directors:

(signed) “John Boehner”	(signed) “William C. Van Faasen”
John Boehner Director	William C. Van Faasen Director

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CERTIFICATE OF THE PROMOTER

Dated: February 25, 2020

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada (other than Newfoundland and Labrador, Prince Edward Island and Quebec).

(signed) “Kevin Murphy”
Kevin Murphy

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CERTIFICATE OF THE AGENT

Dated: February 25, 2020

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada (other than Newfoundland and Labrador, Prince Edward Island and Quebec).

CANACCORD GENUITY CORP. (signed) “Patrick Burke”
Patrick Burke

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